Exhibit B.3(c): Management’s discussion and analysis excerpted from pages
1-100
of CIBC’s 2025 Annual Report

Management’s discussion and analysis

Management’s discussion and analysis
Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2025, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of December 3, 2025. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR+ at www.sedarplus.com and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 94 to 100 of this Annual Report.

2	External reporting changes

2	Overview
2	Our strategy
2	Performance against objectives

4	Financial highlights

5	Economic and market environment
5	Year in review – 2025
5	Outlook for calendar year 2026

5	Significant events

6	Financial performance overview
6	2025 Financial results review
6	Net interest income and margin
7	Non-interest income
7	Trading revenue
8	Provision for credit losses
8	Non-interest expenses
9	Taxes
9	Foreign exchange
9	Fourth quarter review
10	Quarterly trend analysis
11	Review of 2024 financial performance

13	Non-GAAP measures

16	Strategic business units overview
17	Canadian Personal and Business Banking
20	Canadian Commercial Banking and Wealth Management
23	U.S. Commercial Banking and Wealth Management
26	Capital Markets
29	Corporate and Other

30	Financial condition
30	Review of condensed consolidated balance sheet
31	Capital management
40	Off-balance sheet arrangements

42	Management of risk

82	Accounting and control matters
82	Critical accounting policies and estimates
86	Accounting developments
86	Other regulatory developments
86	Related-party transactions
87	Policy on the Scope of Services of the Shareholders’ Auditor
87	Controls and procedures

88	Supplementary annual financial information

94	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Economic and market environment – Outlook for calendar year 2026”, “Significant events”, “Financial performance overview – Taxes”, “Strategic business units overview – Canadian Personal and Business Banking”, “Strategic business units overview – Canadian Commercial Banking and Wealth Management”, “Strategic business units overview – U.S. Commercial Banking and Wealth Management”, “Strategic business units overview – Capital Markets”, “Financial condition – Capital management”, “Financial condition –
Off-balance
sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Other regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our sustainability ambitions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2026 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2026” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential negative economic impacts tied to the actual and proposed U.S. imposition of tariffs on Canada and other countries and their countermeasures, the softening labour market and uncertain political conditions in the U.S., the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; inflationary pressures in the U.S.; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East; the impact of post-pandemic hybrid work arrangements; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; the occurrence of public health emergencies and any related government policies and actions; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks, which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry, including through internet and mobile banking; technological change, including the use of data and artificial intelligence (AI) in our business; the heavy reliance on AI-related capital spending for U.S. growth and the uncertain employment impacts from its adoption; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG-related risks, including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

1	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

External reporting changes
The following external reporting changes were made in 2025.
Changes made to our business segments
•
Our Simplii Financial direct banking business and Investor’s Edge direct investing business, previously reported in Capital Markets and Direct Financial Services were realigned with Canadian Personal and Business Banking and Canadian Commercial Banking and Wealth Management, respectively; and

•	Our CIBC Cleary Gull U.S. mid-market investment banking business was realigned from Capital Markets to U.S. Commercial Banking and Wealth Management.
Prior period amounts were restated accordingly. While the changes impacted the results of our strategic business units (SBUs) and how we measure the performance of our SBUs, there was no impact on our consolidated financial results from these changes.
Overview
CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambition a reality, and we are deploying our resources to create positive change and contribute to a more secure, equitable and sustainable future.
Across our bank and our businesses – Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets – our 50,000 employees bring our purpose to life every day for our 15 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our strategy
Throughout 2025, we continued to execute on our strategy with a goal of delivering exceptional client experience and top-tier
shareholder returns while maintaining our financial strength, risk discipline, and advancing our purpose-driven culture. Going forward, we will continue to drive further long-term growth and build on our momentum with a client-focused, connected, and performance-driven approach, that is underpinned by our four strategic priorities:
•	Growing our mass affluent and private wealth franchise;
•	Expanding our digital-first personal banking capabilities;
•	Delivering connectivity and differentiation to our clients; and
•	Enabling, simplifying and protecting our bank.
Performance against objectives
CIBC reports a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into four key areas – earnings growth, operating leverage, shareholder profitability and return, and balance sheet strength. We have set through the cycle targets for each of these measures, which we currently define as three to five years, assuming a normal business environment and credit cycle. Our ability to achieve these objectives may be adversely affected by extraordinary developments and disruptions.
Fiscal 2025 saw decelerating Canadian economic growth with higher unemployment, elevated tariffs in some sectors, and geopolitical pressures. This was offset by strong but volatile financial markets and stimulative monetary policy. In spite of these challenges, we delivered strong performance across all of our SBUs.

Earnings growth
To assess our earnings growth, we monitor our earnings per share (EPS). In 2025, our reported and adjusted
(1)
EPS was $8.57 and $8.61, respectively, compared with $7.28 and $7.40, respectively, in 2024. Against a backdrop of a challenging economic environment, our year-over-year reported and adjusted
(1)
diluted EPS was up by 18% and 16%, respectively.

Going forward, we will continue to target an adjusted
(1)
diluted EPS
growth rate of 7% to 10% through the cycle.
Reported diluted EPS ($)	Adjusted diluted EPS ($)

Operating leverage
Operating leverage, defined as the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses, is a measure of the relative growth rates of revenue and expenses. In 2025, our reported and adjusted
(1)
operating leverage was 4.0% and 3.1%, respectively, compared with 9.1% and 1.2%, respectively, in 2024.

Going forward, we will continue to target positive adjusted
(1)
operating leverage through the cycle.
Reported operating leverage (%)	Adjusted operating leverage (%)

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

CIBC 2025 ANNUAL REPORT	2

Management’s discussion and analysis

Shareholder profitability and return
We have three metrics to measure shareholder profitability and return:

1.
Return on common shareholders’ equity (ROE)

ROE, defined as the ratio of net income to average(2) common shareholders’ equity, is a key measure of profitability. In 2025, our reported and adjusted(1) ROE were at 14.3% and 14.4%, respectively, compared with 13.4% and 13.7% in 2024, respectively, and below our through the cycle target of 15%+, driven mainly by higher regulatory capital requirements.

Going forward, we will continue to target an adjusted
(1)
ROE of 15%+ through the cycle.
ROE (%)	Adjusted ROE (%)

2.
Dividend payout ratio

Dividend payout ratio is defined as the ratio of common share dividends paid as a percentage of net income after preferred share dividends, premiums on preferred share redemptions, and distributions on other equity instruments. Key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level. In 2025, our reported and adjusted
(1)
dividend payout ratios were 45.0% and 44.8%, respectively, compared with 49.4% and 48.5% in 2024, respectively.

Going forward, we will continue to target an adjusted
(1)
dividend payout ratio of 40% to 50% through the cycle.
Reported dividend payout ratio (%)	Adjusted dividend payout ratio (%)

3.
Total shareholder return (TSR)

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control. We continue to have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over rolling three- and five-year periods. For the three years ended October 31, 2025, our TSR was 119.5% (2024: 36.4%), which was above the S&P/TSX Composite Banks Index of 73.7%. For the five years ended October 31, 2025, our TSR was 199.8% (2024: 102.9%), which was above the S&P/TSX Composite Banks Index return over the same period of 159.1%.
Rolling three-year TSR (%)	Rolling five-year TSR (%)

Balance sheet strength
Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital and liquidity positions. We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders.

1.
Common Equity Tier 1 (CET1) ratio

We actively manage our capital to maintain a strong and efficient capital base while supporting our business growth and returning capital to our shareholders. For the year ended October 31, 2025, our CET1
(3)
ratio was 13.3%, compared with 13.3% in 2024, well above the current regulatory requirement set by the Office of the Superintendent of Financial Institutions (OSFI).

Going forward, we will continue to maintain a strong buffer to regulatory requirements.

2.
Liquidity coverage ratio (LCR)

Our ability to meet our near-term financial obligations is measured through the LCR. It measures unencumbered high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs in a
30-calendar-day
liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

For the quarter ended October 31, 2025, our three-month daily average LCR
(3)
was 132% compared to 129% for the same period last year.
CET1 ratio (%)
LCR (%)

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
Our capital ratios are calculated pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline and the LCR is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, which are both based on Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

3	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Financial highlights

As at or for the year ended October 31		2025	2024
Financial results ($ millions)
Net interest income		$15,769	$13,695
Non-interest income		13,364	11,911
Total revenue		29,133	25,606
Provision for credit losses		2,342	2,001
Non-interest expenses		15,852	14,439
Income before income taxes		10,939	9,166
Income taxes		2,485	2,012
Net income		$8,454	$7,154
Net income attributable to non-controlling interests		25	39
Preferred shareholders and other equity instrument holders		364	263
Common shareholders		8,065	6,852
Net income attributable to equity shareholders		$8,429	$7,115
Financial measures
Reported efficiency ratio (1)		54.4%	56.4%
Reported operating leverage (1)		4.0%	9.1%
Loan loss ratio (1)		0.33%	0.32%
Reported return on common shareholders’ equity (1)		14.3%	13.4%
Net interest margin (1)		1.43%	1.36%
Net interest margin on average interest-earning assets (1)(2)		1.55%	1.47%
Return on average assets (1)(2)		0.77%	0.71%
Return on average interest-earning assets (1)(2)		0.83%	0.77%
Reported effective tax rate		22.7%	21.9%
Common share information
Per share ($)	– basic earnings	$8.62	$7.29
	– reported diluted earnings	8.57	7.28
	– dividends	3.88	3.60
	– book value (1)	62.33	57.08
Closing share price ($)		116.21	87.11
Shares outstanding (thousands)	– weighted-average basic	935,374	939,352
	– weighted-average diluted	940,675	941,712
	– end of period	926,614	942,295
Market capitalization ($ millions)		$107,682	$82,083
Value measures
Total shareholder return		39.05%	87.56%
Dividend yield (based on closing share price)		3.3%	4.1%
Reported dividend payout ratio (1)		45.0%	49.4%
Market value to book value ratio		1.86	1.53
Selected financial measures – adjusted (3)
Adjusted efficiency ratio		54.3%	55.8%
Adjusted operating leverage		3.1%	1.2%
Adjusted return on common shareholders’ equity		14.4%	13.7%
Adjusted effective tax rate		22.7%	22.0%
Adjusted diluted earnings per share ($)		$8.61	$7.40
Adjusted dividend payout ratio		44.8%	48.5%
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$327,238	$302,409
Loans and acceptances, net of allowance for credit losses		589,504	558,292
Total assets		1,116,938	1,041,985
Deposits		808,124	764,857
Common shareholders’ equity (1)		57,760	53,789
Average assets (2)		1,104,285	1,005,133
Average interest-earning assets (1)(2)		1,015,644	929,604
Average common shareholders’ equity (1)(2)		56,321	51,025
Assets under administration (AUA) (1)(4)(5)		3,998,199	3,600,069
Assets under management (AUM) (1)(5)		430,982	383,264
Balance sheet quality (All-in basis) and liquidity measures (6)
Risk-weighted assets (RWA) ($ millions)
Total RWA		$357,803	$333,502
Capital ratios
CET1 ratio		13.3%	13.3%
Tier 1 capital ratio		15.1%	14.8%
Total capital ratio		17.4%	17.0%
Leverage ratio		4.3%	4.3%
Total loss absorbing capacity (TLAC) ratio		31.9%	30.3%
TLAC leverage ratio		9.0%	8.7%
LCR (7)		132%	129%
Net stable funding ratio (NSFR)		116%	115%
Other information
Full-time equivalent employees		49,824	48,525

(1)	For additional information on the composition of these specified financial measures, see the “Glossary” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the
“Non-GAAP
measures” section.

(4)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $3,117.4 billion as at October 31, 2025 (2024: $2,814.6 billion).
(5)	AUM amounts are included in the amounts reported under AUA.
(6)
RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and the LCR and NSFR are calculated pursuant to OSFI’s LAR Guideline, all of which are based on BCBS standards. For additional information, see the “Capital management” and “Liquidity risk” sections.

(7)	Average for the three months ended October 31 for each respective year.

CIBC 2025 ANNUAL REPORT	4

Management’s discussion and analysis

Economic and market environment
Year in review – 2025
Growth decelerated in Canada in 2025 as the economy was hit by elevated tariffs in some sectors and uncertainty over trade relations with the U.S. Although population growth was slowing, weak hiring resulted in an upward drift in the unemployment rate. Inflation remained close to the Bank of Canada’s 2% target rate, allowing the central bank to further lower its policy rate during the year to support growth ahead. Lower interest rates supported a strong year for equities and capital market activity, a mid-year
upturn in housing starts, and moderate growth in mortgage and personal loans. Growth in business loans decelerated due to the impact of economic uncertainty on investment spending. The U.S. economy has remained stronger than Canada’s helped by a boom in capital spending for artificial intelligence (AI), but has been impacted by slowing population growth that has held back job creation. While core inflation has yet to come back to target, the central bank resumed cutting interest rates in the wake of a modest upturn in unemployment.
Outlook for calendar year 2026
The ongoing global trade uncertainty presents a challenging environment for economic activity in Canada and abroad, with more stimulative monetary policy in most countries aimed at sustaining moderate global growth in 2026. The U.S. will see both court rulings and further negotiations over trade policy, the outcomes of which will impact both the U.S. economy and those of its trading partners, but tariffs are likely to remain well above pre-2025
levels. In Canada’s case, we expect some progress to reduce some of the sectoral tariffs already imposed, but our outlook assumes that the
Canada-U.S.-Mexico
trade deal is extended and provides ongoing tariff-free access for other Canadian exports to the U.S. market.
China continues to face higher tariffs than other countries. If the tariffs are maintained at current levels, we expect slower growth in China in 2026 even with increased support from fiscal stimulus. Europe is expected to see a modest improvement in growth in 2026, from the lagged impacts of 2025 interest rate cuts and increased defense spending in some countries. Oil prices could see a modest rebound in the coming year, while we expect to see continued firmness in prices for commodities tied to electrification and power production.
After pausing earlier in 2025, the Bank of Canada cut interest rates further as unemployment climbed, and we expect its policy rate to hold at 2.25% through 2026 in order to support interest sensitive demand. Although Canadian tariffs and higher U.S. production costs will put some upward pressure on inflation, most of that will be offset by ongoing labour market slack that will constrain wage gains and consumer purchasing power for domestic goods and services. Fiscal policy could also mitigate an economic downturn through targeted relief for affected sectors and should support economic growth in 2026. Canadian GDP is expected to grow at 1.4% for 2026 as a whole, and with slow population growth, that will allow the unemployment rate to gradually ease and average at 6.7% for the year as a whole. A more severe global trade conflict, or more elevated U.S. tariffs on Canada, would represent a downside risk to this forecast, with the results dependent on the degree to which the trade shock would be offset by more substantial monetary and fiscal stimulus.
The U.S. economy faces headwinds from a deceleration in population growth and the impact of elevated tariffs on consumer spending power and business costs. Strong capital spending on
AI-related
projects is expected to continue, but may not provide as large a year-over-year
increase in growth as in 2025. Despite above-target inflation, the Federal Reserve has resumed cutting interest rates in response to slower hiring, and is expected to take the federal funds rate to under 3.5% in 2026. Real GDP growth is expected to be just under 2% for 2026 as a whole, with the unemployment rate stabilizing at 4.4%. Higher budget deficits could prevent a further drop in long-term rates, but fiscal stimulus and lighter regulatory policies will add some support for economic growth in 2026. Inflation is expected to accelerate as tariffs get passed through to consumers, with the CPI averaging 3.3% in 2026.
For Canadian Personal Banking, mortgage growth is expected to continue at the current rate in 2026, as lower interest rates bring buyers back to the market tempered by reduced consumer confidence and policy measures designed to slow population growth. We expect to see a marginal improvement in activity as per capita discretionary spending accelerates in response to lower borrowing costs, offset by economic uncertainty resulting in a modest increase in demand for non-mortgage
credit.
De-escalating
tariff concerns and interest rate relief should lead to loan growth in Canadian commercial banking and corporate banking in 2026. While loan growth in our U.S. commercial banking business had slowed due to the evolving trade policy uncertainties, we expect client investment activity will increase as the uncertainty lessens, which in turn will lead to further loan growth to the extent clients do not utilize their deposit holdings.
Financial markets will benefit from interest rate reductions in both Canada and the U.S. Canadian and U.S. wealth management businesses have benefitted from strong equity market performance in both countries, and greater assets under management should be supportive for 2026.
Corporate and investment banking is expected to continue to benefit from merger and acquisition activity, and corporate bond issuance is expected to pick up as capital spending improves with reduced uncertainties over tariffs in 2026.
The economic outlook described above reflects numerous assumptions regarding the level and duration of tariffs between the U.S., Canada and other major trading partners, the impact that tariffs may have on economic growth and inflation in Canada and the U.S. and fiscal and monetary policies that may be enacted in response to tariffs, as well as the economic risks emanating from geopolitical events. As a result, actual experience may differ materially from expectations. The impact of trade policy uncertainty and geopolitical events on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of expected credit losses (ECL). See the “Accounting and control matters” section and Note 5 to our consolidated financial statements for further details.
Significant events
Sale of certain banking assets in the Caribbean
On October 31, 2023, CIBC Caribbean Bank Limited (CIBC Caribbean) announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The sale of banking assets in Curaçao was completed on May 24, 2024. The sale of banking assets in Sint Maarten was completed on February 7, 2025. The impact of these transactions was not material.

5	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview
This section provides a review of our consolidated financial results for 2025. A review of our SBU results follows on pages 16 to 28. Refer to page 11 for a review of our financial performance for 2024.
2025 Financial results review
Reported net income for the year was $8,454 million, compared with $7,154 million in 2024.
Adjusted net income
(1)
for the year was $8,487 million, compared with $7,272 million in 2024.
Reported diluted EPS for the year was $8.57, compared with $7.28 in 2024.
Adjusted diluted EPS
(1)
for the year was $8.61, compared with $7.40 in 2024.
2025
Net income was affected by the following item of note:
•
$45 million ($33 million
after-tax)
amortization and impairment of acquisition-related intangible assets ($20 million after-tax
in Canadian Personal and Business Banking, and $13 million
after-tax
in U.S. Commercial Banking and Wealth Management).

The above item of note increased
non-interest
expenses by $45 million and decreased income taxes by $12 million, and decreased net income by $33 million.
2024
Net income was affected by the following items of note:
•
$103 million ($77 million
after-tax)
charge related to the special assessment imposed by the Federal Deposit Insurance Corporation (FDIC) on U.S. depository institutions, which impacted CIBC Bank USA (U.S. Commercial Banking and Wealth Management); and

•
$56 million ($41 million
after-tax)
amortization and impairment of acquisition-related intangible assets ($19 million after-tax
in Canadian Personal and Business Banking, and $22 million
after-tax
in U.S. Commercial Banking and Wealth Management).

The above items of note increased
non-interest
expenses by $159 million and decreased income taxes by $41 million. In aggregate, these items of note decreased net income by $118 million.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
Net interest income and margin

$ millions, for the year ended October 31		2025	2024
Non-trading net interest income		$16,893	$14,648
Trading net interest income (1)		(1,124)	(953)
Total net interest income	A	$15,769	$13,695
Average trading interest-earning assets		140,073	109,676
Average non-trading interest-earning assets		875,571	819,928
Total average interest-earning assets	B	1,015,644	929,604
Net interest margin on average interest-earning assets	A/B	1.55%	1.47%
Net interest margin on average interest-earning assets (excluding trading) (1)		1.93%	1.79%

(1)	See the “Glossary – Trading activities and trading net interest income” and “Glossary – Net interest margin on average interest-earning assets (excluding trading)” sections for additional information.
Net interest income was up $2,074 million or 15% from 2024, primarily due to volume growth across all of our businesses, including from the conversion of bankers’ acceptances to Canadian Overnight Repo Rate Average (CORRA) resulting from Canadian Dollar Offered Rate (CDOR) cessation in 2024, higher net interest margin in our non-trading businesses, and the impact of foreign exchange translation, partially offset by lower treasury revenue and lower trading net interest income.
Net interest margin on average interest-earning assets was up 8 basis points from 2024, primarily due to higher deposit and loan margins, partially offset by lower trading net interest income. Net interest margin on average interest-earning assets (excluding trading) was up 14 basis points from 2024, primarily due to higher deposit and loan margins.
Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section and in the “Strategic business units overview” section.

CIBC 2025 ANNUAL REPORT	6

Management’s discussion and analysis

Non-interest
income

$ millions, for the year ended October 31	2025	2024
Underwriting and advisory fees	$915	$707
Deposit and payment fees	996	958
Credit fees	1,015	1,218
Card fees	402	414
Investment management and custodial fees (1)(2)	2,241	1,980
Mutual fund fees (2)	2,019	1,796
Income from insurance activities, net	317	356
Commissions on securities transactions	554	431
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (3)	4,022	3,226
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	(14)	43
Foreign exchange other than trading	369	386
Income from equity-accounted associates and joint ventures (2)	117	79
Other	411	317
Total non-interest income	$13,364	$11,911

(1)
Custodial fees directly recognized by CIBC are included in Investment management and custodial fees. Our proportionate share of the custodial fees from the joint ventures which CIBC has with The Bank of New York Mellon are included within Income from equity-accounted associates and joint ventures.

(2)
Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors not directly related to the amount of AUA (e.g., flat fees on a per account basis).

(3)	Includes $174 million of gains (2024: $82 million of gains) relating to non-trading financial instruments measured/designated at FVTPL.
Non-interest
income was up $1,453 million or 12% from 2024.
Underwriting and advisory fees were up $208 million or 29%, primarily due to higher advisory and debt issuance revenue in Capital Markets.
Credit fees were down $203 million or 17%, primarily due to the conversion of bankers’ acceptances to CORRA loans in 2024, partially offset by an increase in volume growth in our corporate and commercial banking businesses.
Investment management and custodial fees were up $261 million or 13%, primarily due to higher average AUA and AUM balances attributable to market appreciation in our wealth management businesses and the impact of foreign currency translation.
Mutual fund fees were up $223 million or 12%, primarily due to higher average AUM balances in our wealth management businesses.
Commissions on securities transactions were up $123 million or 29%, primarily due to higher trading volume in our retail brokerage business.
Gains (losses) from financial instruments measured/designated at FVTPL, net were up $796 million or 25%, primarily due to higher trading income, including from the impact of decreases in interest rates on derivatives that are economically hedging interest on trading securities included in net interest income.
Gains (losses) from debt securities measured at FVOCI and amortized cost, net were down $57 million or 133%, primarily due to impairment of debt securities measured at amortized cost and lower net realized gains from dispositions of FVOCI debt securities.
Income from equity-accounted associates and joint ventures was up $38 million or 48%, primarily due to higher revenue from our strategic investments.
Trading revenue
(1)(2)

$ millions, for the year ended October 31	2025	2024
Net interest income	$(1,124)	$(937)
Non-interest income (2)	3,848	3,144
Total trading revenue	$2,724	$2,207
Interest rates	$586	$518
Foreign exchange	1,027	969
Equities	844	540
Commodities	264	179
Other	3	1
Total trading revenue	$2,724	$2,207

(1)
Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance. For additional information, see the “Glossary – Trading activities and trading net interest income” section.

(2)
Reported as part of the Gains (losses) from financial instruments measured/designated at FVTPL in the consolidated statement of income, which consist of a gain of $3,848 million (2024: $3,144 million) related to trading financial instruments measured/designated at FVTPL and a gain of $174 million (2024: $82 million) relating to non-trading
financial instruments measured/designated at FVTPL.

Trading revenue was up $517 million or 23% from 2024, primarily due to higher equities, commodities, interest rates and foreign exchange trading revenue.

7	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Trading revenue comprises net interest income and
non-interest
income. Net interest income arises from interest and dividends relating to financial assets and liabilities associated with trading activities, other than derivatives, net of interest expense and interest income associated with funding these assets and liabilities.
Non-interest
income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL and income relating to changes in fair value of derivative financial instruments. Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of income. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest
income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.
Provision for credit losses

$ millions, for the year ended October 31	2025	2024
Provision for credit losses – impaired
Canadian Personal and Business Banking (1)	$1,365	$1,169
Canadian Commercial Banking and Wealth Management (1)	112	75
U.S. Commercial Banking and Wealth Management (1)	268	449
Capital Markets (1)	117	55
Corporate and Other	25	12
	1,887	1,760
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking (1)	399	64
Canadian Commercial Banking and Wealth Management (1)	54	48
U.S. Commercial Banking and Wealth Management (1)	(93)	111
Capital Markets (1)	91	29
Corporate and Other	4	(11)
	455	241
Total provision for credit losses	$2,342	$2,001

(1)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
Provision for credit losses was up $341 million or 17% from 2024. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook and model parameter updates, partially offset by favourable credit migration, as well as higher allowance releases for credit migration from the performing to the impaired portfolio in the U.S. in the current year. Provision for credit losses on impaired loans was up due to higher provisions in all SBUs, except U.S. Commercial Banking and Wealth Management.
For further details regarding provision for credit losses in our SBUs, refer to the “Strategic business units overview” section.
Non-interest
expenses

$ millions, for the year ended October 31	2025	2024
Employee compensation and benefits
Salaries (1)	$4,642	$4,267
Performance-based compensation	3,501	2,992
Benefits	1,123	1,002
	9,266	8,261
Occupancy costs	847	830
Computer, software and office equipment	2,946	2,719
Communications	395	362
Advertising and business development	398	344
Professional fees	284	257
Business and capital taxes	124	128
Other	1,592	1,538
Total non-interest expenses	$15,852	$14,439

(1)	Includes termination benefits.
Non-interest
expenses were up $1,413 million or 10% from 2024.
Employee compensation and benefits were up $1,005 million or 12%, primarily due to higher performance-based and other employee-related compensation, including higher employee termination costs.
Computer, software and office equipment were up $227 million or 8%, primarily due to higher spending on technology and other strategic initiatives, and higher software maintenance.
Advertising and business development were up $54 million or 16%, primarily due to higher marketing, business travel and sponsorship expenses.

CIBC 2025 ANNUAL REPORT	8

Management’s discussion and analysis

Taxes

$ millions, for the year ended October 31	2025	2024
Income taxes	$2,485	$2,012
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	550	502
Payroll taxes	467	406
Capital taxes	79	82
Property and business taxes	78	69
Total indirect taxes (1)	1,174	1,059
Total taxes	$3,659	$3,071
Reported effective tax rate	22.7%	21.9%
Total taxes as a percentage of net income before deduction of total taxes	30.2%	30.0%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.
Total income and indirect taxes were up $588 million from 2024.
Income tax expense was $2,485 million, up $473 million from 2024, due to higher income.
Indirect taxes were up $115 million from 2024, due to increases in both sales taxes and payroll taxes. Sales taxes increased by $48 million from 2024, primarily due to Canadian sales taxes that resulted from higher spending on technology and other strategic initiatives. Payroll taxes were up $61 million from 2024, primarily due to increases in unemployment, health insurance and statutory pension contributions. Indirect taxes are included in non-interest
expenses.
Global Minimum Tax
On June 20, 2024, Canada enacted the
Global Minimum Tax Act
(GMTA) to adopt the Organisation for Economic
Co-operation
and Development’s Pillar Two, which implements a 15% global minimum corporate tax (GMT) on certain multinational enterprises. These rules applied to CIBC as of November 1, 2024.
The impact of GMT on CIBC’s consolidated tax rate is within a 1% range for the year ended October 31, 2025.
Foreign exchange
The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	2025	2024
	vs.	vs.
$ millions, for the year ended October 31	2024	2023
Estimated increase in:
Total revenue	$212	$44
Provision for credit losses	11	5
Non-interest expenses	102	23
Income taxes	25	4
Net income	74	12
Impact on EPS:
Basic	$0.08	$0.01
Diluted	0.08	0.01
Average USD appreciation relative to CAD	3.2%	0.8%
Fourth quarter review

$ millions, except per share amounts, for the three months ended					2025				2024
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Revenue
	Canadian Personal and Business Banking (1)	$3,188	$3,061	$2,859	$2,923	$2,842	$2,775	$2,646	$2,679
	Canadian Commercial Banking and Wealth Management (1)	1,836	1,723	1,640	1,703	1,602	1,523	1,456	1,437
	U.S. Commercial Banking and Wealth Management (1)	810	790	769	847	733	731	669	687
	Capital Markets (1)(2)	1,523	1,506	1,545	1,574	1,155	1,092	1,243	1,310
	Corporate and Other (2)	219	174	209	234	285	483	150	108
	Total revenue	$7,576	$7,254	$7,022	$7,281	$6,617	$6,604	$6,164	$6,221
	Net interest income	$4,132	$4,048	$3,788	$3,801	$3,633	$3,532	$3,281	$3,249
	Non-interest income	3,444	3,206	3,234	3,480	2,984	3,072	2,883	2,972
	Total revenue	7,576	7,254	7,022	7,281	6,617	6,604	6,164	6,221
	Provision for credit losses	605	559	605	573	419	483	514	585
	Non-interest expenses	4,179	3,976	3,819	3,878	3,791	3,682	3,501	3,465
	Income before income taxes	2,792	2,719	2,598	2,830	2,407	2,439	2,149	2,171
	Income taxes	612	623	591	659	525	644	400	443
	Net income	$2,180	$2,096	$2,007	$2,171	$1,882	$1,795	$1,749	$1,728
	Net income attributable to:
	Non-controlling interests	$6	$2	$9	$8	$8	$9	$10	$12
	Equity shareholders	2,174	2,094	1,998	2,163	1,874	1,786	1,739	1,716
EPS	– basic	$2.21	$2.16	$2.05	$2.20	$1.91	$1.83	$1.79	$1.77
	– diluted	2.20	2.15	2.04	2.19	1.90	1.82	1.79	1.77

(1)	Certain prior year information has been restated. See “External reporting changes” for additional details.
(2)
Commencing in the third quarter of 2024, tax equivalent basis (TEB) reporting is no longer applicable to certain dividends received on or after January 1, 2024. In the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were reflected in the first and second quarters of 2024 as an item of note. Prior to the third quarter of 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.

9	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Compared with Q4/24
Net income for the quarter was $2,180 million, up $298 million or 16% from the fourth quarter of 2024.
Net interest income was up $499 million or 14%, primarily due to higher net interest margin in our non-trading businesses and volume growth across all of our businesses, partially offset by lower treasury revenue and lower trading net interest income.
Non-interest
income was up $460 million or 15%, primarily due to higher trading non-interest
income, higher fee-based revenue, higher underwriting and advisory fees, higher credit fees and higher commissions on securities transactions.
Provision for credit losses was up $186 million or 44% from the same quarter last year. Provision for credit losses on performing loans was up, due to an unfavourable change in the economic outlook in Canada and unfavourable credit migration in the current quarter and favourable model parameter updates in the same quarter last year. Offsetting these increases, the same quarter last year included an unfavourable change in economic outlook in the U.S. compared to a favourable change in the current quarter. Provision for credit losses on impaired loans was up due to higher provisions in all SBUs, except U.S. Commercial Banking and Wealth Management.
Non-interest
expenses were up $388 million or 10%, primarily due to higher performance-based and other employee-related compensation, including higher employee termination costs, higher computer, software and office equipment expenses, higher occupancy costs, including from lease exit and leasehold impairment charges, higher advertising and business development and higher professional fees.
Income tax expense was up $87 million or 17%, primarily due to higher income and earnings mix.
Compared with Q3/25
Net income for the quarter was up $84 million or 4% from the prior quarter.
Net interest income was up $84 million or 2%, primarily due to higher net interest margin in our non-trading businesses, volume growth across all of our businesses and higher treasury revenue, partially offset by lower trading net interest income.
Non-interest
income was up $238 million or 7%, primarily due to higher trading non-interest
income, higher fee-based revenue and higher commissions on securities transactions, partially offset by lower underwriting and advisory fees.
Provision for credit losses was up $46 million or 8% from the prior quarter. Provision for credit losses on performing loans was up, due to unfavourable credit migration in the current quarter compared to favourable credit migration in the prior quarter, partially offset by a more unfavourable change in the economic outlook in the prior quarter. Provision for credit losses on impaired loans was up mainly due to higher provisions in Capital Markets, Canadian Commercial Banking and Wealth Management, and Corporate and Other, partially offset by lower provisions in Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.
Non-interest
expenses were up $203 million or 5%, primarily due to higher computer, software and office equipment expenses, higher occupancy costs, including from lease exit and leasehold impairment charges, higher advertising and business development and higher professional fees.
Income tax expense was down $11 million or 2%, primarily due to earnings mix.
Quarterly trend analysis
Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the periods presented above, driven by organic client growth, along with building and deepening relationships across our client base.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth and positive investor sentiment in wealth management. In commercial banking, revenue growth has been driven by client demand that has rebounded since the later part of 2024. In wealth management, AUA and AUM growth and associated fee income have been helped by market appreciation and strong sales activity across our distribution channels.
U.S. Commercial Banking and Wealth Management revenue has continued to benefit from growth in our core businesses, supported by our ongoing strategy of deepening client relationships. Loan volumes had been growing since the second quarter of 2024 until the most recent quarter of 2025, which experienced high payoffs. Revolver utilization rates remained low. Deposit balances have increased from the first quarter of 2024, except for the declines in the second and third quarters of 2025 due to seasonal outflows and draw down of short-term placements. In our wealth management segment, AUM has shown growth, contributing to higher fee income. This positive trend has been supported by market appreciation, despite some volatility experienced in the first half of 2025.
Capital Markets had consistently higher trading revenue in 2025 compared with 2024, driven by robust market conditions and strong client activity. The third quarter of 2024 included a TEB reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note.
Corporate and Other included the impact of higher net interest margins in International banking from rising interest rates until the third quarter of 2024. The third quarter of 2024 included higher treasury revenue and a TEB offset reversal related to the denial of the dividends received deduction for Canadian banks, shown as an item of note. The third quarter of 2025 included investment losses and impairment on debt securities in International banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We have been operating in an uncertain macroeconomic environment in which there is considerable judgment involved in the estimation of expected credit losses.
Uncertainty over tariffs imposed or proposed by the U.S. government impacted our provision for credit losses for performing loans in fiscal 2025. An unfavourable change in our outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the first quarter of 2024. Unfavourable credit migration impacted our provision for credit losses in the first, second and third quarters of 2024, and the fourth quarter of 2025.
In Canadian Personal and Business Banking, provisions on impaired loans trended higher consistent with expectations in fiscal 2025, due to the unfavourable macroeconomic environment for the retail portfolios.

CIBC 2025 ANNUAL REPORT	10

Management’s discussion and analysis

In Canadian Commercial Banking and Wealth Management, the third quarter of 2024, and the second and fourth quarters of 2025 included higher provisions on impaired loans.
In U.S. Commercial Banking and Wealth Management, the provisions on impaired loans in the first quarter of 2024 were mainly attributable to the real estate and construction sector. This sector also contributed to impairment losses in the second and fourth quarters of 2024 and the first, third and fourth quarters of 2025.
In Capital Markets, the third and fourth quarters of 2024, and the third and fourth quarters of 2025 included higher provisions on impaired loans.
In Corporate and Other, provisions for impaired loans in International banking have remained relatively stable.
Non-interest
expenses
Non-interest
expenses have increased throughout 2024 and 2025 primarily due to employee compensation expenses and spending on strategic and other initiatives. The first and second quarters of 2024 included a charge related to the special assessment imposed by the FDIC, shown as an item of note. The first quarter of 2025 included a legal provision.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The third quarter of 2024 included an income tax charge related to the denial of the dividends received deduction for Canadian banks, which was shown as an item of note.
Review of 2024 financial performance

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	(2)	Corporate and Other (2)	CIBC Total
2024 (1)	Net interest income	$8,592	$2,232	$1,906	$303		$662	$13,695
	Non-interest income	2,350	3,786	914	4,497		364	11,911
	Total revenue	10,942	6,018	2,820	4,800		1,026	25,606
	Provision for credit losses	1,233	123	560	84		1	2,001
	Non-interest expenses	5,706	3,066	1,718	2,479		1,470	14,439
	Income (loss) before income taxes	4,003	2,829	542	2,237		(445)	9,166
	Income taxes	1,098	766	42	608		(502)	2,012
	Net income	$2,905	$2,063	$500	$1,629		$57	$7,154
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$–		$39	$39
	Equity shareholders	2,905	2,063	500	1,629		18	7,115
2023 (1)	Net interest income	$7,941	$1,969	$1,889	$1,091		$(65)	$12,825
	Non-interest income	2,183	3,682	824	3,420		398	10,507
	Total revenue	10,124	5,651	2,713	4,511		333	23,332
	Provision for (reversal of) credit losses	1,015	143	850	(10)		12	2,010
	Non-interest expenses	5,525	2,809	1,483	2,235		2,297	14,349
	Income (loss) before income taxes	3,584	2,699	380	2,286		(1,976)	6,973
	Income taxes	979	722	(2)	643		(408)	1,934
	Net income (loss)	$2,605	$1,977	$382	$1,643		$(1,568)	$5,039
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–		$38	$38
	Equity shareholders	2,605	1,977	382	1,643		(1,606)	5,001

(1)	Certain prior year information has been restated. See “External reporting changes” for additional details.
(2)
Capital Markets net interest income and income taxes include TEB adjustments of $16 million (2023: $254 million) with an equivalent offset in Corporate and Other. TEB adjustment and related offset is no longer applied since the third quarter of 2024 upon the enactment of Bill C-59 in June 2024, which eliminated the dividend received deduction for Canadian banks.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2024 and 2023.
Overview
Net income for 2024 was $7,154 million, compared with $5,039 million in 2023. The increase in net income of $2,115 million was due to higher revenue, and a lower provision for credit losses, partially offset by higher non-interest
expenses.
Consolidated CIBC
Net interest income
Net interest income was up $870 million or 7% from 2023, primarily due to volume growth across most of our businesses, higher treasury revenue, higher net interest margin in Canadian Personal and Business Banking and the conversion of bankers’ acceptances to CORRA loans, partially offset by lower trading net interest income.
Non-interest
income
Non-interest
income was up $1,404 million or 13% from 2023, primarily due to higher trading income, including from the impact of increases in interest rates on derivatives that are economically hedging interest on trading securities included in net interest income, higher fee income in our wealth management businesses from higher average AUA and AUM balances, higher debt issuance revenue, and higher trading volume in our retail brokerage business, partially offset by lower credit fees primarily due to the conversion of bankers’ acceptances to CORRA loans.

11	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Provision for credit losses
Provision for credit losses was down $9 million from 2023. Provision for credit losses on performing loans was down due to a less unfavourable change in our economic outlook and less unfavourable credit migration in 2024, partially offset by an increase resulting from model parameter updates. Provision for credit losses on impaired loans was up due to higher write-offs in Canadian Personal and Business Banking, and higher provisions in Capital Markets, partially offset by lower provisions in all other SBUs.
Non-interest
expenses
Non-interest
expenses were up $90 million or 1% from 2023, primarily due to higher performance-based and employee-related compensation, higher spending on strategic and regulatory initiatives, and software impairment charges, and higher business travel, sponsorship and marketing expenses, partially offset by a decrease in legal provisions.
Income taxes
Income tax expense was up $78 million or 4% from 2023, primarily due to higher income and the enactment of the Federal tax measure that denies the dividends received deduction for Canadian banks. The first quarter of 2023 included an income tax charge to recognize the Canada Recovery Dividend tax and the retroactive impact of the 1.5% tax rate increase.
Revenue by segment
Canadian Personal and Business Banking
Revenue was up $818 million or 8% from 2023. Net interest income was up $651 million or 8% from 2023, primarily due to higher net interest margin and volume growth.
Non-interest
income was up $167 million or 8% from 2023, primarily due to higher fees. The prior year included a commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget.
Canadian Commercial Banking and Wealth Management
Revenue was up $367 million or 6% from 2023. Commercial banking revenue was down $36 million or 1%, primarily due to lower deposit and loan margins, partially offset by volume growth. Wealth management revenue was up $403 million or 13%, primarily due to higher fee-based
revenue from higher average AUA and AUM balances and higher commission revenue from increased client activity.
U.S. Commercial Banking and Wealth Management
Revenue was up $107 million or 4% from 2023. Commercial banking revenue was up $164 million or 9%, primarily due to higher loan margins, deposit volumes and fees, partially offset by lower deposit margins. Wealth management revenue was down $57 million or 6%, primarily due to lower deposit margins in our private banking business, partially offset by higher deposit volumes and higher asset management fees from higher average AUM balances.
Capital Markets
Revenue was up $289 million or 6% from 2023. Global markets revenue was up $160 million or 6%, primarily due to higher financing revenue, partially offset by lower equity derivatives, lower TEB adjustments from the discontinuation of the dividends received deduction for dividends received on and after January 1, 2024, and lower fixed income and commodities trading revenue. Corporate and investment banking revenue was up $129 million or 8%, primarily due to higher debt underwriting activity, higher advisory revenue, and lower losses from our investment portfolios, partially offset by lower corporate banking revenue.
Corporate and Other
Revenue was up $693 million or 208% from 2023. International banking revenue was up $24 million, primarily due to higher net interest margin and the impact of foreign exchange translation, partially offset by higher gains on the sale of certain banking assets in the Caribbean in 2023. Other revenue was up $669 million, primarily due to higher treasury revenue resulting from lower funding costs borne by Treasury, and a lower TEB offset related to the enactment of a Federal tax measure that denies the dividends received deduction for Canadian banks.

CIBC 2025 ANNUAL REPORT	12

Management’s discussion and analysis

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
Prior to the third quarter of 2024, we also adjusted our SBU results to gross up tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. In the third quarter of 2024, with the enactment of the denial of the dividends received deduction for Canadian banks in respect of dividends received on Canadian shares (applicable as of January 1, 2024), TEB is no longer being applied to these dividends. In addition, TEB recognized in the first and second quarters of 2024 on impacted dividends was reversed in the third quarter of 2024. See the “Strategic business units overview” section and Note 29 to our consolidated financial statements for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the SBUs based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to OSFI’s regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

13	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.
$ millions, for the year ended October 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$12,031	$6,902	$3,216	$6,148	$836	$29,133	$2,293
Provision for credit losses	1,764	166	175	208	29	2,342	124
Non-interest expenses	6,067	3,522	1,861	2,855	1,547	15,852	1,326
Income (loss) before income taxes	4,200	3,214	1,180	3,085	(740)	10,939	843
Income taxes	1,093	873	222	812	(515)	2,485	158
Net income (loss)	3,107	2,341	958	2,273	(225)	8,454	685
Net income attributable to non-controlling interests	–	–	–	–	25	25	–
Preferred shareholders and other equity instrument holders	–	–	–	–	364	364	–
Common shareholders	3,107	2,341	958	2,273	(614)	8,065	685
Net income (loss) attributable to equity shareholders	3,107	2,341	958	2,273	(250)	8,429	685
Diluted EPS ($)						$8.57
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(27)	$–	$(18)	$–	$–	$(45)	$(13)
Impact of items of note on non-interest expenses	(27)	–	(18)	–	–	(45)	(13)
Total pre-tax impact of items of note on net income	27	–	18	–	–	45	13
Income taxes
Amortization and impairment of acquisition-related intangible assets	7	–	5	–	–	12	4
Impact of items of note on income taxes	7	–	5	–	–	12	4
Total after-tax impact of items of note on net income	$20	$–	$13	$–	$–	$33	$9
Impact of items of note on diluted EPS ($) (2)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted	$12,031	$6,902	$3,216	$6,148	$836	$29,133	$2,293
Provision for credit losses – adjusted	1,764	166	175	208	29	2,342	124
Non-interest expenses – adjusted	6,040	3,522	1,843	2,855	1,547	15,807	1,313
Income (loss) before income taxes – adjusted	4,227	3,214	1,198	3,085	(740)	10,984	856
Income taxes – adjusted	1,100	873	227	812	(515)	2,497	162
Net income (loss) – adjusted	3,127	2,341	971	2,273	(225)	8,487	694
Net income attributable to non-controlling interests – adjusted	–	–	–	–	25	25	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	364	364	–
Common shareholders – adjusted	3,127	2,341	971	2,273	(614)	8,098	694
Net income (loss) attributable to equity shareholders – adjusted	3,127	2,341	971	2,273	(250)	8,462	694
Adjusted diluted EPS ($)						$8.61

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain prior year information has been restated. See “External reporting changes” for additional details.

CIBC 2025 ANNUAL REPORT	14

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2024 (4)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$10,942	$6,018	$2,820	$4,800	$1,026	$25,606	$2,074
Provision for credit losses	1,233	123	560	84	1	2,001	412
Non-interest expenses	5,706	3,066	1,718	2,479	1,470	14,439	1,263
Income (loss) before income taxes	4,003	2,829	542	2,237	(445)	9,166	399
Income taxes	1,098	766	42	608	(502)	2,012	31
Net income	2,905	2,063	500	1,629	57	7,154	368
Net income attributable to non-controlling interests	–	–	–	–	39	39	–
Preferred shareholders and other equity instrument holders	–	–	–	–	263	263	–
Common shareholders	2,905	2,063	500	1,629	(245)	6,852	368
Net income attributable to equity shareholders	2,905	2,063	500	1,629	18	7,115	368
Diluted EPS ($)						$7.28
Impact of items of note (1)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(26)	$–	$(30)	$–	$–	$(56)	$(22)
Charge related to the special assessment imposed by the FDIC	–	–	(103)	–	–	(103)	(77)
Impact of items of note on non-interest expenses	(26)	–	(133)	–	–	(159)	(99)
Total pre-tax impact of items of note on net income	26	–	133	–	–	159	99
Income taxes
Amortization and impairment of acquisition-related intangible assets	7	–	8	–	–	15	6
Charge related to the special assessment imposed by the FDIC	–	–	26	–	–	26	19
Impact of items of note on income taxes	7	–	34	–	–	41	25
Total after-tax impact of items of note on net income	$19	$–	$99	$–	$–	$118	$74
Impact of items of note on diluted EPS ($) (2)						$0.12
Operating results – adjusted (3)
Total revenue – adjusted	$10,942	$6,018	$2,820	$4,800	$1,026	$25,606	$2,074
Provision for credit losses – adjusted	1,233	123	560	84	1	2,001	412
Non-interest expenses – adjusted	5,680	3,066	1,585	2,479	1,470	14,280	1,164
Income (loss) before income taxes – adjusted	4,029	2,829	675	2,237	(445)	9,325	498
Income taxes – adjusted	1,105	766	76	608	(502)	2,053	56
Net income – adjusted	2,924	2,063	599	1,629	57	7,272	442
Net income attributable to non-controlling interests – adjusted	–	–	–	–	39	39	–
Preferred shareholders and other equity instrument holders – adjusted	–	–	–	–	263	263	–
Common shareholders – adjusted	2,924	2,063	599	1,629	(245)	6,970	442
Net income attributable to equity shareholders – adjusted	2,924	2,063	599	1,629	18	7,233	442
Adjusted diluted EPS ($)						$7.40
See previous page for footnote references.
The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2025	Net income (loss)	$3,107	$2,341	$958	$2,273	$(225)	$8,454	$685
	Add: provision for credit losses	1,764	166	175	208	29	2,342	124
	Add: income taxes	1,093	873	222	812	(515)	2,485	158
	Pre-provision (reversal), pre-tax earnings (losses) (1)	5,964	3,380	1,355	3,293	(711)	13,281	967
	Pre-tax impact of items of note (2)	27	–	18	–	–	45	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$5,991	$3,380	$1,373	$3,293	$(711)	$13,326	$980
2024 (4)	Net income	$2,905	$2,063	$500	$1,629	$57	$7,154	$368
	Add: provision for credit losses	1,233	123	560	84	1	2,001	412
	Add: income taxes	1,098	766	42	608	(502)	2,012	31
	Pre-provision (reversal), pre-tax earnings (losses) (1)	5,236	2,952	1,102	2,321	(444)	11,167	811
	Pre-tax impact of items of note (2)	26	–	133	–	–	159	99
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$5,262	$2,952	$1,235	$2,321	$(444)	$11,326	$910

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	Certain prior year information has been restated. See “External reporting changes” for additional details.

15	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.
External reporting changes were made in the first quarter of 2025, which affected the results of our SBUs. See the “External reporting changes” section for additional details.

Business unit allocations
Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.
Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.
We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.
The
non-interest
expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.
Revenue, taxable equivalent basis
Prior to the third quarter of 2024, certain SBUs evaluated revenue on a TEB. In order to arrive at the TEB amount, the SBUs grossed up tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. Simultaneously, an equivalent amount was booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enabled comparability of revenue arising from both taxable and tax-exempt
sources. The total TEB adjustments of the SBUs were offset in revenue and income tax expense in Corporate and Other. Commencing in the third quarter of 2024, TEB reporting is no longer applicable to certain dividends received on or after January 1, 2024. Also in the third quarter of 2024, the enactment of the denial of the dividends received deduction resulted in a TEB reversal for dividends received on or after January 1, 2024 that were included in the first and second quarters of 2024.

CIBC 2025 ANNUAL REPORT	16

Management’s discussion and analysis

Canadian Personal and Business Banking
Canadian Personal and Business Banking provides clients across Canada with financial solutions, services and advice through our dedicated team members in banking centres and contact centres, as well as leading mobile and online banking platforms to help make their ambitions a reality.

Our business strategy
Our goal is to be the leading relationship bank in Canada helping Canadians achieve their ambitions and delivering sustainable, market-leading performance. To achieve this, our strategy is focused on:
•	Building highly-engaged client relationships by being our clients’ trusted partner for everyday financial solutions;
•	Growing our mass affluent business through our differentiated advisory network, innovative platforms and digital capabilities; and
•	Enhancing operational excellence through our people, technology and processes.
2025 progress
This was a year of strong results and strategic progress across Personal and Business Banking, in which we continued to grow our client base, deepen relationships with high-growth client segments and strengthen our technology and talent, while simplifying our processes. A large contributor to this growth has been our ongoing delivery of high-quality financial planning and advice across our retail network, including our Imperial Service offer, supporting our clients through periods of increased market volatility and uncertainty over the course of the year. Our commitment to our clients was noted again this year with strong increases in our internal client satisfaction surveys. This was validated in external studies where we saw year-over-year improvements in both the J.D. Power Retail Banking Satisfaction study and Ipsos Customer Satisfaction Index net promoter score among primary clients. Additionally, CIBC ranked 1st in both online and mobile digital platforms in the 2025 J.D. Power Digital Satisfaction Studies and for the 10th consecutive year, achieved the #1 ranking from financial advisors on the Investment Executive Report Card on Banks.
Building highly-engaged client relationships by being our clients’ trusted partner for everyday financial solutions
•	Launched CIBC Real-Time Experience (CIBC CRTeX), which leverages advanced analytics and AI to deliver personalized insights and banking experiences to enhance our overall relationships with clients.
•
Introduced our new Costco Banking Offer to provide Costco members with exclusive access to additional rewards when they open their first bank account with CIBC and started driving volumes through the roll out of CIBC Kiosks rotating at various Costco warehouses.

•	Launched a new, innovative, no annual fee CIBC Adapta Mastercard that automatically adapts to spending practices and rewards more for everyday purchases.
•	Partnered with Skip to offer CIBC credit and debit card clients access to exclusive benefits.
•	Ranked #1 among the major banks for the third consecutive year in J.D. Power’s 2025 Canada Credit Card Satisfaction Study, improving year-over-year in every category.
•	Opened a new banking centre at Toronto Pearson International Airport, welcoming a range of clients, including newcomers and international students.
•	Ranked #1 in Canadian mobile banking, earning the highest ranking among the Big 6 banks in Surviscor’s 2025 Consumer Mobile Banking Experience Review.
•	Introduced transit fee waivers, allowing clients to purchase tickets, reload cards, or tap at fare readers without these transactions counting toward monthly limits.
Growing our mass affluent business through our differentiated advisory network, innovative platforms and digital capabilities
•
Leading with advice, our Imperial Service team developed and deepened relationships, which helped contribute to CIBC’s 2nd place ranking (Securities and Investment Management Association) among the Big 6 banks for total mutual funds net sales.

•
Ranked #1 by ISS Market Intelligence Investor Economics Deposit Report among no fee chequing account providers in Canada for our Simplii Financial offering for both total balances and number of accounts.

•
Established a new tiered Smart Account, which offers clients up to three accounts with unlimited transactions, enhanced benefits and rewards and automatic tier upgrades as they deepen their relationship with CIBC.

•
Launched CIBC’s Skilled Trades Business Banking Program, offering business owners comprehensive solutions, exclusive offers and expert advice. This program builds on the success of our first-of-its-kind skilled trades Personal Banking program.

•	Launched the Business Client Advice Centre (BCAC) for improved client experience; and, launched a Skilled Trades Campaign and a dedicated BCAC line for the campaign.

17	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Enhancing operational excellence through our people, technology and processes
•	Achieved record-high net promoter scores for Personal Banking and Imperial Service reflecting an exceptional level of client satisfaction.
•	Reached a significant milestone of 10 million digitally registered clients.
•	Saved a significant number of hours for our frontline team through process and technology enhancements, resulting in substantial efficiency gains.
•	Improved client experience by refreshing our award-winning mobile banking app through enhancements, such as Smart Search, home screen navigation and void cheque features.
•	Introduced several improvements to simplify and enhance the experience of Business Banking clients and team members across all processes, products and channels.
•	Established disputes automation for credit cards, decreasing call volumes and increasing service levels.
•	Enhanced client-initiated Credit Limit Increase in mobile and online banking, providing real-time decisions, reducing contact centre calls and improving client experience.
•	Launched a digital end-of-term mortgage renewal featuring e-sign capabilities, expected to save a considerable number of frontline hours.
•	Launched Digital Account Funding so clients can fund their accounts when opening an account digitally through FastApp.
2025 financial review

Revenue (1) ($ billions)	Net income (1) ($ millions)	Operating leverage (1) (%)	Average loans and acceptances (1)(2)(3) ($ billions)	Average deposits (1)(3) ($ billions)

(1)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(2)	Loan amounts are stated before any related allowances.
(3)	Average balances are calculated as a weighted average of daily closing balances.
Our focus for 2026
In Canadian Personal and Business Banking, our objective is to be the leading relationship bank for our clients, delivering top-tier
value for our stakeholders through differentiated advice, seamless client experience and operational excellence. We will continue to do this by:
•	Delivering seamless everyday banking solutions and best-in-class personalized advice to our clients;
•	Driving growth in key client segments by leveraging our differentiated front-line team, client engagement platforms and partnerships to acquire new clients and deepen existing relationships; and
•	Modernizing infrastructure and simplifying our operations to unlock front-line capacity, enhance client experience across channels and create capacity to reinvest in growth.

CIBC 2025 ANNUAL REPORT	18

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2025	2024 (2)
Revenue	$12,031	$10,942
Provision for credit losses
Impaired	1,365	1,169
Performing	399	64
Total provision for credit losses	1,764	1,233
Non-interest expenses	6,067	5,706
Income before income taxes	4,200	4,003
Income taxes	1,093	1,098
Net income	$3,107	$2,905
Net income attributable to:
Equity shareholders	$3,107	$2,905
Total revenue
Net interest income	$9,629	$8,592
Non-interest income (3)	2,402	2,350
	$12,031	$10,942
Net interest margin on average interest-earning assets (4)	2.88%	2.61%
Efficiency ratio	50.4%	52.1%
Operating leverage	3.6%	4.8%
Return on equity (5)	25.0%	24.6%
Average allocated common equity (5)	$12,410	$11,826
Average assets ($ billions)	$339.9	$333.8
Average loans and acceptances ($ billions)	$336.9	$330.6
Average deposits ($ billions)	$248.5	$245.8
Full-time equivalent employees	13,827	13,757

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $202 million or 7% from 2024, primarily due to higher revenue, partially offset by a higher provision for credit losses and higher non-interest
expenses.
Revenue
Revenue was up $1,089 million or 10% from 2024, primarily due to higher net interest income and higher non-interest income.
Net interest income was up $1,037 million or 12% from 2024, primarily due to higher net interest margin and volume growth.
Non-interest
income was up $52 million or 2% from 2024, primarily due to higher fees.
Net interest margin on average interest-earning assets was up 27 basis points, mainly due to higher deposit and loan margins, volume growth and favourable business mix.
Provision for credit losses
Provision for credit losses was up $531 million or 43% from 2024. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook and model parameter updates, partially offset by unfavourable credit migration in the prior year. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and in the personal lending portfolio, and a higher provision in residential mortgages.
Non-interest
expenses
Non-interest
expenses were up $361 million or 6% from 2024, primarily due to higher spending on technology and other strategic initiatives and employee compensation.
Income taxes
Income taxes were down $5 million from 2024, primarily due to earnings mix.
Average assets
Average assets were up $6.1 billion or 2% from 2024, primarily due to growth in residential mortgages and cards.

19	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada. Our offering also includes an online brokerage platform for retail clients and asset management services for institutional investors.

Our business strategy
We are focused on building and enhancing client relationships, being a leading provider of financial services and advice to Commercial Banking and high-net-worth
clients in Canada. Our key strategic priorities continue to be:
•	Delivering risk-controlled growth with a focus on relationship-banking and increasing connectivity to deepen relationships;
•	Focusing on high-growth market segments; and
•	Modernizing and simplifying our processes and systems.
2025 progress
In 2025, our team continued to deliver strong results. In Canadian Commercial Banking, we navigated a challenging macroeconomic landscape to achieve risk-controlled growth, strengthening relationships by delivering holistic solutions tailored to our clients’ needs. Our Canadian Wealth Management business advanced our strategy as a leading provider of financial advice to high-net-worth
and ultra-high-net-worth clients and delivered solid performance. We empowered our clients to reach their financial goals through dedicated financial planning and ongoing investments in technology to further enhance the productivity of our advisors and teams. In Investor’s Edge, our self-directed online investing platform, we’ve seen strong year-over-year growth, driven by prior investments in the platform and client solutions. CIBC Asset Management continues to see strong growth in long-term mutual fund net sales and is investing in enhanced distribution and product capabilities. Across our organization, cross-business referral momentum resulted in deeper, multi-faceted client relationships, reinforcing our commitment to helping our clients achieve their ambitions and positioning us for continued success in the years ahead.
Delivering risk-controlled growth with a focus on relationship-banking and increasing connectivity to deepen relationships
•
Maintained strong net promoter score results in Commercial Banking, Private Banking and Wood Gundy, reflecting the confidence, loyalty and satisfaction that sets us apart as a trusted partner for our clients.

•	Continued to increase the number of financial plans completed, while maintaining focus on deepening client relationships and fostering strong partnerships.
•	Achieved strong year-over-year growth in commercial loans and deposits through proactive engagement and tailored solutions.
Focusing on high-growth market segments
•	Wood Gundy ranked second overall among the Big 5 banks by Investment Executive Brokerage Report Card for the fourth consecutive year – a strong statement on the confidence of our advisory team.
•	Investor’s Edge ranked first among the Big 5 banks in J.D. Power’s do-it-yourself investing customer satisfaction survey.
•	CIBC was recognized as Canada’s Top Private Bank by Global Finance and Global Banking & Finance Review, for its leadership and client-centric approach.
•	CIBC Asset Management ranked second among the Big 6 banks in year-to-date long-term mutual fund net sales as of October 2025, according to the Securities and Investment Management Association.
Modernizing and simplifying our processes and systems
•	Advanced our modernization journey by upgrading platforms and streamlining digital processes, enabling faster and simpler client experiences, while driving efficiency.
•	Enhanced productivity through continued increased adoption of sales enablement tools, including Salesforce.
•	Introduced First Home Savings Account to Wood Gundy, expanding our product suite to meet the evolving needs of Canadians and their families.

CIBC 2025 ANNUAL REPORT	20

Management’s discussion and analysis

2025 financial review

Revenue (1) ($ billions)	Net income (1) ($ millions)	Operating leverage (1) (%)	Average loans (1)(2)(3) ($ billions)	Average deposits (1)(3) ($ billions)

Average commercial banking loans (1)(2)(3)(4) ($ billions)	Average commercial banking deposits (1)(3) ($ billions)		Assets under administration and management (5) ($ billions)	Canadian retail mutual funds and exchange- traded funds ($ billions)

(1)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(2)	Loan amounts are stated before any related allowances.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	Comprises loans and acceptances and notional amount of letters of credit.
(5)	AUM amounts are included in the amounts reported under AUA.
Our focus for 2026
Canadian Commercial Banking and Wealth Management remains focused on delivering profitable growth by being a leading provider of financial services and advice, and building deep relationships with commercial banking and high-net-worth
clients. We will continue to do this by:
•	Deepening client relationships and increasing connectivity;
•	Focusing on high-growth segments, while investing in our capabilities; and
•	Empowering teams with improved technology, processes and data.

21	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2025	2024 (2)
Revenue
Commercial banking	$2,710	$2,465
Wealth management	4,192	3,553
Total revenue	6,902	6,018
Provision for credit losses
Impaired	112	75
Performing	54	48
Total provision for credit losses	166	123
Non-interest expenses	3,522	3,066
Income before income taxes	3,214	2,829
Income taxes	873	766
Net income	$2,341	$2,063
Net income attributable to:
Equity shareholders	$2,341	$2,063
Total revenue
Net interest income	$2,960	$2,232
Non-interest income (3)	3,942	3,786
	$6,902	$6,018
Net interest margin on average interest-earning assets (4)	2.90%	3.04%
Efficiency ratio	51.0%	50.9%
Operating leverage	(0.2)%	(2.7)%
Return on equity (5)	23.6%	21.7%
Average allocated common equity (5)	$9,904	$9,521
Average assets ($ billions)	$103.9	$95.5
Average loans ($ billions)	$107.4	$98.5
Average deposits ($ billions)	$116.3	$105.5
AUA ($ billions)	$597.2	$509.6
AUM ($ billions)	$317.1	$276.9
Full-time equivalent employees	6,190	5,879

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(3)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $278 million or 13% from 2024, primarily due to higher revenue, partially offset by higher non-interest
expenses and higher provision of credit losses.
Revenue
Revenue was up $884 million or 15% from 2024.
Commercial banking
revenue was up $245 million or 10%, primarily due to higher net interest income mainly driven by volume growth.
Wealth management
revenue was up $639 million or 18%, primarily due to higher
fee-based
revenue from higher average AUA and AUM balances attributable to market appreciation, higher net interest margins and cash balances, and higher commission revenue from increased client activity.
Net interest margin on average interest-earning assets was down 14 basis points, primarily due to the impact from the conversion of bankers’ acceptances to CORRA loans resulting from the cessation of CDOR, partially offset by higher deposit volumes.
Provision for credit losses
Provision for credit losses was up $43 million or 35% from 2024. Provision for credit losses on performing loans was up moderately due to a favourable model parameter update in the prior year and a more unfavourable change in economic outlook in the current year, partially offset by favourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction, business services, capital goods manufacturing, and consumer goods manufacturing sectors, partially offset by lower provisions in the retail and wholesale, and hardware and software sectors.
Non-interest
expenses
Non-interest
expenses were up $456 million or 15% from 2024, primarily due to higher performance-based and other employee-related compensation, and higher spending on technology and other strategic initiatives.
Income taxes
Income taxes were up $107 million from 2024, due to higher income.
Average assets
Average assets were up $8.4 billion or 9% from 2024, primarily due to growth in commercial loans.
Assets under administration
AUA on a spot basis were up $87.6 billion or 17% from 2024, primarily due to market appreciation. AUM amounts are included in the amounts reported under AUA.

CIBC 2025 ANNUAL REPORT	22

Management’s discussion and analysis

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as operating private and small business banking services in strategic markets across the U.S.

Our business strategy
We are a
best-in-class,
relationship-oriented commercial banking and wealth management franchise in the U.S., working closely with clients who value our high-touch approach, as well as our industry expertise and broad product capabilities, tailored to meet their specific needs. Our key strategic priorities continue to be:
•	Building and deepening client relationships;
•	Strengthening and diversifying our deposit base;
•	Improving efficiency and capabilities through data and technology; and
•	Advancing the growth and transformation of our business.
2025 progress
In 2025, we continued to attract new clients and deepen relationships with existing clients through execution of our well-established relationship strategy. We are well positioned to help our clients achieve their ambitions by staying close, offering bespoke financial solutions and further improving client experiences, which is reflected in our strong net promoter scores. We delivered broad-based deposit and commercial and industrial loan growth, and built positive momentum by continuing to generate new business and AUM growth. The strategic investments we’ve made in our business combined with disciplined expense and risk management will support our momentum and growth moving forward.
Building and deepening client relationships
•	Continued growth in relationship expansion efforts across all areas of the bank that drove new business and delivered more services across our bank to our existing clients.
•	Generated loan growth through new strategic client relationships and developed additional private banking business with existing commercial and wealth clients.
•	Maintained positive AUM and AUA net flows.
•	Further enhanced the strong connectivity with our Capital Markets team to provide a range of financial solutions to U.S. commercial and wealth clients.
•	Ranked #6 Registered Investment Advisor in Barron’s Top 100 RIA Firms list; remaining in the top 10 for the sixth consecutive year.
•	CIBC Private Wealth remains Private Asset Management’s most awarded firm in the industry over the last 15 years.
Strengthening and diversifying our deposit base
•	Maintained a diversified deposit base across our commercial, private banking and personal clients.
•	Expanded deposit gathering by attracting new clients to our CIBC Agility digital banking platform that provides flexible online banking.
•	Earned recognition from Money.com for having the Best High-Yield Savings Accounts of 2025.
Improving efficiency and capabilities through data and technology
•
Continued investments in modernizing our bank, including enhancements to our wires platform, expanded client relationship management tools and enhanced anti-money laundering capabilities, helping to transform our bank to support future growth.

•	Enhanced our award-winning Private Wealth investment platform, allowing us to deliver improved client experience.
•	Advancements in risk management capabilities leading to better data analytics, which enhanced insights into our loan and deposit portfolios.
Advancing the growth and transformation of our business
•
Continued growth of our Wealth Management franchise, a business that provides strong returns on capital by building scale, acquiring top talent and deploying technology that drives industry-leading client experiences.

•	Maintained risk-controlled growth in Commercial Banking, while strategically allocating capital, to deliver new products and services.
•	Continued to enhance our risk culture to support our growth.
2025 financial review

Revenue (1) (US$ billions)	Net income (1) ($ millions)	Net income (1) (US$ millions)	Operating leverage (1) (% in U.S. dollars)

(1)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.

23	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Average loans (1)(2) (US$ billions)	Average deposits (2) (US$ billions)	Average commercial banking loans (1)(2) (US$ billions)	Assets under administration and management (3) (US$ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	AUM amounts are included in the amounts reported under AUA.
Our focus for 2026
To build on our momentum across U.S. Commercial Banking and Wealth Management, we will be guided by our purpose as we help make our clients’ ambitions a reality. We will continue to do this by:
•	Expanding Private Wealth Management with a focus on strategic relationships;
•	Growing Commercial Banking by delivering the full connected capabilities of our bank, industry expertise and deepening client relationships; and
•	Investing in people, technology and infrastructure to further scale our platform, drive connectivity and enhance data-driven decisioning.
Results in Canadian dollars
(1)

$ millions, for the year ended October 31	2025	2024 (2)
Revenue
Commercial banking	$2,224	$1,971
Wealth management	992	849
Total revenue	3,216	2,820
Provision for (reversal of) credit losses
Impaired	268	449
Performing	(93)	111
Total provision for credit losses	175	560
Non-interest expenses	1,861	1,718
Income before income taxes	1,180	542
Income taxes	222	42
Net income	$958	$500
Net income attributable to:
Equity shareholders	$958	$500
Total revenue
Net interest income	$2,205	$1,906
Non-interest income	1,011	914
	$3,216	$2,820
Average allocated common equity (3)	$11,380	$11,051
Average assets ($ billions)	$64.4	$60.8
Average loans ($ billions)	$58.1	$54.7
Average deposits ($ billions)	$59.0	$50.6
AUA ($ billions) (4)	$156.8	$149.2
AUM ($ billions) (4)	$129.1	$117.9
Full-time equivalent employees	3,189	3,005

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

CIBC 2025 ANNUAL REPORT	24

Management’s discussion and analysis

Results in U.S. dollars
(1)

US$ millions, for the year ended October 31	2025	2024 (2)
Revenue
Commercial banking	$1,585	$1,450
Wealth management	708	624
Total revenue	2,293	2,074
Provision for (reversal of) credit losses
Impaired	191	330
Performing	(67)	82
Total provision for credit losses	124	412
Non-interest expenses	1,326	1,263
Income before income taxes	843	399
Income taxes	158	31
Net income	$685	$368
Net income attributable to:
Equity shareholders	$685	$368
Total revenue
Net interest income	$1,572	$1,402
Non-interest income	721	672
	$2,293	$2,074
Net interest margin on average interest-earning assets (3)	3.79%	3.49%
Efficiency ratio	57.9%	60.9%
Operating leverage	5.5%	(11.9)%
Return on equity (4)	8.4%	4.5%
Average allocated common equity (4)	$8,111	$8,129
Average assets ($ billions)	$46.1	$44.7
Average loans ($ billions)	$41.6	$40.2
Average deposits ($ billions)	$42.2	$37.2
AUA ($ billions) (5)	$111.8	$107.1
AUM ($ billions) (5)	$92.0	$84.7

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(3)	For additional information on the composition, see the “Glossary” section.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.
Financial overview
Net income was up $458 million or 92% (US$317 million or 86%) from 2024, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest
expenses, as well as the favourable impact of foreign exchange translation.
Revenue
Revenue was up US$219 million or 11% from 2024.
Commercial banking
revenue was up US$135 million or 9%, primarily due to volume growth and higher net interest margin.
Wealth management
revenue was up US$84 million or 13%, primarily due to higher fee-based
revenue from higher average AUM balances attributable to market appreciation, higher annual performance-based mutual fund fees, and higher deposit volumes.
Net interest margin on average interest-earning assets was up 30 basis points, primarily due to favourable business mix and higher deposit margins.
Provision for credit losses
Provision for credit losses was down US$288 million or 70% from 2024. The current year included a provision reversal on performing loans due to favourable credit migration within the performing portfolio, as well as higher allowance releases for credit migration from the performing to the impaired portfolio, partially offset by an unfavourable change in our economic outlook in the U.S. The prior year included a provision on performing loans primarily due to model parameter updates. Provision for credit losses on impaired loans was down due to lower provisions in the real estate and construction sector.
Non-interest expenses
Non-interest
expenses were up US$63 million or 5% from 2024, primarily due to higher employee compensation and higher spending on strategic initiatives, partially offset by a US$77 million charge in the prior year related to the special assessment imposed by the FDIC, which was shown as an item of note.
Income taxes
Income taxes were up US$127 million from 2024, due to higher income and earnings mix.
Average assets
Average assets were comparable to 2024.
Assets under administration
AUA were up US$4.7 billion or 4% from 2024, primarily due to market appreciation. AUM amounts are included in the amounts reported under AUA.

25	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Capital Markets
Capital Markets provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked
research to our clients around the world. Leveraging the capabilities of our differentiated platform, Capital Markets also delivers multi-currency payments and innovative solutions for clients across our bank.

Our business strategy
Our ambition is to be the leading client-centric capital markets solution provider in Canada and in select U.S. and international verticals, delivering leading best-in-class insight, advice and execution to our North American and international clients. To enable CIBC’s strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. Our key strategic priorities continue to be:
•	Delivering the leading capital markets platform in Canada to our Strategic and Focus clients;
•	Building a North American client platform with global capabilities; and
•	Focusing on connectivity to accelerate growth and deepen relationships across our bank.
2025 progress
2025 was a year of significant progress where we again demonstrated our consistent execution and steady growth. We continued to deliver on our U.S. growth ambitions, driving double-digit revenue growth in this important market. This was achieved through targeted investments, expanding our teams across key businesses, and further developing our strong product and service offerings. Within Canada, we maintained strong market share with our Strategic and Focus clients in a highly competitive landscape. This underscores the value of our deep client relationships, the success of our differentiated platform, and our ability to deliver a connected bank to all our clients.
Delivering the leading capital markets platform in Canada to our Strategic and Focus clients
•
Continued delivering industry-leading advice and capital markets solutions by expanding our capabilities and expertise, securing a market share of 14.2% among Strategic and Focus clients in Canada, while maintaining leading growth, productivity, efficiency and returns versus peers.

•
Maintained resource discipline and selectively invested in innovative capabilities and technology to further grow with our clients, strengthen our platform, and simplify processes to enable our client-focused culture.

•
Recognized by Global Finance for the third consecutive year as the Best Investment Bank in Canada and for our leadership in environmental and social sustainability financing, receiving three sustainable finance awards from Global Finance, including Best Sustainable Finance Bank in Canada.

•	Recognized by Global Capital for the second consecutive year as the Most Impressive SSA House for the Canadian Market and Canada Derivatives House of the Year.
•	Awarded Best Market Maker/Authorised Participant – Fixed Income Exchange Traded Funds (ETF) in Canada by ETF Express.
Building a North American client platform with global capabilities
•	Continued to expand our U.S. franchise by making key strategic hires and adding capabilities for our corporate, institutional and private capital clients to enable double-digit revenue growth.
•	Built out leveraged finance capabilities, technology and expertise in the U.S. to expand our business with financial sponsors, pension funds and corporate clients in this fast-growing product area.
•	Furthered our reputation as a leader in the renewable energy sector in the U.S., ranking sixth among investment banks for renewables project financing, according to InfraLogic and IJGlobal.
•	Ranked #1 for US$ Supranational, Sovereign, and Agency by Market Axess.
•	Awarded Financial Adviser of the Year in North America by IJGlobal for the second consecutive year.
•	Recognized as the Global Lender of the Year by IJGlobal ESG Awards.
Focusing on connectivity to accelerate growth and deepen relationships across our bank
•	Delivered Capital Markets solutions to personal banking, high-net-worth and commercial banking clients across our bank.
•	Further expanded our industry-first Canadian Depositary Receipts lineup as part of our ongoing commitment to developing innovative, market-based solutions that meet investor needs.
•	Focused on connectivity to deepen relationships across the bank by making referrals to Commercial Banking and Wealth Management, ensuring our clients experience one strong integrated bank.
•	Accelerated growth for our Global Structured Notes and Market-Linked GICs offerings, reaching a record high of $43 billion outstanding.
As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets acted as:
•
Financial advisor to Innergex Renewable Energy Inc. on its sale to CDPQ for a transaction value of approximately $10 billion and participant on $1.2 billion in new credit facilities for CDPQ Bidco to support the acquisition.

•
Financial advisor to Brookfield Asset Management and Birch Hill Equity Partners on the acquisition of a majority interest in First National Financial Corporation for a transaction value of approximately $3.6 billion including acting as co-underwriter, joint bookrunner and co-lead arranger on a new revolver and term loan for Regal Bidco Inc. and active joint bookrunner on an $800 million multi tranche issue of senior notes for First National Financial Corporation to support the transaction.

•
Financial advisor to Gildan Activewear Inc. on the acquisition of HanesBrands Inc. for a transaction value of approximately US$4.4 billion including acting as co-underwriter, joint bookrunner and co-lead arranger on a new US$1.2 billion bridge and US$1.1 billion in term loans, and active bookrunner on a US$1.2 billion dual tranche issue of senior unsecured notes in support of the transaction.

•
Joint lead arranger and joint bookrunner on approximately US$2.5 billion of senior secured credit facilities to finance the acquisition of a majority of GFL’s Environmental Services business by BC Partners and Apollo and hedge counterparty in support of the transaction.

•
Joint bookrunner on the issuance of $2.1 billion of subscription receipts, $2.3 billion of multi tranche senior notes and $500 million of hybrid notes, and joint bookrunner and co-lead arranger on a new $2.5 billion bridge, $850 million term loan and a $500 million increase to the existing revolver in connection with Keyera Corp.’s acquisition of Plains Midstream Canada ULC’s natural gas liquids business and select U.S. assets.

•
Exclusive advisor, sole lead placement agent, left lead arranger and administrative agent and swap coordinator to Boldyn Networks U.S. on a US$1.2 billion financing to support the integration of its U.S. businesses and fuel future growth and innovation.

CIBC 2025 ANNUAL REPORT	26

Management’s discussion and analysis

•	Financial advisor, joint lead placement agent, mandated lead arranger, and hedge counterparty to Adven Group Oy on an approximately € 675 million refinancing to enable its growth trajectory.
•
Sustainability structuring agent in partnership with CIBC Caribbean who also acted as lead arranger on the Government of Barbados’ bespoke US$300 million (equivalent) sustainability-linked loan and debt-for-climate resilience loan facility. CIBC also acted as joint bookrunner or joint lead arranger on multiple green and sustainable bond issuances, including TransAlta’s $450 million green bond, Hydro One’s aggregate $750 million dual-tranche sustainability and green bonds, and Government of Canada’s February 2025 $2 billion green bond.

2025 financial review

Revenue (1) ($ billions)	Net income (1) ($ millions)	Operating leverage (1) (%)

Average loans and acceptances (1)(2) ($ billions)	Average deposits (1)(2) ($ billions)	Average value-at-risk (VaR) ($ millions)

(1)	Certain prior year information has been restated. See the “External reporting changes” section for additional details.
(2)	Average balances are calculated as a weighted average of daily closing balances.
Our focus for 2026
To support our bank’s long-term objectives, Capital Markets remains focused on delivering profitable growth by deepening client relationships and collaborating with our partners across our bank to help make our clients’ ambitions a reality. We will continue to do this by:
•	Maintaining our focused approach to client coverage in Canada;
•	Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients; and
•	Strengthening our connectivity, technology and innovation efforts to bring more of our bank’s offerings to our clients.

27	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2025	2024 (2)
Revenue
Global markets (2)	$3,996	$3,055
Corporate and investment banking	2,152	1,745
Total revenue (3)	6,148	4,800
Provision for credit losses
Impaired	117	55
Performing	91	29
Total provision for credit losses	208	84
Non-interest expenses	2,855	2,479
Income before income taxes	3,085	2,237
Income taxes (3)	812	608
Net income	$2,273	$1,629
Net income attributable to:
Equity shareholders	$2,273	$1,629
Efficiency ratio	46.4%	51.7%
Operating leverage	13.0%	(4.7)%
Return on equity (4)	22.1%	17.9%
Average allocated common equity (4)	$10,291	$9,100
Average assets ($ billions)	$378.5	$315.3
Average loans and acceptances ($ billions)	$69.9	$60.6
Average deposits ($ billions)	$103.6	$94.1
Full-time equivalent employees	2,011	1,858

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)
Certain prior year information has been restated. See the “External reporting changes” section for additional details. In addition to the changes to our SBUs, our foreign exchange and payments business is now included in Global markets within Capital Markets. Previously, this business was included in Direct Financial Services within Capital Markets together with Simplii and Investor’s Edge. Prior period information has been restated.

(3)
Prior to the enactment of the Federal tax measure that denied the dividends received deduction for Canadian banks in June 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, the 2024 revenue and income taxes included a TEB adjustment of $16 million for dividends received before January 1, 2024.

(4)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $644 million or 40% from 2024, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses.
Revenue
Revenue was up $1,348 million or 28% from 2024.
Global markets
revenue was up $941 million or 31%, primarily due to higher equity trading, financing revenue and higher commodities trading revenue.
Corporate and investment banking
revenue was up $407 million or 23%, primarily due to higher corporate banking revenue and higher debt underwriting, advisory and equity underwriting revenue.
Provision for credit losses
Provision for credit losses was up $124 million or 148% from 2024. Provision for credit losses on performing loans was up due to unfavourable credit migration and a more unfavourable change in our economic outlook in the current year. Provision for credit losses on impaired loans was up due to higher provisions in the telecommunications and cable sector.
Non-interest expenses
Non-interest
expenses were up $376 million or 15% from 2024, primarily due to higher employee compensation and higher spending on technology and other strategic initiatives.
Income taxes
Income taxes were up $204 million from 2024, primarily due to higher income and earnings mix.
Average assets
Average assets were up $63.2 billion or 20% from 2024, primarily due to higher trading securities, higher loan balances, higher securities purchased under resale agreements and higher derivatives valuation.

CIBC 2025 ANNUAL REPORT	28

Management’s discussion and analysis

Corporate and Other
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, and Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC Caribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results
(1)

$ millions, for the year ended October 31	2025	2024
Revenue
International banking	$905	$980
Other	(69)	46
Total revenue (2)	836	1,026
Provision for (reversal of) credit losses
Impaired	25	12
Performing	4	(11)
Total provision for credit losses	29	1
Non-interest expenses	1,547	1,470
Loss before income taxes	(740)	(445)
Income taxes (2)	(515)	(502)
Net income (loss)	$(225)	$57
Net income (loss) attributable to:
Non-controlling interests	$25	$39
Equity shareholders	(250)	18
Full-time equivalent employees (3)	24,607	24,026

(1)	For additional segmented information, see Note 29 to the consolidated financial statements.
(2)
Prior to the enactment of the Federal tax measure that denied the dividends received deduction for Canadian banks in June 2024, Capital Markets revenue and income taxes were reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other. Accordingly, the 2024 revenue and income taxes included a TEB adjustment offset of $16 million for dividends received before January 1, 2024.

(3)
Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

Financial overview
Net income was down $282 million from 2024, due to lower treasury and International banking revenue, higher non-interest
expenses and higher provision for credit losses, partially offset by higher revenue from our strategic investments.
Revenue
Revenue was down $190 million from 2024.
International banking
revenue was down $75 million, primarily due to investment losses, lower margins and impairment of debt securities measured at amortized cost, partially offset by volume growth and higher fee income.
Other
revenue was down $115 million, primarily due to lower treasury revenue, partially offset by higher revenue from our strategic investments.
Provision for (reversal of) credit losses
Provision for credit losses in International banking was up $28 million from 2024. The current year included a modest provision for credit losses on performing loans, while the same period last year included a provision reversal reflective of an improvement in our economic outlook. Provision for credit losses on impaired loans was up mainly attributable to the business services sector.
Non-interest expenses
Non-interest
expenses were up $77 million from 2024, primarily due to higher corporate costs, including from higher employee termination costs and legal provisions.

29	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at October 31	2025	2024 (1)
Assets
Cash and deposits with banks	$44,003	$48,064
Securities	283,235	254,345
Securities borrowed and purchased under resale agreements	108,392	100,749
Loans and acceptances	589,504	558,292
Derivative instruments	38,352	36,435
Other assets	53,452	44,100
Total assets	$1,116,938	$1,041,985
Liabilities and equity
Deposits	$808,124	$764,857
Obligations related to securities lent, sold short and under repurchase agreements	160,317	139,792
Derivative instruments	41,411	40,654
Other liabilities (1)	34,854	30,210
Subordinated indebtedness	7,819	7,465
Equity	64,413	59,007
Total liabilities and equity	$1,116,938	$1,041,985

(1)	Includes acceptances of $10 million (2024: $6 million). Prior year amounts have been revised to conform to the presentation adopted in 2025.
Assets
Total assets as at October 31, 2025 were up $75.0 billion or 7% from 2024, of which approximately $3.8 billion was due to the appreciation of the U.S. dollar.
Cash and deposits with banks decreased by $4.1 billion or 8%, primarily due to lower short-term placements in Treasury.
Securities increased by $28.9 billion or 11%, primarily due to increases in equity trading securities, debt security portfolios in our trading businesses and Treasury, and asset-backed securities.
Securities borrowed and purchased under resale agreements increased by $7.6 billion or 8%, primarily due to client-driven activities.
Net loans and acceptances increased by $31.2 billion or 6%, primarily due to increases in business and government loans, and the Canadian residential mortgage portfolio. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.
Derivative instruments increased by $1.9 billion or 5%, largely driven by an increase in foreign exchange and commodity derivatives valuation.
Other assets increased by $9.4 billion or 21%, primarily due to increases in broker receivables, precious metals and carbon emission allowances, collateral pledged for derivatives and other receivables.
Liabilities
Total liabilities as at October 31, 2025 were up $69.5 billion or 7% from 2024, of which approximately $3.7 billion was due to the appreciation of the U.S. dollar.
Deposits increased by $43.3 billion or 6%, primarily due to increases in business and government deposits, wholesale funding, and retail volume growth. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and the “Supplementary annual financial information” section.
Obligations related to securities lent, sold short and under repurchase agreements increased by $20.5 billion or 15%, primarily to finance growth in client-driven activities.
Derivative instruments increased by $0.8 billion or 2%, largely driven by increases in equity and commodity derivatives valuation, partially offset by decreases in the interest rate and foreign exchange derivatives valuation.
Other liabilities increased by $4.6 billion or 15%, primarily due to increases in payables related to precious metals, collateral pledged for derivatives, accrued employee compensation and brokers payables, partially offset by a decrease in accrued interest payable.
Subordinated indebtedness increased by $0.4 billion or 5%, primarily due to the issuance of subordinated indebtedness in the second quarter, partially offset by the redemption of subordinated indebtedness in the third quarter. For further details see the “Capital management” section.
Equity
Equity as at October 31, 2025 increased by $5.4 billion or 9% from 2024, primarily due to net income that exceeded dividends and distributions, an increase in Limited Recourse Capital Notes (LRCNs) and preferred shares, a net increase in accumulated other comprehensive income (AOCI) mainly resulting from net gains on cash flow hedges and net gains in debt securities measured at FVOCI, partially offset by the impact of shares repurchased and cancelled under normal course issuer bids (NCIBs). For further details see the “Capital management” section.

CIBC 2025 ANNUAL REPORT	30

Management’s discussion and analysis

Capital management
Our capital strength protects our depositors and creditors from risks inherent in our businesses. Our overall capital management objective is to maintain a strong and efficient capital base that:
•	Acts as a buffer to absorb unexpected losses while providing sustainable returns to our shareholders;
•	Enables our businesses to grow and execute on our strategy;
•	Demonstrates balance sheet strength and our commitment to prudent balance sheet management; and
•	Supports us in maintaining a favourable credit standing and raising additional capital or other funding on attractive terms.
We actively manage our capital to meet these objectives in support of our overall enterprise strategy. We also consider the economic outlook, and the overall operating environment when deploying our capital and may choose to operate with greater levels of capital based on our view of potential downside risks.
Capital management and planning framework
We maintain a capital management policy that establishes our capital management principles in the context of our risk appetite to support our capital management objectives. Our capital management policy is reviewed and approved by the Board of Directors (the Board) in support of our Internal Capital Adequacy Assessment Process (ICAAP). The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The level of capital and capital ratios are continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to our business growth, risk appetite, and the business and regulatory environment.
Capital planning is a crucial element of our overall financial planning process and establishment of strategic objectives and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are developed as part of the financial plan, which establishes targets for the coming year and business plans to achieve those targets. The capital plan is also stress-tested as a part of our enterprise-wide stress testing process to ensure CIBC is adequately capitalized through severe but plausible stress scenarios (see the “Enterprise-wide stress testing” section for further details). Our capital position and forecasts are monitored throughout the year and assessed against the capital plan.
The Board, with endorsement from the Risk Management Committee (RMC), provides oversight of CIBC’s capital management through the approval of our risk appetite, capital policy and plan. The RMC and the Board are provided with regular updates on our capital position including performance to date, updated forecasts, and any material regulatory developments that may impact our future capital position. Treasury is responsible for the overall management of capital including planning, forecasting and execution of the plan, with senior management oversight provided by the Global Asset Liability Committee (GALCO).
Enterprise-wide stress testing
We perform enterprise-wide stress testing on at least an annual basis. The results are an integral part of our ICAAP, as defined by Pillar 2 of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process that determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

31	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

The following diagram summarizes the enterprise-wide stress testing process, including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, gross domestic product (GDP), unemployment, house prices, interest rates and equity prices.
The stress testing process is comprehensive, using a
bottoms-up
analysis of each of our bank-wide portfolios, and the results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.
Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the RMC and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management expectations.
A key objective of the enterprise-wide stress tests is to identify key areas of exposure and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Contingency planning and strategies for extreme stress scenarios are included in the development and maintenance of CIBC’s recovery and resolution plans. These plans include credible remedial actions that may be considered to counteract and recover from stress, or promote CIBC’s orderly resolution with limited systemic impacts. Additional information on stress testing is provided in the “Management of risk” section.
Recovery plan
Federally regulated financial institutions (FRFIs) must maintain robust and credible recovery plans that identify options to restore financial strength and viability when under severe stress. CIBC continues to maintain and update its recovery plan in line with OSFI requirements and industry best practices.
Resolution plan
The Canada Deposit Insurance Corporation (CDIC) Resolution Planning
By-law
establishes a statutory framework pursuant to which domestic systemically important banks
(D-SIBs)
submit and maintain resolution plans that are critical to support resolvability and financial sector stability. CDIC, Canada’s resolution authority for its member institutions, including
D-SIBs,
has issued guidance for the development, maintenance and testing of comprehensive resolution plans and related strategies to demonstrate their operational capability, thus ensuring resolvability can be achieved in an orderly fashion. CIBC’s resolution plan has been developed and maintained in alignment with guidance and is in compliance with CDIC’s Resolution Planning
By-law.

CIBC 2025 ANNUAL REPORT	32

Management’s discussion and analysis

Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios, which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a
D-SIB
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB is currently set at 3.5% of RWA, which was reaffirmed by OSFI on June 26, 2025, but can range from 0.0% to 4.0% of RWA. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline,
D-SIBs
are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at October 31, 2025	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%

(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2025.
n/a	Not applicable.
Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

33	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Risk-weighted assets
The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk (1)
Basel provides three approaches for calculating credit risk capital requirements:
•
Standardized approach (SA)
•
Foundation internal ratings-based (FIRB)
•
Advanced internal ratings-based (AIRB)

OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the internal ratings-based (IRB) approach for all material portfolios and credit businesses.

OSFI provides two approaches for calculating counterparty credit risk (CCR) for derivatives transactions:
•
Standardized approach
(SA-CCR)
•
Internal model method (IMM)

OSFI provides four approaches for calculating CCR for repo-style transactions:
•
Comprehensive approach, with supervisory haircuts
•
Comprehensive approach, with own estimate haircuts
•
Repo VaR approach
•
IMM

Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include:
•
Standardized
•
Market-based
•
Look-through
•
Mandate-based
•
Fall-back

Basel provides the following approaches for calculating capital requirements for securitization positions:
•
Internal ratings-based approach
(SEC-IRBA)
•
Internal assessment approach
(SEC-IAA)
•
External ratings-based approach
(SEC-ERBA)
•
Standardized approach
(SEC-SA)

We have adopted the IRB (FIRB and AIRB) approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), and maturity and either regulatory prescribed (FIRB), or internal (AIRB) estimates for loss given default (LGD) and exposure at default (EAD). We utilize the standardized approach for CIBC Caribbean, risk-rated individuals, sovereign wealth funds, the acquired Canadian Costco credit card portfolio, and other small portfolios. We periodically review portfolios under the standardized approach for consideration of adoption of the IRB approach.

CIBC applies the IMM approach for calculating CCR exposure for qualifying derivative transactions. Certain transactions are under the
SA-CCR
approach.

The comprehensive approach, with supervisory haircuts, is used for credit risk mitigation for repo-style transactions.

We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.
We use SEC-IRBA, SEC-IAA, SEC-ERBA and SEC-SA for securitization exposures in the banking book.

Credit Valuation Adjustments (CVA) risk	CVA risk capital requirements can be calculated under the following approaches: • Basic approach (BA-CVA) • Standardized approach (SA-CVA)	CIBC applies the standardized approach to calculate CVA risk capital for most of our counterparties and applies the basic approach for a small subset of counterparties.

Market risk	Market risk capital requirements can be determined under the following approaches: • Standardized approach • Internal models approach	CIBC applies the sensitivity-based standardized approach to calculate market risk capital under the Fundamental Review of the Trading Book (FRTB) rules.

Operational risk	Operational risk capital requirements can be determined under the following approaches: • Standardized approach • Simplified standardized approach (SSA)	We use the standardized approach based on OSFI rules to calculate operational risk capital.

(1)	Includes CCR.
We also calculate a capital floor by applying a floor adjustment factor to the total RWA determined using standardized approaches. If the capital requirement calculated using internal models is lower than the amount determined by the capital floor, an adjustment to our RWA would be required. The floor adjustment factor is currently set at 67.5%. See “Continuous enhancement to regulatory capital and TLAC requirements” for more details.

CIBC 2025 ANNUAL REPORT	34

Management’s discussion and analysis

Continuous enhancement to regulatory capital and TLAC requirements
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures. The discussion below provides a summary of BCBS and OSFI publications that have been issued since our 2024 Annual Report.
OSFI’s Capital Adequacy Requirements
On September 11, 2025, OSFI published the Capital Adequacy Requirements 2026 guideline (“CAR Guideline”) that took effect on November 1, 2025. The guideline enhances clarity across credit, market, and operational risk components. OSFI also confirmed that the floor adjustment factor will remain at 67.5% until further notice, and any change to the floor adjustment factor will be communicated at least two years prior to the effective date.
Exclusion of operational loss event from operational Risk RWA
CIBC received OSFI approval to exclude an operational loss event that was recognized in fiscal 2023 from the operational risk capital calculations. This exclusion of an operational loss event from operational risk RWA will be reflected beginning in the second quarter of 2026, which will add approximately 25 basis points to our CET1 ratio.
Regulatory capital, leverage and TLAC ratios
The components of our regulatory capital and ratios under Basel III are presented in the table below:

$ millions, as at October 31	2025	2024
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$17,071	$17,170
Retained earnings	36,471	33,471
AOCI (and other reserves)	4,218	3,148
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	123	119
CET1 capital before regulatory adjustments	57,883	53,908
CET1 capital: regulatory adjustments
Prudential valuation adjustments	22	4
Goodwill (net of related tax liabilities)	5,392	5,360
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	2,490	2,456
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	17	15
Defined benefit pension fund net assets (net of related tax liabilities)	1,276	1,045
Other	968	512
Total regulatory adjustments to CET1 capital	10,165	9,392
CET1 capital	47,718	44,516
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (1)	6,369	4,946
AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	18	19
AT1 capital	6,387	4,965
Tier 1 capital (T1 = CET1 + AT1)	54,105	49,481
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (2)	7,325	6,920
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	18	17
Collective allowances	839	391
Tier 2 capital (T2)	8,182	7,328
Total capital (TC = T1 + T2)	$62,287	$56,809
RWA consisting of:
Credit risk	$294,848	$274,503
Market risk	12,243	12,188
Operational risk	50,712	46,811
Total RWA	$357,803	$333,502
Capital ratios
CET1 ratio	13.3%	13.3%
Tier 1 capital ratio	15.1%	14.8%
Total capital ratio	17.4%	17.0%
Leverage ratios
Leverage ratio exposure	$1,261,098	$1,155,432
Leverage ratio	4.3%	4.3%
TLAC ratio and TLAC leverage ratio
TLAC available	$114,102	$101,062
TLAC ratio	31.9%	30.3%
TLAC leverage ratio	9.0%	8.7%

(1)	Comprised of non-viability contingent capital (NVCC) preferred shares and LRCNs.
(2)	Comprised of certain debentures which qualify as NVCC.
CET1 ratio
The CET1 ratio at October 31, 2025 was comparable with October 31, 2024, as an increase in RWA was offset by an increase in CET1 capital.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions), partially offset by shares repurchased and cancelled under NCIBs.
The increase in RWA was due to increases in credit risk and operational risk RWA. The increase in credit risk RWA was mainly due to organic growth, credit migration and foreign currency translation, partially offset by model and methodology updates. The increase in operational risk RWA was due to an increase in risk levels. For additional information, see the “Components of risk-weighted assets” section.

35	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Tier 1 capital ratio
The Tier 1 capital ratio at October 31, 2025 increased 0.3% from October 31, 2024, primarily due to the factors affecting the CET1 ratio noted above and net issuance of LRCNs and preferred shares. See the “Capital initiatives” section below for further details.
Total capital ratio
The Total capital ratio at October 31, 2025 increased 0.4% from October 31, 2024, primarily due to the factors affecting the Tier 1 capital ratio noted above, an increase in eligible general allowances included in Tier 2 capital, and net issuance of subordinated debentures. See the “Capital initiatives” section below for further details.
Leverage ratio
The leverage ratio at October 31, 2025 was comparable with October 31, 2024, primarily due to an increase in Tier 1 capital discussed above, offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on-balance
sheet and
off-balance
sheet exposures.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at October 31, 2025 increased 1.6% from October 31, 2024, primarily driven by an increase in total TLAC instruments, partially offset by an increase in RWA. The increase in TLAC instruments was primarily a result of higher level of bail-in eligible liabilities and higher total capital due to the factors noted above.
The TLAC leverage ratio at October 31, 2025 increased 0.3% from October 31, 2024, primarily due to the increase in TLAC instruments, partially offset by an increase in leverage ratio exposure due to factors noted above.
Movement in total regulatory capital
Changes in regulatory capital under Basel III are presented in the table below:

$ millions, for the year ended October 31	2025	2024
CET1 capital
Balance at beginning of year	$44,516	$40,327
Shares issued in lieu of cash dividends (add back)	–	698
Other issue of common shares	168	321
Purchase of common shares for cancellation	(335)	(90)
Premium on purchase of common shares for cancellation	(1,396)	(329)
Dividends and distributions	(3,993)	(3,645)
Net income attributable to equity shareholders	8,429	7,115
Change in AOCI balances
Currency translation differences	35	14
Securities measured at FVOCI	370	102
Cash flow hedges (1)	491	1,535
Fair value change of FVO liabilities attributable to changes in credit risk	(34)	(216)
Post-employment defined benefit plans	208	250
Removal of own credit spread (net of tax)	36	314
Goodwill and other intangible assets (deduction, net of related tax liabilities)	(66)	(88)
Shortfall of allowance to expected losses	–	–
Other, including regulatory adjustments (1)	(711)	(1,792)
Balance at end of year	$47,718	$44,516
AT1 capital
Balance at beginning of year	$4,965	$4,943
AT1 eligible capital issues	2,770	1,000
Redeemed capital	(1,350)	(975)
Other, including regulatory adjustments	2	(3)
Balance at end of year	$6,387	$4,965
Tier 2 capital
Balance at beginning of year	$7,328	$6,849
New Tier 2 eligible capital issues	1,250	2,250
Redeemed capital	(1,000)	(1,500)
Other, including change in regulatory adjustments	604	(271)
Balance at end of year	$8,182	$7,328
Total capital balance at end of year	$62,287	$56,809

(1)	Net change in cash flow hedges is included in “Change in AOCI balances” then derecognized in “Other, including regulatory adjustments”.

CIBC 2025 ANNUAL REPORT	36

Management’s discussion and analysis

Components of risk-weighted assets
The components of our RWA and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2025		2024
	RWA	Minimum total capital required (1)	RWA	Minimum total capital required (1)
Credit risk (2)
Standardized approach
Corporate	$7,474	$598	$6,868	$549
Sovereign	1,316	105	1,293	103
Banks	317	25	328	26
Real estate secured personal lending	1,182	95	1,139	91
Commercial real estate	353	28	463	37
Other retail	3,585	287	3,607	289
Trading book	135	11	125	10
Equity	6,628	530	3,623	290
Securitization (3)	5,443	435	4,655	372
Central counterparty (CCP)	877	70	684	55
CVA	3,057	245	3,381	271
Other credit RWA	12,988	1,039	15,114	1,209
	43,355	3,468	41,280	3,302
AIRB approach (4)
Corporate	79,028	6,322	74,100	5,928
Sovereign (5)	5,508	441	5,153	412
Real estate secured personal lending	42,338	3,387	40,328	3,226
Commercial real estate	30,762	2,461	30,003	2,400
Qualifying revolving retail	21,533	1,723	19,749	1,580
Other retail	10,805	864	12,123	970
Trading book	1,259	101	777	62
Securitization (3)	6,161	493	4,580	366
	197,394	15,792	186,813	14,944
FIRB approach (4)
Corporate	44,035	3,523	38,709	3,097
Banks	4,852	388	3,482	279
Commercial real estate	178	14	198	16
Trading book	5,034	403	4,021	322
	54,099	4,328	46,410	3,714
Total credit risk	294,848	23,588	274,503	21,960
Market risk
Sensitivities-based methodology	8,791	703	9,584	767
Default risk charge	1,490	119	1,265	101
Risk residual add-on	1,962	157	1,339	107
Total market risk	12,243	979	12,188	975
Operational risk	50,712	4,057	46,811	3,745
Total RWA	$357,803	$28,624	$333,502	$26,680

(1)
Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.

(2)	Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Caribbean are calculated under the standardized approach.
(3)	Includes securitization exposures that are risk-weighted at 1250%.
(4)	Includes RWA relating to certain commercial loans which are determined using the supervisory slotting approach.
(5)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.
Capital initiatives
The following were the main capital initiatives undertaken since our 2024 Annual Report:
Normal course issuer bid (NCIB)
On September 8, 2025, we announced that the Toronto Stock Exchange had accepted the notice of our intention to commence an NCIB. Purchases under this bid will be completed upon the earlier of: (i) CIBC purchasing 20 million common shares; (ii) CIBC providing a notice of termination; or (iii) September 9, 2026. 3,500,000 common shares were purchased and cancelled during the fourth quarter at an average price of $112.54 for a total amount of $393 million.
The following table shows common shares purchased and cancelled under current and previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31	2025		2024		Total
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
September 5, 2024 (1)	15,000,000	$1,338	5,000,000	$419	20,000,000	$1,757
September 5, 2025 (2)	3,500,000	393	–	–	3,500,000	393
Total	18,500,000	$1,731	5,000,000	$419	23,500,000	$2,150

(1)	Common shares were repurchased at an average price of $87.80 under this NCIB.
(2)	Common shares were repurchased at an average price of $112.54 under this NCIB.

37	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Shareholder investment plan
Commencing with dividends paid on January 28, 2025, and for future dividends declared until further notice, common shares received by participants under the shareholder investment plan were purchased from the open market. For the share purchase option, this change became effective February 1, 2025.
Dividends
On December 3, 2025, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.97 per share to $1.07 per share for the quarter ending January 31, 2026.
Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada), and the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements.
Limited Recourse Capital Notes
On September 29, 2025, we redeemed all $750 million of our 4.375% Limited Recourse Capital Notes
Series
1 (NVCC) (subordinated indebtedness) (LRCN Series 1 Notes). In connection with the redemption of the Notes, CIBC redeemed all 750,000
Non-Cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 53
(Non-Viability
Contingent Capital (NVCC)) that are held by Computershare Trust Company of Canada as trustee of CIBC LRCN Limited Recourse Trust.
Limited Recourse Capital Notes Series 5 (NVCC) (subordinated indebtedness) (LRCN Series 5 Notes)
On November 5, 2024, we issued USD$500 million principal amount of 6.950% LRCN Series 5 Notes. The LRCN Series 5 Notes mature on January 28, 2085, and bear interest at a fixed rate of 6.950% per annum (paid quarterly) until January 28, 2030. Starting on January 28, 2030, and every five years thereafter until January 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 2.833% per annum.
Concurrently with the issuance of the LRCN Series 5 Notes, we issued
Non-cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 59 (NVCC) (Series 59 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 59 Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 5 Notes when due, the sole remedy of each LRCN Series 5 Note holder is limited to that holder’s proportionate share of the Series 59 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 5 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on January 28, 2030, at par.
Limited Recourse Capital Notes Series 6 (NVCC) (subordinated indebtedness) (LRCN Series 6 Notes)
On March 24, 2025, we issued $450 million principal amount of 6.369% LRCN Series 6 Notes. The LRCN Series 6 Notes mature on April 28, 2085, and bear interest at a fixed rate of 6.369% per annum (paid semi-annually) until April 28, 2030. Starting on April 28, 2030, and every five years thereafter until April 28, 2080, the interest rate will be reset to be equal to the then current five-year Government of Canada yield plus 3.65% per annum.
Concurrently with the issuance of the LRCN Series 6 Notes, we issued
Non-cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 60 (NVCC) (Series 60 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 60 Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 6 Notes when due, the sole remedy of each LRCN Series 6 Note holder is limited to that holder’s proportionate share of the Series 60 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 6 Notes, in whole or in part, every five years during the period from March 28 to and including April 28, commencing on March 28, 2030, at par.
Limited Recourse Capital Notes Series 7 (NVCC) (subordinated indebtedness) (LRCN Series 7 Notes)
On July 14, 2025, we issued USD$750 million principal amount of 7.000% LRCN Series 7 Notes. The LRCN Series 7 Notes mature on October 28, 2085, and bear interest at a fixed rate of 7.000% per annum (paid quarterly) until October 28, 2030. Starting on October 28, 2030, and every five years thereafter until October 28, 2080, the interest rate will be reset to the then current five-year U.S. Treasury Rate plus 3.000% per annum.
Concurrently with the issuance of the LRCN Series 7 Notes, we issued
Non-cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 62 (NVCC) (Series 62 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 62 Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 7 Notes when due, the sole remedy of each LRCN Series 7 Note holder is limited to that holder’s proportionate share of the Series 62 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 7 Notes, in whole or in part, on each January 28, April 28, July 28, and October 28, commencing on October 28, 2030, at par.
Limited Recourse Capital Notes Series 8 (NVCC) (subordinated indebtedness) (LRCN Series 8 Notes)
On September 29, 2025, we issued $450 million principal amount of 5.898% LRCN Series 8 Notes. The LRCN Series 8 Notes mature on January 28, 2086, and bear interest at a fixed rate of 5.898% per annum (paid semi-annually) until January 28, 2031. Starting on January 28, 2031, and every five years thereafter until January 28, 2081, the interest rate will be reset to be equal to the then current five-year Government of Canada yield plus 3.113% per annum.
Concurrently with the issuance of the LRCN Series 8 Notes, we issued
Non-cumulative
5-Year
Fixed Rate Reset Class A Preferred Shares Series 63 (NVCC) (Series 63 Shares), which are held in the Limited Recourse Trust that is consolidated by CIBC and, as a result, the Series 63 Shares are eliminated in CIBC’s consolidated financial statements. In the event of non-payment
by CIBC of the principal amount of, interest on, or redemption price for, the LRCN Series 8 Notes when due, the sole remedy of each LRCN Series 8 Note holder is limited to that holder’s proportionate share of the Series 63 Shares held in the Limited Recourse Trust. Subject to regulatory approval, we may redeem the LRCN Series 8 Notes, in whole or in part, every five years during the period from December 28 to and including January 28, commencing on December 28, 2030, at par.

CIBC 2025 ANNUAL REPORT	38

Management’s discussion and analysis

Preferred shares
On January 31, 2025, we redeemed all 12 million
Non-cumulative
Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 Shares), at a redemption price of $25.00 per Series 41 Share, for a total redemption cost of $300 million.
On July 31, 2025, we redeemed all 12 million
Non-cumulative
Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 Shares), at a redemption price of $25.00 per Series 43 Share, for a total redemption cost of $300 million.
Non-cumulative
Rate Reset Class A Preferred Shares Series 61 (NVCC) (Series 61 Shares)
On March 24, 2025, we issued 150,000 Series 61 Shares with a par value of $1,000.00 per share, for gross proceeds of $150 million. For the initial five-year
period to April 28, 2030, the Series 61 Shares pay semi-annual cash dividends on the 28th day of April and October in each year, as declared, at a rate of 6.369%. The first dividend, if declared, will be payable on October 28, 2025. On April 28, 2030, and on April 28 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada yield plus 3.65%.
Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 61 Shares at par during the period from March 28, 2030 to and including April 28, 2030 and during the period from March 28 to and including April 28 every five years thereafter.
See the “Outstanding share data” section below and Note 15 to our consolidated financial statements for further details.
Subordinated indebtedness
On January 31, 2025, we redeemed all US$38 million of our Floating Rate Subordinated Capital Debentures due 2084. On February 28, 2025, we redeemed all US$10 million of our Floating Rate Subordinated Capital Debentures due 2085.
On April 2, 2025, we issued $1.25 billion principal amount of 4.15% Debentures due April 2, 2035. The Debentures bear interest at a fixed rate of 4.15% per annum (paid semi-annually) until April 2, 2030, and at Daily Compounded CORRA plus 1.72% per annum (paid quarterly) thereafter until maturity on April 2, 2035. The debentures qualify as Tier 2 capital.
On July 21, 2025, we redeemed all $1.0 billion of our 2.01% Debentures due July 21, 2030. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon. The debentures qualified as Tier 2 capital.
Outstanding share data
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding
$ millions, except number of shares and per share amounts, as at October 31, 2025	Number of shares	Amount
Common shares	926,610,598	$16,842
Treasury shares – common shares (1)	3,438	3
Preferred shares
Series 47 (NVCC)	18,000,000	450
Series 56 (NVCC)	600,000	600
Series 57 (NVCC)	500,000	500
Series 61 (NVCC)	150,000	150
Treasury shares – preferred shares (1)	(1,223)	(1)
Limited recourse capital notes
4.000% Limited Recourse Capital Notes Series 2 (NVCC)	n/a	750
7.150% Limited Recourse Capital Notes Series 3 (NVCC)	n/a	800
6.987% Limited Recourse Capital Notes Series 4 (NVCC)	n/a	500
6.950% Limited Recourse Capital Notes Series 5 (NVCC) (2)	n/a	693
6.369% Limited Recourse Capital Notes Series 6 (NVCC)	n/a	450
7.000% Limited Recourse Capital Notes Series 7 (NVCC) (2)	n/a	1,027
5.898% Limited Recourse Capital Notes Series 8 (NVCC)	n/a	450
Subordinated indebtedness
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750
5.30% Debentures due January 16, 2034 (NVCC)	n/a	1,250
4.90% Debentures due June 12, 2034 (NVCC)	n/a	1,000
4.15% Debentures due April 2, 2035 (NVCC)	n/a	1,250
Stock options outstanding	15,521,372

(1)
A long position in our own shares is shown as a negative number, which reduces the number of shares outstanding. A short position is shown as a positive number, which adds to the number of shares outstanding. See Note 1 to the consolidated financial statements for the accounting policy on treasury shares.

(2)	For Limited Recourse Capital Notes (LRCNs) – Series 5 and Series 7, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
n/a	Not applicable.
As at November 28, 2025, the number of common shares was 925,492,036, prior to the treasury shares net long position of 64,642. The number of stock options outstanding was 15,423,934.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above into a maximum of approximately 6.9 billion common shares, in aggregate, which would represent a dilution impact of 88% based on the number of CIBC common shares and NVCC instruments outstanding as at October 31, 2025. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

39	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Upon the occurrence of a Trigger Event, Class A Preferred Shares Series 47, 56, 57 and 61 will be converted into a number of common shares, determined by dividing the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplements). Series 54, 55, 58, 59, 60, 62 and 63 Preferred Shares held in the Limited Recourse Trust, will automatically and immediately be converted, without the consent of LRCN Note holders, into a variable number of common shares which will be delivered to LRCN Note holders in satisfaction of the principal amount of, and accrued and unpaid interest on, all of the LRCNs. All claims of LRCN Note holders against CIBC under the LRCNs will be extinguished upon receipt of such common shares. The Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $2.50 per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at October 31, 2025, $67.0 billion (2024: $61.1 billion) of our outstanding liabilities were subject to conversion to common shares under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime.
See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Preferred share and other equity instruments rights and privileges
See Note 15 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets.
Non-consolidated
structured entities (SEs)
We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada and the U.S. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets. The sellers and/or third-party providers are exposed to credit losses realized on these assets, through the provision of over-collateralization or another form of credit enhancement.
We provide the multi-seller conduits with commercial paper backstop liquidity facilities. We may also provide securities distribution to multi-seller conduits and to both the single and multi-seller conduits accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market-making and for voluntary risk retention purposes.
We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits in Canada. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.
We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to mitigate the interest rate, basis, and currency risk within the conduit.
We earn fees for providing services related to the
non-consolidated
single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $227 million in 2025 (2024: $170 million). All fees earned in respect of activities with the conduits are on a market basis.
As at October 31, 2025, the amount of ABCP issued to fund the various asset types in the multi-seller conduits was $22.6 billion (2024: $16.7 billion). The estimated weighted-average life of these assets was 2.0 years (2024: 1.6 years). Our holdings of commercial paper issued by the non-consolidated
sponsored multi-seller conduits that offer commercial paper to external investors were $592 million (2024: $276 million). Our committed backstop liquidity facilities to these conduits were $31.1 billion (2024: $23.1 billion). We also provided credit facilities of $50 million (2024: $50 million) to these conduits.
We participated in a syndicated facility of $1.0 billion to the single-seller conduit that provides funding to franchisees of a major Canadian retailer, which will mature in March 2028. Our portion of the commitment was $190 million (2024: $130 million), of which $135 million (2024: $101 million) was funded as at October 31, 2025.
We engage one or more of the four major rating agencies, DBRS Limited (Morningstar DBRS), Fitch Ratings Inc. (Fitch), Moody’s Investors Service, Inc. (Moody’s), and S&P, to opine on the credit ratings of ABCP issued by our sponsored multi-seller conduits. In the event that ratings differ between rating agencies in respect of any direct investments we have in the ABCP or transactions funded in the ABCP conduits, we use the lower rating.
We also have investments in and provide loans, liquidity and credit facilities to certain other third-party and CIBC-managed SEs. The on-balance
sheet exposure related to these SEs is included in the consolidated financial statements.
We provide interim financing for the purpose of purchasing loans during the warehousing phase for future securitization and term senior financing to third-party SEs. As senior lenders, we are repaid by proceeds from the issuance of debt securities to external investors when the securitization closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the SE from third-party lenders.
We purchase credit protection from capital vehicles on certain referenced loan assets, which issue guarantee-linked notes held only by third-party investors. We do not consolidate the capital vehicles and the underlying loan assets remain on the consolidated balance sheet.

CIBC 2025 ANNUAL REPORT	40

Management’s discussion and analysis

Our
on-
and
off-balance
sheet amounts related to the SEs that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31				2025				2024
	Cash, investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$727	$22,197	(3)	$–	$377	$16,637	(3)	$–
Third-party structured vehicles	7,749	2,065		–	4,977	1,653		–
Loan financing	19,341	10,428		–	10,640	8,526		–
Other	2,038	201		59	1,795	255		71

(1)
Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association.

(2)
Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $41 million (2024: $50 million). Notional of $53 million (2024: $66 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $35 million (2024: $44 million). An additional notional of $6 million (2024: $6 million) was hedged through a limited recourse note.

(3)
Excludes an additional $8.4 billion (2024: $6.2 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $592 million (2024: $276 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 22 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
Credit-related arrangements are generally
off-balance
sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 20 to the consolidated financial statements.
Guarantees
A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 12 and 20 to the consolidated financial statements, respectively.

41	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” (IFRS 7) related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Regulatory compliance risk”, “Reputation and legal risks” and “Conduct and culture risk” sections.

42	Risk overview

43	Risk governance structure

44	Risk management structure

45	Risk management process

45	Risk appetite statement

46	Risk input into performance and compensation

47	Risk policies and limits

48	Risk identification and measurement

49	Stress testing

49	Risk treatment and mitigation

49	Risk monitoring and reporting

50	Top and emerging risks

53	Risks arising from business activities

54	Credit risk

54	Governance and management

54	Policies

55	Process and control

56	Risk measurement

58	Exposure to credit risk

60	Credit quality of portfolios

62	Credit quality performance

63	Loans contractually past due but not impaired

63	Exposure to certain countries and regions

64	Settlement risk

64	Securitization activities

65	Market risk

65	Governance and management

65	Policies

65	Market risk limits

65	Process and control

65	Risk measurement

66	Trading activities

68	Non-trading activities

69	Pension risk

70	Liquidity risk

70	Governance and management

70	Policies

70	Risk measurement

71	Liquid assets

75	Funding

76	Contractual obligations

77	Other risks

77	Strategic risk

77	Operational risk

79	Environmental and social risk

81	Regulatory compliance risk

81	Insurance risk

81	Reputation and legal risks

81	Conduct and culture risk

Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks are fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups, own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks and support operational resilience. Management may include Governance Groups within the business to facilitate the Control Framework, Operational Risk Management and Operational Resilience Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to support Management in meeting their governance, risk and control activities. A Governance Group is considered the first line of defence, in conjunction with Business Unit Management. Control Groups, which typically reside within centralized functions, provide subject matter expertise to Business Unit Management and/or implement/maintain enterprise-wide control programs and activities. While Control Groups collaborate with Business Unit Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

CIBC 2025 ANNUAL REPORT	42

Management’s discussion and analysis

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Risk governance structure
Our risk governance structure is illustrated below:

Board of Directors (the Board):
The Board oversees the enterprise-wide risk management program through approval of our risk appetite, Control Framework and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, Corporate Governance, and Technology committees, described below.
Audit Committee (AC):
The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including internal controls over financial reporting. The Audit Committee also has oversight of the underlying processes and controls of the ESG disclosures in our Annual Report, Sustainability Report, and other material ESG disclosure documents.
Risk Management Committee (RMC):
This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of key frameworks, policies and risk limits related to the identification, measurement and monitoring of CIBC’s principal business risks.
Management Resources and Compensation Committee (MRCC):
This committee is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.
Corporate Governance Committee (CGC):
This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities and oversight of the ESG strategy.
Technology Committee (TC):
This committee is responsible for assisting the Board in fulfilling its responsibilities for overseeing CIBC’s technology strategy and ensuring it allows for CIBC’s strategic plan and priorities to be carried out.
The Group Executive Leadership Team (Group ELT):
The Group ELT, led by the CEO and including selected executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The Group ELT is supported by the following management governance committees:
•
Global Asset Liability Committee (GALCO):
This committee, which comprises members from the Group ELT and senior Treasury, Risk Management and lines of business executives, provides oversight regarding capital management, funding and liquidity management, and asset/liability management (ALM). It also provides strategic direction regarding structural interest rate risk (SIRR) and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.

•
Global Risk Committee (GRC):
This committee, which comprises selected members of the Group ELT and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies. Key activities include reviewing and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite; reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

43	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Risk management structure
The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.
The current structure is illustrated below:

The Risk Management group performs several important activities including:
•	Developing our risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk frameworks, policies, procedures and limits to mitigate risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Adjudicating transactions, as applicable;
•	Reviewing and performing effective challenge on business risk assessments; and
•	Ensuring compliance with applicable regulatory and anti-money laundering (AML) requirements.
The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•
Capital Markets Risk Management (CMRM) – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading),
and trading credit risk (also called counterparty credit risk, which includes CVA risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to the treasury, including with respect to liquidity and funding risk management and SIRR management function within CIBC.

•
Europe and Asia-Pacific Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the Senior Vice-President, Chief Risk Officer, Europe & APAC, with oversight from the Management Committees and CIBC Luxembourg Board. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in Europe and Asia.

•
Risk Analytics and Credit Decisioning – This group is responsible for the management and oversight of credit risk in the personal and business banking lending portfolios (such as residential mortgages, credit cards, loans/lines of credit, and indirect auto lending), including the development of analytics to optimize credit performance and AML outcomes within CIBC’s risk appetite. This group is also responsible for all auto-adjudicated business banking loans.

•
Global Operational and Enterprise Risk Management (GOERM) – This group is responsible for the oversight of all enterprise-wide operational risks globally and will establish and provide an independent risk perspective and ongoing strategic direction for various enterprise risk functions, while providing overall leadership to risk-wide business management and transformation activities. GOERM is responsible for enterprise-wide analysis, including the measuring and monitoring of risk appetite, enterprise-wide stress testing and reporting, environmental risk, risk culture, strategic risk management, allowance for credit loss assessment and reporting, risk models and model quantification, economic and regulatory capital methodologies, as well as risk data management.

•
Compliance and Global Regulatory Affairs (CGRA) – This group is responsible for designing and implementing an effective enterprise-wide framework to manage and mitigate regulatory compliance risk at CIBC, to be executed by CGRA and the other Oversight Functions (as defined in the Regulatory Compliance Management Policy). CGRA also provides oversight of conduct and culture risk, including sales practice risk and effective challenge of compensation plan changes. In addition, the Privacy Office under CGRA manages CIBC’s privacy-related risks and supports the protection of the privacy of all CIBC client and employee information. Overall, CGRA is responsible for maintaining strong relationships with our prudential, privacy, and market conduct regulators and acts as a liaison between the regulators and CIBC.

CIBC 2025 ANNUAL REPORT	44

Management’s discussion and analysis

•
Enterprise Anti-Money Laundering (Enterprise AML) – This group is responsible for all aspects of AML, anti-terrorist financing (ATF), and Sanction Programs globally for CIBC and its controlled subsidiaries, including providing advice with respect to, and independent oversight of compliance with, all regulatory requirements relating to AML/ATF and sanctions in all business and functional groups globally. Furthermore, Enterprise AML executes a risk-based approach to deter, detect and report suspected Money Laundering/Terrorist Financing and sanctioned activities, in accordance with the Enterprise AML Framework, Enterprise AML/ATF Policy, Enterprise Sanctions Policy, and their supporting standards.

•
Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks associated with CIBC’s business banking (manually adjudicated loans only), commercial, corporate, and wealth management credit portfolios, management of the risks in the bank’s investment portfolios, as well as management of special loan portfolios. Effective for the first quarter of 2026, Global Credit Risk was reorganized into Corporate and Private Credit Risk, which includes trading credit risk, and Commercial and Wealth Credit Risk, which includes global special loans.

•
U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the Risk Management Committee of the CIBC Board and the Risk Committees of the Boards of CIBC Bank USA and CIBC Bancorp USA Inc. (CIBC Bancorp). The group proactively identifies, assesses, and monitors risks across our U.S. operations, ensuring robust controls and timely mitigation strategies. Through diligent risk oversight, the team enables strong and risk-controlled execution of our business strategy while safeguarding the bank’s financial strength and reputation.

Risk management process
Our risk management process is illustrated below:

(1)	For additional information refer to the “Capital management” section.
Risk appetite statement
Our risk appetite statement defines the amount of risk we are willing to assume, or to avoid, in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our purpose, vision, values, strategy and objectives, along with our risk capacity (defined by regulatory constraints). Our risk appetite statement defines how we conduct business, which is to be consistent with the following objectives:
•	Safeguarding our reputation and brand;
•	Doing the right thing for our clients/stakeholders;
•	Engaging in client-oriented businesses after understanding the potential risks and rewards;
•	Making our client’s goals our own in a professional and radically simple manner;
•	Managing a balance between risk and returns;
•	Retaining a prudent attitude towards tail and event risk;
•	Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner;
•	Achieving/maintaining an AA rating; and
•	Meeting our expectations with respect to our sustainability priorities.
Our risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU, functional group and regional risk appetite statements that are integrated with our overall risk appetite statement and further articulate our business level risk tolerances.
Our risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help drive strong oversight and governance around our risk appetite, the Board, RMC and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.
All strategic business decisions, as well as
day-to-day
business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite.
Day-to-day
activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

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Management’s discussion and analysis

Risk culture
Risk culture refers to desired attitudes and behaviours relative to risk management practices. At CIBC, we strive to achieve a consistent and effective risk culture by:
•	Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
•	Cultivating an environment of transparency and effective challenge, open communication and robust discussion of risk;
•	Setting the appropriate “tone at the top” and “tone from the middle” through clear communication and reinforcement; and
•	Identifying and reinforcing behaviours that are aligned with risk appetite, and reporting and addressing misaligned behaviours.
Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, AML and other key risk topics. By taking this mandatory training, all employees strengthen their basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities and documents on our internal website. In addition, we have policies, procedures and limits in place that govern our day-to-day
business activity, with escalation procedures for limit breaches outlined accordingly.
Risk input into performance and compensation
Throughout the year, the Risk Management team manages various compensation risk reviews. These reviews are part of the second line of defence responsibilities to review and challenge new compensation plans, changes to existing compensation plans and compensation plan closure. In addition, periodic risk reviews are completed to ensure all compensation plans are risk assessed on a regular basis. All compensation plans are rated as either high-risk or low-risk
with high-risk compensation plans requiring approval from the CRO.
At each
year-end,
Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters that may directly impact incentive pools and/or individual compensation awards and/or performance ratings. Annually, Risk Management reviews the assessment with both the RMC and the MRCC.
The MRCC oversees the performance management and compensation process and is responsible for assisting the Board of Directors in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The MRCC’s oversight of human capital strategy includes inclusion at work, employee health, safety and wellbeing and other ESG practices related to their mandate. The MRCC’s key compensation-related responsibilities include:
•	Reviewing and recommending for Board approval annual performance and compensation, including changes to compensation targets, if any, for the CEO, Senior Management, and Heads of Oversight Functions;
•	Approving annual compensation for any employee whose total direct compensation exceeds the materiality threshold determined by the Committee;
•	Assessing the appropriateness of compensation based on business performance and risks undertaken;
•	Reviewing and recommending for Board approval the aggregate annual incentive compensation and allocations to the SBUs and the functional groups;
•	Approving CIBC’s compensation philosophy and any material changes to CIBC’s compensation principles or practices;
•	Reviewing material compensation policies and approving any material changes to such policies or any new material compensation policies;
•	Reviewing and recommending Board approval of new material compensation plans and changes to existing material compensation plans; and
•	Reviewing a report on non-material plans.

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Management’s discussion and analysis

Risk policies and limits
Our risk frameworks, policies and limits are intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day
activities in our businesses. Oversight is provided by management committees, as well as the Board/Board committees.
Key risk policies and management committees are illustrated below:

47	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Risk identification and measurement
Risk identification and measurement are important elements of CIBC’s risk management framework. Risk identification is a continuous process, generally achieved through:
•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions;
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events; and
•	Ongoing monitoring of management operations and processes.
Risk Management maintains a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent and emerging risks in our businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used to support our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

The decision to register a new risk is based on its risk assessment through our risk identification processes and includes criteria such as severity, measurability and probability. Furthermore, the decision on the amount of capital allocated to cover the new risk brought on the books will take into consideration the effectiveness and impact of the risk mitigants available.
We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.
Risk is usually measured in terms of expected loss and unexpected loss.
Expected loss
Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.
In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based either on our historical experience through the cycle and benchmarking of credit exposures or as prescribed by our regulators as applicable. Unlike the PD, LGD and EAD parameters used for calculating ECL on our consolidated financial statements, the PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.
For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day
movement in market rates, implied volatility and prices using the most recent 500 trading days. We also use stressed VaR to estimate an expected loss over a
10-day
holding period and using a
one-year
historical window when relevant market factors were in distress.
For trading credit risks associated with market value based products including CVA, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.
Unexpected loss
Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use regulatory and economic capital to estimate the level of capital needed to protect us against unexpected losses.
We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital management” section for additional details.

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Management’s discussion and analysis

Model risk management
Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including economic and regulatory capital), pricing, mark-to-market
(MTM), credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing models for the calculation of ECL under IFRS 9, and AI and Machine Learning (ML) models. CIBC’s approach to provide effective governance and oversight for model risk management comprises the following key elements:
•	Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
•
Policies, standards and procedures to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model’s life cycle; and

•	Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.
The MPRC is a subcommittee of the Operational Risk, Resilience and Control Committee (ORRCC) and is responsible for providing oversight of CIBC’s regulatory, economic capital, credit scoring, reserving, and stress testing models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.
Model risk mitigation policies
We have policies, standards, procedures and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and we can rely on their output. The model review and validation process includes:
•	Review of model documentation;
•	Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
•	Review data quality, ensuring that data used in the model is complete and representative for the intended purpose;
•	Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
•	Review of whether the model/parameter concepts and assumptions are appropriate and robust;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Review of the internal usage of the model/parameter applications to ensure consistency of application;
•	Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
•	A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
•	A comprehensive validation report that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.
Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.
Stress testing
Stress testing supplements our other risk management tools by providing an estimate of the potential impacts of plausible but stressed economic scenarios and risk factors. Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Capital management” section for detailed discussion on our enterprise-wide stress testing.
Risk treatment and mitigation
Risk treatment and mitigation is the implementation of options for modifying risk levels. We pursue risk mitigation options in order to control our risk profile in the context of our risk appetite. Our objective is to proactively consider risk mitigation options in order to optimize results.
Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.
Risk controls
Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.
The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.
Risk monitoring and reporting
To monitor CIBC’s risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.
Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.
Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

49	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. This section describes those top and emerging risks, as well as regulatory and accounting developments that are material for CIBC.
Trade policy uncertainty
Newly implemented and proposed tariffs, by the U.S., and any potential counter-measures, are expected to have negative impacts on supply chains, inflation and economic activity, further amplifying ongoing U.S., Canada, and Mexico trade issues that existed prior to the tariff developments, and is posing recessionary fears and increasing market volatility. Separate trade discussions are ongoing between Canada and China as well as the U.S. and China. The ongoing uncertainty on the ultimate level and extent of tariffs could diminish consumer and business confidence in Canada and around the globe, increasing credit, market, liquidity, strategic and operational (including third-party) risks.
The eventual impact of tariffs will depend on their nature and duration, as well as fiscal policies that may be enacted in response, and are expected to drive an increase in unemployment and inflation, thereby elevating credit risks. Higher unemployment and inflation could reduce discretionary consumer spending, slow loan origination and negatively impact debt servicing for both retail and commercial clients. Commercial clients may see lower overall revenues and higher costs, which could, in turn, slow growth and expansion plans. Certain sectors are expected to be more susceptible to the impact of the tariff developments, including but not limited to the manufacturing, retail and wholesale, and transportation sectors. We are also monitoring the financial viability of suppliers who may be impacted should economic conditions deteriorate as the result of global tariff impacts.
Global financial markets experienced significant levels of market volatility in the second quarter from increased political and macroeconomic uncertainties driven by tariffs. Concerns around stagflation, with lower growth forecasts and rising inflation expectations, could leave central banks with limited options to manage both inflation and economic growth. Our Capital Markets business maintains a defensive risk posture to manage market risks, while supporting elevated levels of client activity.
The impact of macroeconomic uncertainty on the U.S. dollar and long-term bond yields and changes in client sentiment due to macroeconomic volatility, recessionary conditions, or risks associated with banks, could lead to rising liquidity premiums and wider issuance spreads in the funding market.
We continue to regularly monitor economic developments and proactively prepare mitigation plans. Further details on tariffs and our economic outlook are provided in the “Economic and market environment – Outlook for calendar year 2026” section.
Canadian consumer debt and the housing market
The latest household
debt-to-income
ratio data from Statistics Canada continued to remain below 2016 levels due to growth in disposable income and slower debt growth. The debt-to-service
ratio stabilized in recent quarters after decreasing to 2017 levels, partially due to interest rate cuts combined with the rise in disposable income. Mortgage debt service ratios remain at historically high levels, while non-mortgage
debt-to-income
and service ratios remain at historical lows as clients maintain lower utilization and higher payment rates. Mortgage service ratios could remain elevated as mortgages continue to renew at higher rates and income growth decelerates from a slowing labour market. Property sales have slowed in 2025 and are the most recessed levels since 2020.
While the interest rate cuts in the second half of 2024 and throughout 2025 will provide some relief, the levels are still high and there is an expected lag on performance relief from each incremental cut. Further interest rate cuts could result in an increase in sales activity and housing prices, however, the risk and uncertainties of the current environment have slowed housing sales, as well as challenged the unemployment and interest rate expectations. Real estate secured lending losses remain low, supported by strong housing prices, and while there was some weakening to the non-seasonally adjusted House Price Index (HPI) in the second and third quarters which was partially reversed in the fourth quarter, the level remains above late 2022 and early 2023.
Unemployment rates in fiscal 2025 are at the highest level since 2016 (excluding the increase in 2020 and 2021 resulting from the
COVID-19
pandemic) and are expected to slightly improve in fiscal 2026, but remain relatively elevated in the current macroeconomic environment. Unemployment rates at high levels could elevate non-mortgage
debt levels, and has increased unsecured payment pressures, typical of the credit cycle.
Regulators continue to apply higher levels of scrutiny on guidelines and oversight. Further augmentations to regulatory expectations could impact business processes, increase the cost of compliance, and raise the risk of fines for non-compliance.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading
market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and protectionism (further details are provided in the “Economic and market environment – Outlook for calendar year 2026” section), could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	Conflicts in the Middle East;
•	The war in Ukraine; and,
•	Rising civil unrest and activism globally.
While it is difficult to predict where new geopolitical disruption will occur, we pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Climate risk
The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change resulting from severe weather events and systemic issues such as rising sea levels can impact CIBC’s profitability through disruptions in our own operations and damage to critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon
future, can impact the financial health of our clients as changes in policy and technology aimed at limiting global warming can increase their operating costs and reduce profitability, while translating into potentially higher credit losses for the bank. We are also exposed to reputational risks due to changing stakeholder expectations related to action or inaction in addressing climate-related risks.
In the past year, a number of regulators and standard-setting organizations introduced and updated disclosure frameworks related to climate change risks, as well as environmental and social risks.

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Management’s discussion and analysis

On April 23, 2025, the Canadian Securities Administrators (CSA) announced it is pausing its work on the development of a new mandatory climate-related disclosure rule in order to support Canadian markets and issuers as they adapt to developments in the U.S. and globally. The CSA will monitor domestic and international regulatory developments with respect to climate disclosures and expects to revisit and finalize requirements for issuers.
On March 7, 2025, OSFI published updates to Guideline
B-15
on Climate Risk Management (Guideline
B-15),
postponing scope 3 emissions disclosure from fiscal year-end 2025 to 2028, aligning with the Canadian Sustainability Standards Board Standards’ transitional period. OSFI is expected to continue to review
Guideline B-15
as practices and standards evolve. Guideline
B-15
was initially effective for us for our reporting period ending October 31, 2024 for certain disclosure elements, which were included in our 2024 Climate Report.
On June 5, 2025, the Competition Bureau issued updated guidance on environmental claims under Bill
C-59,
which contains anti-greenwashing amendments to Canada’s Competition Act (Act). In addition, the Competition Bureau reaffirmed its previous communication on the private right of action, pursuant to which starting on June 20, 2025, individuals can seek permission to file claims with the Competition Tribunal against businesses under the Act.
On October 7, 2023, California enacted climate disclosure laws, Senate Bill (SB) 253 and SB 261. SB 253 requires annual reporting of scope 1 and 2 greenhouse gas emissions in 2026, expanding to scope 3 emissions reporting in 2027. SB 261 requires biennial climate-related financial risk reports, with the first report due by January 1, 2026. On November 18, 2025, the U.S. Court of Appeals for the Ninth Circuit, issued an order temporarily halting the enforcement of SB 261. CIBC is preparing to meet these requirements and will continue to monitor regulatory updates.
Additionally, the European Commission adopted the European Sustainability Reporting Standards in 2023 for entities subject to the Corporate Sustainability Reporting Directive. On June 23, 2025, the European Union announced it is negotiating its final position on the Omnibus Proposal II, which is expected to significantly narrow the scope of sustainability reporting for member states. These changes, if adopted, could impact the reporting requirements for CIBC and certain CIBC subsidiaries.
Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes, pose operational risks to us. We continue to monitor these developments and evolve our approach to support future regulatory requirements.
Information and cyber security risk
We continue to evolve our use of technology and business processes to improve the client experience and streamline operations. Concurrently, cyber threats are growing in frequency and sophistication, increasing the potential for financial loss, reputational harm, regulatory exposure and business interruption. We actively manage these risks through strategic risk reviews and enterprise-wide technology and information security programs aimed at prevention, detection, response and recovery. Threats include data breaches, malware and ransomware, unauthorized access, social engineering and fraud, and denial-of-service
attacks, which may result in damage to CIBC systems and information; theft, loss or disclosure of confidential information; unauthorized or fraudulent activity; and service disruption at CIBC or its service providers, including those that offer cloud services.
Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, to enhance our controls and processes to protect our systems and client information. In addition, we perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. We have well-defined cyber incident response protocols and playbooks in the event that a security incident or breach occurs. We also have cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. Our insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits. Despite our ongoing commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape, coupled with a changing business environment, it is not possible for us to identify all cyber risks or implement measures that prevent all potential cyber incidents. We monitor our risk profile for changes and continue to refine our protection, detection, response and resilience capabilities to minimize the impact of any cyber incidents that may occur.
Technology risk
We are continuing to evolve our technology services to improve the client experience and streamline operations. New technology solutions offer advanced capabilities, connectivity between systems and efficiencies to support a growing business, while also increasing the complexity of ongoing management and resilience across multiple internal and external stakeholders and platforms hosted on premises, in the cloud or by third parties. Globally, regulators continue to expect financial institutions to have well-designed and managed technology development, deployment, operational and support processes in place to actively manage the risks inherent to a large enterprise technology environment.
We continue to manage these risks through our risk management and governance structures that include policies, standards, and risk assessment, measurement and monitoring tools. A robust control environment is in place, focused on developing, delivering and maintaining high-quality, reliable and stable technology solutions that support business needs and enable operations within our risk appetite.
Disintermediation risk
The level of disintermediation risk from fintechs for Canadian financial institutions is generally considered low. Canada has a growing fintech sector, with numerous startups and established tech companies offering digital financial services as alternatives to traditional banking services, such as automated investing, peer-to-peer
lending, and financial management tools. Canadian consumers have demonstrated increasing use of digital services, evidenced by high rates of online banking usage. Canada’s robust regulatory framework somewhat limits the speed and extent of disruption by fintechs. However, regulations are evolving, and the authorities’ increasing openness to fintech innovations and open-banking could heighten disintermediation risks if we do not continue to invest in our digital capabilities. Ease of use is the primary factor we consider when evaluating disintermediation risk from fintechs. With fintechs primarily focused on digital engagement, the risk of clients choosing fintech solutions remains low. Although fintechs have not yet demonstrated success in providing financial advice and wealth management services in Canada, the threat may increase in the future. CIBC’s proactivity in adopting new technologies and integrating digital financial services helps to mitigate this risk
Data and Artificial Intelligence risk
Data is being used every day to further advance CIBC’s strategic objectives and create competitive advantages. To support this, we continue to invest in our data management and governance capabilities to ensure we have a strong data foundation and business decision making, and grow our analytics and reporting practices to use data as a transformative asset.

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Management’s discussion and analysis

With rapid advances in technology, we continue to observe growth in applications of AI to drive productivity and competitive enhancements. Alongside the potential benefits of AI tools and technology comes risks; as AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, transparency in AI models is required to ensure the reasoning, accuracy or appropriateness of the output is clearly understood. CIBC has published an AI Framework and has implemented AI governance and risk management practices. From a model risk perspective, OSFI published its final version of Guideline
E-23
on Model Risk Management to take effect on May 1, 2027. The revised Guideline E-23 now includes AI and Machine Learning (ML) methodologies in the definition of “model” given the surge in AI/ML analytics. As we navigate the increased adoption of solutions using AI, our approach will remain rooted in ensuring responsible use and ensuring operational risks are mitigated.
Third-party risk
The Board and senior management recognize the establishment of third-party relationships as important to CIBC’s business model and therefore leverage them to achieve CIBC’s business objectives. With the introduction of new technologies and increasing reliance on sub-contractors,
the third-party landscape continues to evolve. While such relationships may benefit us through reduced costs, increased innovation, improved performance and increased business competitiveness, they can also introduce risks of failure or disruption to CIBC through breakdowns in people, processes or technology or through external events that impact these third parties.
To mitigate third-party risks, prepare for future third-party risks and changing regulatory expectations, and to ensure existing processes and internal controls are operating effectively, we rely on our strong risk culture and established the Third Party Risk Management program, which includes policies, procedures, expertise and resources dedicated to third-party risk management. The program identifies and manages risks that arise from third-party relationships from the point of planning through the life cycle of the business arrangement and supports the maintenance of collaborative relationships that advance our strategic direction and operational needs within our risk appetite.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing, and related crimes threaten the financial sector’s stability. CIBC is committed to meeting all AML, ATF, and economic sanctions regulations in every jurisdiction where it operates. As identified in Canada’s 2025 National Risk Assessment, banks face significant risks from financial crimes such as drug trafficking, fraud, and crypto-related activities. In response, CIBC invests in robust controls, advanced detection technologies, and comprehensive compliance programs. The bank maintains thorough client due diligence, record keeping, and reporting procedures, and requires annual AML/ATF and sanctions training for all team members. With ongoing regulatory changes expected through 2026, CIBC continuously monitors and enhances its compliance program to address evolving risks and regulatory expectations.
U.S. banking regulation
Our U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp), and both the Federal Reserve and the Illinois Department of Financial and Professional Regulation (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.
As our combined U.S. operations grow, we will become subject to additional enhanced prudential standards under the Federal Reserve’s regulations applicable to foreign banking organizations.
The U.S. regulatory environment continues to evolve and future legislative and regulatory developments may impact CIBC.
Tax reform
The tax environment continues to evolve with the potential for significant tax law changes globally. In the Canadian federal budget, released on November 4, 2025, the government confirmed its intention to proceed with certain amendments to Canada’s GMTA, including the “under-taxed profits rule” (UTPR). The U.S. government views the UTPR as an unfair foreign tax and could reinstate proposals for retaliatory tax measures against countries that adopt the UTPR without providing an exception in respect of U.S. persons. We continue to monitor for legislative changes that may impact CIBC and its global operations. See the “Financial performance overview – Taxes” section for further details.
Corporate transactions
CIBC seeks out acquisition and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with such corporate transactions are subject to various factors such as receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.
Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.
Regulatory developments
See the “Taxes”, “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 30 to the consolidated financial statements for additional information on accounting developments.

CIBC 2025 ANNUAL REPORT	52

Management’s discussion and analysis

Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and average allocated common equity as at October 31, 2025:

CIBC

SBUs	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other
Business activities	• Deposits • Residential mortgages • Personal loans • Credit cards • Business lending • Insurance	• Commercial banking • Full-service brokerage • Asset management • Private wealth management	• Commercial banking • Asset management • Private wealth management • Personal and small business banking	• Corporate banking • Global markets • Investment banking	• International banking • Investment portfolios • Joint ventures • Functional and support groups (see page 29)
Balance sheet (1)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Average assets	339,909	103,855	64,415	378,541	217,565
Average deposits	248,466	116,283	58,978	103,552	269,836
RWA	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Credit risk	80,579	67,351	54,474 (2)	72,530 (3)	19,914 (4)
Market risk	–	–	1	11,896	346
Operational risk	20,457	8,286	3,043	6,369	12,557
Average allocated common equity (5)	(%)	(%)	(%)	(%)	(%)
Proportion of total CIBC	22	18	19	19	22
Comprising:					
Credit risk	76	79	58	78	61
Market risk	–	–	–	12	2
Operational risk	19	10	3	7	19
Other (6)	5	11	39	3	18

Risk profile

We are exposed to credit, market, liquidity, operational, and other risks, which primarily include strategic, insurance, technology, third-party, fraud, data, AML/ATF, conduct and culture, information and cyber security, reputation and legal, regulatory compliance, and environmental and social risks.

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Includes CCR and CVA of $13 million, which comprises derivatives and repo-style transactions.
(3)	Includes CCR and CVA of $15,501 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR and CVA of $637 million, which comprises derivatives and repo-style transactions.
(5)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(6)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

53	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our over-the-counter
(OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Governance and management
Credit risk is managed through the three lines of defence model. The first line of defence consists of the frontline businesses and governance groups that assess and manage the risks associated with their activities. They own the risks and the controls that mitigate the risks.
The second line of defence is Risk Management, which provides an independent risk perspective, strategic direction and leadership to ensure alignment of practices with CIBC’s risk appetite. This includes being responsible for certain credit decisions and oversight of credit risks associated with CIBC’s personal, small business, commercial, corporate and wealth management activities.
Internal audit is the third line of defence, providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including compliance with limits, portfolio trends, and credit loss provisioning levels. Senior management also reports to the RMC on material credit transactions and impaired loans. Provision for (reversal of) credit losses is reviewed by the RMC and the Audit Committee quarterly.
Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC’s credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:
Capital Markets Risk Management:
This group is responsible for independent oversight of the measurement, monitoring and control of traded and non-traded
market risk, liquidity risk and trading credit risk (including CVA risk), including adjudication of trading credit facilities for banks, non-bank
financial entities, prime brokerage clients and central clearing counterparties. In addition, CMRM is responsible for the risk management of sovereign and country risk, securitizations and the oversight of the Global Collateral Finance framework covering repos and securities lending.
Global Credit Risk Management:
This group is responsible for the adjudication and oversight of credit risks associated with our commercial, corporate, small business and wealth management credit portfolios, management of the risks in our investment portfolios, as well as management of special loan portfolios.
Global Operational and Enterprise Risk Management:
This group includes the following teams:
•
Model Validation is responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.

•
Model Quantification is responsible for the design, development and continuous improvement to risk rating methodologies and credit models that support credit adjudication and ECL, across corporate commercial, personal and business lending segments.

•	Enterprise Risk Management is responsible for enterprise-wide reporting and analysis, including enterprise-wide stress testing, ECL, risk data systems and economic capital.
•	Risk Regulatory Initiatives is responsible for oversight, governance and delivery of regulatory and strategic initiatives and large enterprise-wide regulatory initiatives.
•	Environmental Risk Management is responsible for developing the environmental strategy, setting environmental performance standards and targets, and reporting on performance for material indicators.
Risk Analytics and Credit Decisioning:
This group manages credit risk in personal products offered through the various distribution channels (e.g., residential mortgages, credit cards, personal loans/lines of credit and indirect auto lending) and performs analytics to optimize retail credit performance, along with collections and AML outcomes.
U.S. Risk Management:
This group carries out the mandate of CIBC Risk Management at a regional level and provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.
Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies
To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.
The credit risk management policy supplements CIBC’s risk management framework and risk appetite framework, and together with CIBC’s portfolio concentration limits for credit exposures, CIBC’s common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.
Credit risk limits
The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board’s Investment and Lending Authority Resolution sets thresholds above which credit exposures require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credit exposures of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the U.S.

CIBC 2025 ANNUAL REPORT	54

Management’s discussion and an alysis

Credit concentration limits
At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.
Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits applied to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.
Credit risk mitigation
We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.
In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.
We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 12 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.
ISDA Master Agreements and similar master and collateral agreements, such as the Global Master Repurchase Agreement and Global Master Securities Lending Agreement, facilitate cross transaction payments, prescribe close-out
netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction-specific
terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close-out
are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.
CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate CCR by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements that operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation
and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.
Consistent with global initiatives to improve resilience in the financial system, we clear derivatives through CCPs where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.
Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. So lu
tions may be temporary in nature or may involve other special management options.

Process and control
The credit approval process is managed by Risk Management and Retail Operations, with all significant credit requests submitted subject to adjudication independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be escalated to senior management, the CRO, or to the RMC for approval.
After initial approval, individual credit exposures continue to be monitored. A formal risk assessment is completed at least annually for all risk-rated accounts, including review of assigned ratings. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day
management of high-risk loans to maximize recoveries.

55	CIBC 2025 ANNUAL REPORT

Management’s discussion and an alys is

Risk measurement
Exposures subject to IRB approaches
Under the IRB approaches, we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the IRB approaches, credit risk is measured using the following three key risk parameters
(1)
:
•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount that will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
Exposures under the IRB approaches can be further differentiated into two categories, AIRB and FIRB. For portfolios subject to the AIRB approach, PD, LGD and EAD are internal estimates. Certain portfolios are prescribed to use the FIRB approach, where LGD and EAD are regulatory defined parameters. Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the IRB approach are subject to CIBC’s model risk management process.

(1)	These parameters differ from those used in the calculation of ECL under IFRS 9. See the “Accounting and control matters” section for further details.
Business and government portfolios (excluding scored small business) – risk-rating method
The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating or LGD rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.
The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.
CIBC employs a
20-point
master internal obligor default rating scale that broadly maps to external agencies’ ratings as presented in the table below.

	CIBC	S&P	Moody’s
Grade	rating	equivalent	equivalent
Investment grade	00–47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51–67	BB+ to B-	Ba1 to B3
Watch list	70–80	CCC+ to C	Caa1 to Ca
Default	90	D	C
We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.
Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.
Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment
grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.
In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run
average
one-year
default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run
average PD estimates. Estimates drawn from third-party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.
Each facility is assigned an LGD rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors subject to the AIRB approach, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically one to two years for most corporate obligors, and one to four years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts. For obligors subjected to the FIRB approach, LGD is a regulatory prescribed calculation.
EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure. For obligors subject to the AIRB approach, internal EAD estimates are driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors. For obligors subjected to the FIRB approach, EAD is a regulatory prescribed calculation.
Appropriate adjustments are made to internal PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).
Regulatory capital slotting approach is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential
mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value
(LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

CIBC 2025 ANNUAL REPORT	56

Management’s discussion and analysis

Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential
assets, unsecured loans, and scored small business loans).
We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.
Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01%–0.20%
Very low	0.21%–0.50%
Low	0.51%–2.00%
Medium	2.01%–10.00%
High	10.01%–99.99%
Default	100%
For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogeneous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.
Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, transactor/revolver, outstanding balance, or authorized limit.
PD is estimated as the average default rate over an extended period based on internal historical data, generally for a
5-to-10-year
period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans. A higher regulatory floor is applied to qualifying revolving transactors.
LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages. Higher regulatory floors are applied to unsecured accounts.
EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance. A regulatory floor is applied to the percentage of the undrawn exposure that is included in EAD.
We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.
Back-testing
We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.
Stress testing
As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and the Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

57	CIBC 2025 ANNUAL REPORT

Management’s discussion and an aly sis

Exposure to credit risk
The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of EAD, which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation for IRB approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.
Non-trading
equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at October 31			2025			2024
	IRB approach	Standardized approach	Total	IRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$206,412	$7,218	$213,630	$186,995	$6,717	$193,712
Undrawn commitments	58,702	969	59,671	54,122	1,005	55,127
Repo-style transactions	335,746	–	335,746	308,047	1	308,048
Other off-balance sheet	14,659	381	15,040	13,307	331	13,638
OTC derivatives	13,581	136	13,717	10,970	126	11,096
	629,100	8,704	637,804	573,441	8,180	581,621
Sovereign
Drawn	188,329	8,728	197,057	187,765	7,802	195,567
Undrawn commitments	8,386	297	8,683	8,101	178	8,279
Repo-style transactions	55,556	–	55,556	54,661	–	54,661
Other off-balance sheet	1,906	143	2,049	1,595	156	1,751
OTC derivatives	2,416	–	2,416	2,545	–	2,545
	256,593	9,168	265,761	254,667	8,136	262,803
Banks
Drawn	11,664	1,066	12,730	12,076	1,298	13,374
Undrawn commitments	841	–	841	555	–	555
Repo-style transactions	71,881	–	71,881	45,493	–	45,493
Other off-balance sheet	3,529	–	3,529	2,176	–	2,176
OTC derivatives	6,817	–	6,817	5,291	–	5,291
	94,732	1,066	95,798	65,591	1,298	66,889
Gross business and government portfolios	980,425	18,938	999,363	893,699	17,614	911,313
Less: collateral held for repo-style transactions	437,601	–	437,601	388,767	–	388,767
Net business and government portfolios	542,824	18,938	561,762	504,932	17,614	522,546
Retail portfolios
Real estate secured personal lending
Drawn	295,526	3,087	298,613	290,545	3,028	293,573
Undrawn commitments	37,986	–	37,986	36,393	2	36,395
	333,512	3,087	336,599	326,938	3,030	329,968
Qualifying revolving retail
Drawn	24,157	2,870	27,027	22,894	3,119	26,013
Undrawn commitments	70,592	4,226	74,818	63,866	3,979	67,845
Other off-balance sheet	451	120	571	411	114	525
	95,200	7,216	102,416	87,171	7,212	94,383
Other retail
Drawn	15,857	873	16,730	15,199	829	16,028
Undrawn commitments	3,767	–	3,767	3,430	1	3,431
Other off-balance sheet	7	–	7	6	–	6
	19,631	873	20,504	18,635	830	19,465
Small and medium enterprises (SME) retail
Drawn	2,887	–	2,887	3,183	–	3,183
Undrawn commitments	1,143	–	1,143	1,217	–	1,217
Other off-balance sheet	25	–	25	27	–	27
	4,055	–	4,055	4,427	–	4,427
Total retail portfolios	452,398	11,176	463,574	437,171	11,072	448,243
Securitization exposures (1)	40,180	30,105	70,285	30,901	21,251	52,152
Gross credit exposure (2)	1,473,003	60,219	1,533,222	1,361,771	49,937	1,411,708
Less: collateral held for repo-style transactions	437,601	–	437,601	388,767	–	388,767
Net credit exposure (2)	$1,035,402	$60,219	$1,095,621	$973,004	$49,937	$1,022,941

(1)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the SA or the IRB approach. The
SEC-ERBA,
which is inclusive of
SEC-IAA,
includes exposures that qualify for the IRB approach, as well as exposures under the SA.

(2)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial
institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%.
Non-trading
equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security.

CIBC 2025 ANNUAL REPORT	58

Management’s discussion and analysis

Exposures subject to the standardized approach
Exposures within CIBC Caribbean, Risk Rated Individuals, Sovereign Wealth funds, Acquired Canadian Costco credit card portfolios, and other small portfolios are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive IRB approach. A detailed breakdown of our net credit risk exposures under the standardized approach by risk-weight category is provided below.

$ millions, as at October 31	Risk-weight category							2025	2024
	0%	1–20%	21–50%	51–75%	76–100%	101–150%	>150%	Total	Total
Corporate	$–	$–	$–	$9	$8,396	$299	$–	$8,704	$8,179
Sovereign	7,248	598	308	–	959	56	–	9,169	8,137
Banks	–	945	39	–	30	52	–	1,066	1,298
Real estate secured personal lending	–	715	1,947	298	119	7	–	3,086	3,030
Other retail	–	4,143	–	3,933	12	1	–	8,089	8,042
Total	$7,248	$6,401	$2,294	$4,240	$9,516	$415	$–	$30,114	$28,686
We use credit ratings from S&P and Moody’s to calculate credit risk RWA for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P and Moody’s issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for securities issued by banks, and deposits with banks, and the S&P country credit rating for deposits with central banks. The RWA calculated using credit ratings from these agencies represents 1.61% of credit risk RWA under the standardized approach.

Trading credit exposures
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity, or as prescribed. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining,
and posting of collateral.
We are also exposed to
wrong-way
risk. Specific
wrong-way
risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way
risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way
risk with derivative counterparties is monitored by CMRM. Where we may be exposed to wrong-way
risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.
Our trading credit exposure also includes CVA risk. We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants. CVA exposure is identified and measured in trading systems and monitored and controlled in our risk systems, including setting limits on risk measures and sensitivities. The Trading Credit Risk Measurement Standards governs the eligibility of credit default swaps for the purposes of hedging both CVA and counterparty credit risk. CVA risk can also be hedged using derivatives of the underlying credit exposures risk factor (e.g. foreign exchange options), and all CVA hedges are monitored for effectiveness on a regular basis, utilizing scenario and profit and loss analysis.
Senior management in CMRM reviews CVA exposures including the capital consumed from the underlying CVA exposures and its hedges on a regular basis. Senior management also approves CVA capital as part of the overall control framework in place, along with the approval of limits on the CVA sensitivities. CVA risk is evaluated independently from the trading desks utilizing market data and parameters that are reviewed and controlled by Risk Management.
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.
Geographic distribution
(1)(2)
The following table provides a geographic distribution of our business and government exposures under the IRB approach, net of collateral held for repo-style transactions.

$ millions, as at October 31, 2025	Canada	U.S.	Europe	Other	Total
Drawn	$190,240	$180,725	$21,839	$13,601	$406,405
Undrawn commitments	36,642	23,140	5,683	2,464	67,929
Repo-style transactions	6,161	9,069	4,935	5,417	25,582
Other off-balance sheet	9,876	7,663	1,545	1,010	20,094
OTC derivatives	13,406	4,620	2,808	1,980	22,814
Total	$256,325	$225,217	$36,810	$24,472	$542,824
October 31, 2024	$237,346	$216,408	$27,539	$23,639	$504,932

(1)	Excludes securitization exposures, and exposures under the SA. Substantially all of our retail exposures under the AIRB approach are based in Canada.
(2)	Classification by country is primarily based on domicile of debtor or customer.

59	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Business and government exposure by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the IRB approach, net of collateral held for repo-style transactions.

		Undrawn	Repo-style	Other off-	OTC	2025	2024
$ millions, as at October 31	Drawn	commitments	transactions	balance sheet	derivatives	Total	Total
Commercial mortgages	$9,074	$17	$–	$–	$–	$9,091	$7,832
Financial institutions	103,109	13,497	24,028	6,875	13,079	160,588	142,612
Retail and wholesale	13,500	4,411	–	542	354	18,807	17,844
Business services	14,084	4,079	57	1,126	351	19,697	19,299
Manufacturing – capital goods	6,558	2,963	–	494	303	10,318	8,858
Manufacturing – consumer goods	7,184	2,074	–	234	175	9,667	9,281
Real estate and construction	55,825	10,053	–	2,333	627	68,838	65,926
Agriculture	8,938	1,489	–	74	130	10,631	9,934
Oil and gas	2,420	3,580	–	480	1,160	7,640	6,822
Mining	2,059	1,360	–	798	1,375	5,592	4,901
Forest products	722	553	–	169	32	1,476	1,114
Hardware and software	6,050	2,644	114	162	349	9,319	7,382
Telecommunications and cable	3,694	746	–	258	437	5,135	3,896
Publishing, printing and broadcasting	492	118	–	11	19	640	859
Transportation	7,470	3,764	–	498	521	12,253	11,664
Utilities	17,524	9,250	–	5,238	1,643	33,655	30,628
Education, health and social services	10,540	1,827	3	281	153	12,804	12,535
Governments	137,162	5,504	1,380	521	2,106	146,673	143,545
Total	$406,405	$67,929	$25,582	$20,094	$22,814	$542,824	$504,932

Credit quality of p
ortf
olios
Credit quality of the retail portfolios
The following table presents the credit quality of our retail portfolios under the IRB approach.

$ millions, as at October 31					2025	2024
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	SME retail	Total	Total
Exceptionally low	$208,494	$57,310	$3,603	$395	$269,802	$264,361
Very low	73,973	11,977	3,832	869	90,651	83,228
Low	32,030	15,414	7,201	1,548	56,193	55,896
Medium	16,695	7,840	3,570	990	29,095	28,540
High	1,286	2,589	1,332	189	5,396	4,189
Default	1,034	70	93	64	1,261	957
Total	$333,512	$95,200	$19,631	$4,055	$452,398	$437,171
Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
Under the
Bank Act
(Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the
Protection of Residential Mortgage or Hypothecary Insurance Act
(PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).

CIBC 2025 ANNUAL REPORT	60

Management’s discussion and analysis

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1) (2)				HELOC (3)		Total
$ billions, as at October 31, 2025	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (4)	$16.2	10%	$138.4	90%	$11.3	100%	$16.2	10%	$149.7	90%
British Columbia and territories (5)	5.0	10	46.1	90	4.1	100	5.0	9	50.2	91
Alberta	8.6	33	17.2	67	1.8	100	8.6	31	19.0	69
Quebec	4.9	19	20.7	81	1.3	100	4.9	18	22.0	82
Central prairie provinces	2.3	35	4.3	65	0.5	100	2.3	32	4.8	68
Atlantic provinces	2.3	26	6.5	74	0.7	100	2.3	24	7.2	76
Canadian portfolio (6)(7)	39.3	14	233.2	86	19.7	100	39.3	13	252.9	87
U.S. portfolio (6)	–	–	2.8	100	0.1	100	–	–	2.9	100
Other international portfolio (6)	–	–	3.4	100	–	–	–	–	3.4	100
Total portfolio	$39.3	14%	$239.4	86%	$19.8	100%	$39.3	13%	$259.2	87%
October 31, 2024	$42.3	15%	$231.4	85%	$19.6	100%	$42.3	14%	$251.0	86%

(1)	Balances reflect principal values.
(2)	As at October 31, 2025, our Canadian condominium mortgages were $44.2 billion (2024: $42.0 billion), of which 15% (2024: 16%) were insured.
(3)	We did not have any insured HELOCs as at October 31, 2025 and 2024.
(4)
Includes $7.0 billion (2024: $7.6 billion) of insured residential mortgages, $85.6 billion (2024: $83.2 billion) of uninsured residential mortgages, and $6.7 billion (2024: $6.5 billion) of HELOCs in the Greater Toronto Area (GTA).

(5)
Includes $2.2 billion (2024: $2.4 billion) of insured residential mortgages, $31.3 billion (2024: $30.9 billion) of uninsured residential mortgages, and $2.6 billion (2024: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(6)	Geographic location is based on the address of the property.
(7)	51% (2024: 55%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by Morningstar DBRS.
The average LTV ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the year are provided in the following table:

For the year ended October 31		2025		2024
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	66%	67%	66%	66%
British Columbia and territories (3)	63	65	63	63
Alberta	69	72	71	71
Quebec	68	70	68	70
Central prairie provinces	69	73	70	73
Atlantic provinces	66	68	66	68
Canadian portfolio (4)	66	68	66	66
U.S. portfolio (4)	64	53	66	n/m
Other international portfolio (4)	68%	n/m	72%	n/m

(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 66% (2024: 67%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 63% (2024: 62%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2025 (1)(2)	59%	55%
October 31, 2024 (1)(2)	54%	52%

(1)
LTV ratios for residential mortgages are calculated based on weighted averages. The house price estimates for October 31, 2025 and 2024 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2025 and 2024, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 58% (2024: 53%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 49% (2024: 45%).
The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.

Contractual payment basis
	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
October 31, 2025	–%	1%	2%	13%	41%	43%	–%	–%
October 31, 2024	–%	–%	2%	12%	45%	41%	–%	–%
U.S. portfolio
October 31, 2025	–%	–%	–%	3%	29%	68%	–%	–%
October 31, 2024	–%	–%	–%	2%	15%	83%	–%	–%
Other international portfolio
October 31, 2025	9%	12%	21%	21%	22%	14%	1%	–%
October 31, 2024	7%	12%	20%	21%	23%	16%	1%	–%

61	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Current customer payment basis
	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
October 31, 2025	1%	3%	10%	20%	32%	27%	2%	5%
October 31, 2024	1%	3%	7%	17%	32%	26%	3%	11%
U.S. portfolio
October 31, 2025	1%	3%	8%	9%	25%	54%	–%	–%
October 31, 2024	1%	3%	7%	9%	14%	66%	–%	–%
Other international portfolio
October 31, 2025	9%	13%	20%	21%	22%	14%	1%	–%
October 31, 2024	7%	12%	20%	21%	23%	16%	1%	–%

(1)
Includes variable rate mortgages of $12.8 billion (2024: $28.9 billion), of which nil (2024: $17.6 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at October 31, 2025 and October 31, 2024, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by variable rate mortgages with elevated levels of interest rates relative to the rates at the time of origination. The elevated levels of interest rates had no impact on the remaining amortization period for fixed rate mortgages, which are assumed to be renewed at the same or a shorter amortization period.
We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position would be sufficient to absorb mortgage and HELOC losses.
Credit quality performance
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the year ended October 31			2025			2024
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of year	$1,628	$1,286	$2,914	$1,956	$1,034	$2,990
Classified as impaired during the year	2,050	3,328	5,378	1,848	2,775	4,623
Transferred to performing during the year	(172)	(506)	(678)	(162)	(475)	(637)
Net repayments (1)	(1,067)	(1,037)	(2,104)	(1,139)	(747)	(1,886)
Amounts written off	(409)	(1,467)	(1,876)	(874)	(1,302)	(2,176)
Foreign exchange and other	1	1	2	(1)	1	–
Balance at end of year	$2,031	$1,605	$3,636	$1,628	$1,286	$2,914
Allowance for credit losses – impaired loans	$491	$491	$982	$392	$424	$816
Net impaired loans (2)
Balance at beginning of year	$1,236	$862	$2,098	$1,289	$629	$1,918
Net change in gross impaired	403	319	722	(328)	252	(76)
Net change in allowance	(99)	(67)	(166)	275	(19)	256
Balance at end of year	$1,540	$1,114	$2,654	$1,236	$862	$2,098
Net impaired loans as a percentage of net loans and acceptances			0.45%			0.38%

(1)	Includes disposal of loans.
(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at October 31, 2025, gross impaired loans were $3,636 million, up $722 million from the prior year, primarily due to increases in the telecommunications and cable, capital goods manufacturing, and business services sectors, as well as the Canadian residential mortgages portfolio, partially offset by decreases in the education, health and social services, and agriculture sectors.
53% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the real estate and construction, business services, and retail and wholesale sectors accounted for the majority.
26% of gross impaired loans related to the U.S., of which the real estate and construction, capital goods manufacturing, financial institutions, retail and wholesale, and hardware and software sectors accounted for the majority.
The remaining gross impaired loans related to CIBC Caribbean and Europe, of which the telecommunications and cable sector, residential mortgages and personal lending portfolios, as well as the business services, and real estate and construction sectors accounted for the majority.
See the “Supplementary annual financial information” section for additional details on the geographic distribution and industry classification of impaired loans.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $982 million, up $166 million from the prior year, primarily due to increases in the telecommunications and cable sector, as well as the Canadian residential mortgages portfolio, partially offset by a decrease in the real estate and construction sector.

CIBC 2025 ANNUAL REPORT	62

Management’s discussion and a naly sis

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at October 31	31 to 90 days	Over 90 days	2025 Total	2024 Total
Residential mortgages	$1,239	$–	$1,239	$1,216
Personal	251	–	251	261
Credit card	259	181	440	392
Business and government	327	–	327	226
Total	$2,076	$181	$2,257	$2,095
During the year, gross interest income that would have been recorded if impaired loans were treated as current was $218 million (2024: $189 million), of which $110 million (2024: $89 million) was in Canada and $108 million (2024: $100 million) was outside Canada. During the year, interest recognized on impaired loans was $138 million (2024: $121 million), and interest recognized on loans before being classified as impaired was $110 million (2024: $126 million), of which $71 million (2024: $77 million) was in Cana da
and $39 million (2024: $49 million) was outside Canada.
Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at October 31, 2025	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$11,560	$1,011	$2,610	$15,181	$10,298	$1,297	$11,595	$390	$57	$595	$1,042	$27,818
Europe excluding U.K. (2)	10,197	2,632	9,449	22,278	7,845	2,789	10,634	453	91	1,562	2,106	35,018
Caribbean	5,676	2,382	5,169	13,227	2,420	3,623	6,043	51	–	249	300	19,570
Latin America (3)	649	22	30	701	598	1	599	3	61	–	64	1,364
Asia	2,834	1,668	1,826	6,328	421	757	1,178	–	441	1,684	2,125	9,631
Oceania (4)	6,083	1,235	930	8,248	3,915	242	4,157	33	1	45	79	12,484
Other	189	–	27	216	509	1	510	–	–	4	4	730
Total (5)	$37,188	$8,950	$20,041	$66,179	$26,006	$8,710	$34,716	$930	$651	$4,139	$5,720	$106,615
October 31, 2024	$32,732	$10,255	$14,484	$57,471	$20,602	$6,625	$27,227	$891	$911	$2,607	$4,409	$89,107

(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $8.7 billion (2024: $8.3 billion), collateral on repo-style transactions was $160.3 billion (2024: $112.0 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $6,588 million (2024: $6,419 million) to supranationals (a multinational organization or a political union comprising member nation-states).

63	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Settlement risk
Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.
Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.
Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved
settlement risk limits or payment-versus-payment arrangements.
Securitization activities
We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.
We securitize assets that we originate, from time to time, for balance sheet management purposes including as a way to support our funding programs as well as to transfer our credit risk. This can be done through traditional securitization where CIBC sells bank-originated assets to special purpose entities and retains the first loss exposures with the remaining credit risk transferred to external investors, or through synthetic securitizations where the underlying assets are not transferred to a special purpose entity. In both instances, if a sufficient level of risk has been transferred to third parties in accordance with OSFI’s CAR Guideline and internal standards, we would capitalize the retained part of the exposures, if any, using the securitization framework of OSFI’s CAR Guideline.
Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (including both consolidated and non-consolidated
SEs; see the
“Off-balance
sheet arrangements” section and Note 6 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored structured entity. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For the transactions where we retain credit risk on the exposures that we hold, we earn interest income on these holdings. For the transactions in the non-consolidated
ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.
We are also involved in the trading of asset-backed securities (ABS) and ABCP to earn income in our role as underwriter and market maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.
Capital requirements for exposures arising from securitization activities are determined using one of the following approaches:
SEC-IRBA,
SEC-ERBA,
SEC-IAA,
or
SEC-SA.
The
SEC-IAA
process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller’s risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal cash flow stress testing models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (Morningstar DBRS, Fitch, Moody’s and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings.
SEC-IAA
applies to various consumer and corporate/commercial asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages and residential rental equipment.
Internal risk ratings determined for securitization exposures are also used in the estimation of ECL as required under IFRS 9, determining economic capital, and for setting risk limits.

CIBC 2025 ANNUAL REPORT	64

Management’s discussion and analysis

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
portfolio consists of positions in various currencies that are related to ALM and investment activities.
Governance and management
Market risk is managed through the three lines of defence model. The first line of defence comprises frontline businesses and governance groups that are responsible for managing the market risk associated with their activities.
The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.
To ensure that our market risk exposure stays within our risk appetite, we use cash and derivative instruments transactions to hedge our market risk. In certain situations, we may hedge interest rates, credit spread, equity, foreign exchange and commodity risks in non-trading
books with trading desks using Internal Risk Transfers (IRT). These IRTs are conducted directly between the non-trading
and trading portfolio via IRT desks that have been approved by OSFI. Senior management governs these transactions to ensure they comply with OSFI’s CAR Guidelines on an ongoing basis, with the majority of IRTs being interest rate swaps.
Position and portfolio management is also subject to inventory monitoring via regular reporting and analysis, identifying where portfolios are not turning over on a regular basis, which includes stale positions.

Policies
We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading portfolio, and the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model
methodologies. Under the Basel III reforms for market risk, commonly known as the FRTB, we have our Risk Trading Book / Banking Book Boundary Procedures and Internal Risk Transfer Trading Procedures, which govern the classification of trading activity and set restrictions on trades crossing the trading book banking book boundary. There are currently no deviations from the presumptive list of instrument classifications, and over the past year, there have been no trading desks that have crossed the boundary.
Trading desk strategies, including hedging strategies, are part of the trading desks operating model and included in each desk’s policies and procedures. The use of VaR, stress testing, and profit and loss monitoring also help identify and monitor the effectiveness of their trading strategies, including hedging performance, and fall under the Trading Credit Risk and Market Risk Management Policies and their supporting standards.
Market risk limits
We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading
activities, as follows:
•	Board limits control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level; and
•	Tier 3 limits control market risk at the sub-business unit or desk level.
Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk assumed.
Process and control
Market risk exposures are monitored daily against approved risk limits, and processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports including intraday limit monitoring for active trading desks, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.
Risk measurement
We use the following measures for market risk:
•
VaR enables the meaningful estimation of potential for losses in different businesses and asset classes. VaR is determined by the coherent modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, and commodity, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
•
Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.

•	Equity risk measures the impact of changes in equity prices and volatilities.
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
•
Diversification effect reflects the risk reduction achieved across various financial instrument types, asset class, currencies, and regions. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

65	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

•
Price, rate and volatility sensitivities measure the change in value of a portfolio in response to a small change in a given underlying market factor, so that component risks may be examined in isolation, and the portfolio rebalanced or hedged accordingly to achieve a desired exposure.

•
Stressed VaR enables the meaningful estimation of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a
10-day
horizon from a stressful historical period are applied to current positions to determine stressed VaR.

•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
•	Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.
•
Market risk capital is calculated under the standardized approach, including a default risk charge and the residual risk add-on,
which is a charge for risk factors not captured well under the sensitivities based method.

The following table provides balances on the consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2025					2024
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$12,379	$–		$3,138	$9,241	$8,565	$–		$3,328	$5,237	Foreign exchange
Interest-bearing deposits with banks	31,624	–		31,624	–	39,499	–		39,499	–	Interest rate
Securities	283,235	123,157		160,078	–	254,345	100,969		153,376	–	Interest rate, equity
Cash collateral on securities borrowed	21,697	–		21,697	–	17,028	–		17,028	–	Interest rate
Securities purchased under resale agreements	86,695	17,651		69,044	–	83,721	24,977		58,744	–	Interest rate
Loans
Residential mortgages	287,033	–		287,033	–	280,672	–		280,672	–	Interest rate
Personal	47,866	–		47,866	–	46,681	–		46,681	–	Interest rate
Credit card	21,581	–		21,581	–	20,551	–		20,551	–	Interest rate
Business and government (1)	237,416	443		236,973	–	214,305	101		214,204	–	Interest rate
Allowance for credit losses	(4,392)	–		(4,392)	–	(3,917)	–		(3,917)	–	Interest rate
Derivative instruments	38,352	34,030		4,322	–	36,435	33,482		2,953	–	Interest rate,
											foreign exchange
Other assets	53,452	7,684		27,556	18,212	44,100	3,132		26,055	14,913	Interest rate, equity,
											foreign exchange
Total assets	$1,116,938	$182,965		$906,520	$27,453	$1,041,985	$162,661		$859,174	$20,150
Deposits	$808,124	$30,543	(2)	$710,110	$67,471	$764,857	$28,041	(2)	$673,215	$63,601	Interest rate
Obligations related to securities sold short	24,244	24,101		143	–	21,642	21,425		217	–	Interest rate
Cash collateral on securities lent	6,031	–		6,031	–	7,997	–		7,997	–	Interest rate
Obligations related to securities sold under repurchase agreements	130,042	–		130,042	–	110,153	–		110,153	–	Interest rate
Derivative instruments	41,411	40,236		1,175	–	40,654	39,115		1,539	–	Interest rate,
											foreign exchange
Other liabilities (1)	34,854	4,032		16,854	13,968	30,210	3,261		13,808	13,141	Interest rate
Subordinated indebtedness	7,819	–		7,819	–	7,465	–		7,465	–	Interest rate
Total liabilities	$1,052,525	$98,912		$872,174	$81,439	$982,978	$91,842		$814,394	$76,742

(1)
Includes customers’ liability under acceptances of $10 million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.

(2)	Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books.

Trading a
ctiv
ities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-risk
Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR and other risk measures.
Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:
•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
•
The use of a
one-day
holding period assumes that all positions can be liquidated, or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day
period may be insufficient to liquidate or hedge all positions fully.

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

CIBC 2025 ANNUAL REPORT	66

Management’s discussion and analysis

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, Pound sterling, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

$ millions, as at or for the year ended October 31				2025				2024
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$14.2	$4.1	$11.8	$7.9	$18.7	$4.6	$6.3	$9.2
Credit spread risk	2.9	1.0	1.5	1.7	3.8	1.6	1.9	2.4
Equity risk	15.9	5.0	5.0	9.2	8.4	4.5	6.9	6.0
Foreign exchange risk	3.6	0.5	0.7	1.1	7.3	0.5	0.6	1.3
Commodity risk	9.0	1.1	2.5	3.3	5.2	1.2	1.2	2.8
Diversification effect (1)	n/m	n/m	(12.2)	(11.8)	n/m	n/m	(9.4)	(10.7)
Total VaR (one-day measure)	$16.1	$6.6	$9.3	$11.4	$18.8	$5.8	$7.5	$11.0

(1)	Total VaR is less than the sum of the VaR of the different market risk types resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the year ended October 31, 2025 was up $0.4 million from the prior year, driven primarily by changes in the equity derivatives portfolios.

Back-testing
To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level as well as business lines and individual portfolios.
Static profit and loss in excess of the
one-day
VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.
Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.
During the year, there were two negative back-testing breaches of the total VaR measure at the consolidated CIBC level, occurring on May 12 and May 16. These breaches were primarily driven by heightened volatility in the equity and foreign exchange markets following the U.S.-China trade uncertainty.
Trading revenue
Trading revenue comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions. See the “Financial performance overview” section for details.
During the year, trading revenue was positive for 100% of the days, with the largest gain of $31.5 million occurring on January 2, 2025, arising from our fixed income and equity derivatives trading desks. Average daily trading revenue was $10.8 million during the year, compared to $8.6 million during the previous year, primarily due to higher trading revenue in Capital markets. Average daily trading revenue is calculated as the total trading revenue divided by the number of business days in the year.
Frequency distribution of daily 2025 trading revenue
The histogram below presents the frequency distribution of daily trading revenue for 2025.

67	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Trading revenue versus VaR
The trading revenue versus VaR graph below shows the current year’s daily trading revenue against the close of business day VaR measures.

Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight into possible outcomes of abnormal market conditions, and to highlight possible concentration of risk within our portfolio.
We measure portfolio valuations under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over varying time horizons. Furthermore, in most cases, the scenarios do not consider risk-mitigating actions to better reflect the reduced market liquidity that typically accompanies such events.
Scenarios are developed by utilizing historical market data sourced from periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as hypothesized by economists, business leaders, and risk managers.
Our hypothetical scenarios encompass potential market crises across geographies and are informed from current themes in geopolitics, central bank action and various other macro themes.
Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.
Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The Board has oversight of the management of SIRR, approves the risk appetite and the associated SIRR risk limits. GALCO and its subcommittee, the Asset Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.
In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day
management of this risk. The ALM group within Treasury is responsible for the ongoing modelling of structural market risk across the enterprise, with independent oversight and compliance with SIRR policy provided by Risk Management.
ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on current net revenue. To monitor and control SIRR, two primary metrics, net interest income (NII) risk and economic value of equity (EVE) risk, are assessed, in addition to stress testing, gap analysis and other market risk metrics. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected
12-month
pre-tax
net interest income of the bank’s portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero. The EVE sensitivity is a measure of the impact of potential changes in interest rates on the market value of the bank’s assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected
12-month
NII and the EVE for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.

CIBC 2025 ANNUAL REPORT	68

Management’s discussion and analysis

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at October 31		2025			2024
	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$137	$26	$163	$159	$45	$204
Increase (decrease) in EVE	(1,168)	(510)	(1,678)	(956)	(400)	(1,356)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(220)	(29)	(249)	(193)	(49)	(242)
Increase (decrease) in EVE	1,025	500	1,525	829	408	1,237

(1)	Includes CAD and other currency exposures.
Foreign exchange risk
Structural foreign exchange risk primarily consists of the risk inherent in: (a) net investments in foreign operations (NIFO) due to changes in foreign exchange rates; and (b) foreign currency denominated RWA and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is within an acceptable tolerance in accordance with the policy approved by the CRO, while giving consideration to the impact on earnings and shareholders’ equity. Structural foreign exchange risk is managed by Treasury under the guidance of GALCO with monitoring and oversight by Risk Management.
A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2025 by approximately $224 million (2024: $198 million) on an after-tax
basis.
Our
non-functional
currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Typically, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.
Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized through other comprehensive income (OCI). This accounting income volatility may not be representative of the overall economic risk.
Equity risk
Non-trading
equity risk arises primarily in our strategy and corporate development activities and strategic investments portfolio. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.
The following table provides the amortized cost and fair values of our non-trading
equities:

$ millions, as at October 31		Cost	Fair value
2025	Equity securities designated at FVOCI	$979	$1,020
	Equity-accounted investments in associates (1)	144	291
	Total	$1,123	$1,311
2024	Equity securities designated at FVOCI	$653	$672
	Equity-accounted investments in associates (1)	145	253
	Total	$798	$925

(1)	Excludes our equity-accounted joint ventures. See Note 24 to the consolidated financial statements for further details.
Pension risk
We sponsor defined benefit pension plans in a number of jurisdictions. As at October 31, 2025, our consolidated defined benefit pension plans were in a net asset position of $1,641 million, compared with $1,337 million as at October 31, 2024. The change in the net asset position of our pension plans is disclosed in Note 17 to the consolidated financial statements.
Our Canadian pension plans represent approximately 92% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 17 to the consolidated financial statements.
The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.
Within Treasury, the Pension Investment Management department is responsible for developing and implementing custom investment strategies to sustainably deliver pension benefits within manageable risk tolerances and capital impacts. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, and market (investment) risk.
A principal risk for the CIBC Pension Plan is interest rate risk, which it manages through its liability-driven investment strategy which includes a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.
The use of derivatives within the CIBC Pension Plan are permitted for risk management and rebalancing purposes, as well as the ability to enhance returns and are governed by the plan’s derivatives policy.

69	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The L
iqui
dity and
Non-Trading
Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The RMC provides governance through
bi-annual
review of CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Policies
Our liquidity risk management policy establishes requirements that enable us to meet anticipated liquidity needs in both normal and stressed conditions by maintaining a sufficient amount of available unencumbered liquid assets and diversified funding sources. Branches and subsidiaries possessing unique liquidity characteristics, due to distinct businesses or jurisdictional requirements, maintain local liquidity practices in alignment with CIBC’s liquidity risk management policy.
Our pledging policy sets out consolidated limits for the pledging of CIBC’s assets across a broad range of financial activities. These limits ensure unencumbered liquid assets are available for liquidity purposes.
We maintain a detailed global contingency funding plan that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility, articulates implementation, defines escalation procedures, and is aligned to CIBC’s risk appetite. In order to reflect CIBC’s organizational complexity, regional and subsidiary contingency funding plans are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.
Risk measurement
Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which combines contractual and behavioural cash flows to measure the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on-
and
off-balance
sheet exposures are measured and monitored on a regular basis to ensure compliance with established limits. These cash flows incorporate both contractual and behavioural on-
and
off-balance
sheet cash flows.
Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the internal liquidity stress tests and regulatory reporting such as the LCR, NSFR and net cumulative cash flow (NCCF). Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.
Risk appetite
CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of limits approved by Risk Management.
Stress testing
A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of changes to unsecured wholesale funding and deposit run-off,
contingent liquidity utilization, and liquid asset marketability.

CIBC 2025 ANNUAL REPORT	70

Management’s discussion and analysis

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at October 31		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2025	Cash and deposits with banks	$44,003	$–	$44,003	$285	$43,718
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	188,603	119,484	308,087	167,774	140,313
	Other debt securities	7,273	14,675	21,948	11,065	10,883
	Equities	72,778	44,189	116,967	76,927	40,040
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,690	4,053	35,743	23,275	12,468
	Other liquid assets (2)	20,834	4,616	25,450	10,708	14,742
	Total	$365,181	$187,017	$552,198	$290,034	$262,164
2024	Cash and deposits with banks	$48,064	$–	$48,064	$560	$47,504
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	178,324	108,499	286,823	146,992	139,831
	Other debt securities	6,093	11,328	17,421	3,696	13,725
	Equities	58,102	33,424	91,526	54,269	37,257
	Canadian government guaranteed National Housing Act mortgage-backed securities	35,155	2,038	37,193	20,263	16,930
	Other liquid assets (2)	16,021	2,849	18,870	8,971	9,899
	Total	$341,759	$158,138	$499,897	$234,751	$265,146

(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at October 31	2025	2024
CIBC (parent)	$171,850	$185,357
Domestic subsidiaries	16,327	7,882
Foreign subsidiaries	73,987	71,907
Total	$262,164	$265,146
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our encumbered liquid assets increased by $55.3 billion since October 31, 2024, primarily due to an increase in securities financing activities done to fund asset growth. Unencumbered liquid assets decreased by $3.0 billion since October 31, 2024, primarily due to a decrease in cash and fixed income securities held.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at October 31		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2025	Cash and deposits with banks	$–	$285	$43,718	$–	$44,003
	Securities (3)	259,632	6,842	205,978	–	472,452
	Loans, net of allowance for credit losses (4)	–	67,227	23,509	498,760	589,496
	Other assets	8,132	–	6,492	77,190	91,814
	Total	$267,764	$74,354	$279,697	$575,950	$1,197,765
2024	Cash and deposits with banks	$–	$560	$47,504	$–	$48,064
	Securities (3)	206,861	7,117	200,712	–	414,690
	Loans, net of allowance for credit losses (4)	–	57,998	26,919	473,369	558,286
	Other assets	7,067	–	4,195	69,279	80,541
	Total	$213,928	$65,675	$279,330	$542,648	$1,101,581

(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.

71	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.
We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high-quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered HQLA over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.
The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended October 31, 2025		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$200,399
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$231,029	18,010
3	Stable deposits	100,387	3,012
4	Less stable deposits	130,642	14,998
5	Unsecured wholesale funding, of which:	250,329	104,154
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	137,665	33,243
7	Non-operational deposits (all counterparties)	93,576	51,823
8	Unsecured debt	19,088	19,088
9	Secured wholesale funding	n/a	32,717
10	Additional requirements, of which:	197,190	41,544
11	Outflows related to derivative exposures and other collateral requirements	22,649	7,818
12	Outflows related to loss of funding on debt products	6,152	6,152
13	Credit and liquidity facilities	168,389	27,574
14	Other contractual funding obligations	4,776	4,290
15	Other contingent funding obligations	478,548	9,468
16	Total cash outflows	n/a	210,183
Cash inflows
17	Secured lending (e.g. reverse repos)	135,812	25,868
18	Inflows from fully performing exposures	18,765	9,436
19	Other cash inflows	22,920	22,920
20	Total cash inflows	$177,497	$58,224
			Total adjusted value
21	Total HQLA	n/a	$200,399
22	Total net cash outflows	n/a	$151,959
23	LCR	n/a	132%
$ millions, average of the three months ended July 31, 2025			Total adjusted value
24	Total HQLA	n/a	$200,482
25	Total net cash outflows	n/a	$157,823
26	LCR	n/a	127%

(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at October 31, 2025, increased to 132% from 127% in the prior quarter, due to a decrease in net cash outflows from lower non-operational deposits compared to the prior quarter.
Furthermore, we report the LCR to OSFI in multiple currencies, thus measuring the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

CIBC 2025 ANNUAL REPORT	72

Management’s discussion and analysis

Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).
The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.

73	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the annual consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at October 31, 2025		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$64,162	$–	$–	$7,325	$71,487
2	Regulatory capital	64,162	–	–	7,325	71,487
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	204,661	50,730	20,326	19,017	272,767
5	Stable deposits	90,721	21,222	9,885	9,864	125,601
6	Less stable deposits	113,940	29,508	10,441	9,153	147,166
7	Wholesale funding	208,085	197,976	68,183	118,862	271,617
8	Operational deposits	141,175	4,701	3	–	72,939
9	Other wholesale funding	66,910	193,275	68,180	118,862	198,678
10	Liabilities with matching interdependent assets	–	1,264	966	12,522	–
11	Other liabilities	–	95,424 (1)			11,789
12	NSFR derivative liabilities		9,790 (1)
13	All other liabilities and equity not included in the above categories	–	73,783	125	11,726	11,789
14	Total ASF					627,660
RSF item
15	Total NSFR HQLA					26,569
16	Deposits held at other financial institutions for operational purposes	–	3,123	–	106	1,667
17	Performing loans and securities	127,207	133,365	76,407	342,017	448,941
18	Performing loans to financial institutions secured by Level 1 HQLA	–	19,372	4,869	207	3,627
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	4,309	54,682	7,074	14,336	28,122
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	80,256	23,041	19,263	134,385	203,691
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,958	34,448	44,445	182,310	182,919
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,958	34,366	44,368	176,590	177,978
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	23,684	1,822	756	10,779	30,582
25	Assets with matching interdependent liabilities	–	1,264	966	12,522	–
26	Other assets	17,275	87,448 (1)			48,480
27	Physical traded commodities, including gold	6,492				5,518
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties		12,964 (1)			11,019
29	NSFR derivative assets		10,555 (1)			764
30	NSFR derivative liabilities before deduction of variation margin posted		27 (1)			1,067
31	All other assets not included in the above categories	10,783	54,376	193	9,333	30,112
32	Off-balance sheet items		505,253 (1)			17,483
33	Total RSF					$543,140
34	NSFR					116%
$ millions, as at July 31, 2025						Weighted value
35	Total ASF					$613,114
36	Total RSF					$532,026
37	NSFR					115%
$ millions, as at October 31, 2024						Weighted value
38	Total ASF					$579,137
39	Total RSF					$503,435
40	NSFR					115%

(1)	No assigned time period per disclosure template design.
Our NSFR as at October 31, 2025, increased to 116% from 115% in the prior quarter, and increased from 115% in 2024, mainly due to an increase in operational deposits and wholesale funding, which was partially offset by a corresponding increase in loans.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in conjunction with the SBUs and other functional groups.

CIBC 2025 ANNUAL REPORT	74

Management’s discussion and analysis

Funding
We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at October 31, 2025	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$2,605	$460	$617	$2,340	$6,022	$–	$–	$6,022
Certificates of deposit and commercial paper	14,076	10,783	20,043	30,253	75,155	1,296	–	76,451
Bearer deposit notes and bankers’ acceptances	331	871	4,351	1,284	6,837	–	–	6,837
Senior unsecured medium-term notes (2)	–	2,160	4,487	13,079	19,726	20,151	28,624	68,501
Senior unsecured structured notes	–	–	70	46	116	–	70	186
Covered bonds/asset-backed securities
Mortgage securitization (3)	–	750	200	951	1,901	2,153	11,198	15,252
Covered bonds	–	2,803	6,762	8,811	18,376	7,761	22,124	48,261
Cards securitization	–	117	–	1,359	1,476	–	989	2,465
Subordinated liabilities	–	–	–	–	–	–	7,819	7,819
Other (4)	–	–	–	–	–	–	8	8
Total	$17,012	$17,944	$36,530	$58,123	$129,609	$31,361	$70,832	$231,802
Of which:
Secured	$–	$3,670	$6,962	$11,121	$21,753	$9,914	$34,311	$65,978
Unsecured	17,012	14,274	29,568	47,002	107,856	21,447	36,521	165,824
Total	$17,012	$17,944	$36,530	$58,123	$129,609	$31,361	$70,832	$231,802
October 31, 2024	$25,956	$11,157	$43,907	$36,822	$117,842	$34,558	$62,917	$215,317

(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes $500 million (2024: $500 million) of HELOC securitization.
(4)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at October 31		2025		2024
CAD	$49.8	21%	$48.8	23%
USD	124.2	54	124.3	57
Other	57.8	25	42.2	20
Total	$231.8	100%	$215.3	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
Funding plan
Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions and business developments. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

75	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Our credit ratings are summarized in the following table:

As at October 31, 2025	Morningstar DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Senior debt (2)	AA	AA	Aa2	A+
Bail-in senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)(5)	BBB(H)	BBB+	Baa3	BBB-
Preferred shares – NVCC (4)(5)	Pfd-2	BBB+	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable

(1)
Morningstar DBRS Long-Term Issuer Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating.

(2)	Includes senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
(5)
Morningstar DBRS rating does not apply to limited recourse capital notes and associated preferred shares issued in USD. Fitch rating only applies to limited recourse capital notes and associated preferred shares issued in USD.

Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2025	2024
One-notch downgrade	$–	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.4	0.3
Contractual obligations
Contractual obligations give rise to com
mitm
ents of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at October 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$12,379	$–	$–	$–	$–	$–	$–	$–	$–	$12,379
Interest-bearing deposits with banks	31,624	–	–	–	–	–	–	–	–	31,624
Securities	15,132	7,574	6,635	6,602	6,755	34,882	73,820	55,038	76,797	283,235
Cash collateral on securities borrowed	21,697	–	–	–	–	–	–	–	–	21,697
Securities purchased under resale agreements	48,191	16,407	11,948	4,711	1,085	4,322	31	–	–	86,695
Loans
Residential mortgages	5,570	11,306	22,139	18,681	30,614	84,232	104,412	10,079	–	287,033
Personal	1,082	439	960	725	627	705	5,004	5,941	32,383	47,866
Credit card	453	906	1,360	1,360	1,360	5,438	10,704	–	–	21,581
Business and government (2)	5,092	9,057	13,280	17,994	13,736	55,665	87,796	22,994	11,802	237,416
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,392)	(4,392)
Derivative instruments	1,112	7,349	3,399	2,167	1,829	7,110	8,807	6,579	–	38,352
Other assets	–	–	–	–	–	–	–	–	53,452	53,452
Total assets	$142,332	$53,038	$59,721	$52,240	$56,006	$192,354	$290,574	$100,631	$170,042	$1,116,938
October 31, 2024 (2)	$130,008	$45,680	$57,993	$52,094	$61,184	$186,218	$260,975	$101,546	$146,287	$1,041,985
Liabilities
Deposits (3)	$43,722	$36,883	$61,945	$54,413	$47,718	$48,626	$70,730	$27,856	$416,231	$808,124
Obligations related to securities sold short	24,244	–	–	–	–	–	–	–	–	24,244
Cash collateral on securities lent	6,031	–	–	–	–	–	–	–	–	6,031
Obligations related to securities sold under repurchase agreements	91,742	32,572	1,060	734	934	–	3,000	–	–	130,042
Derivative instruments	2,924	7,635	4,157	3,136	2,333	6,625	4,787	9,814	–	41,411
Other liabilities (2)	21	43	66	70	69	270	633	808	32,874	34,854
Subordinated indebtedness	–	–	–	–	–	–	33	7,786	–	7,819
Equity	–	–	–	–	–	–	–	–	64,413	64,413
Total liabilities and equity	$168,684	$77,133	$67,228	$58,353	$51,054	$55,521	$79,183	$46,264	$513,518	$1,116,938
October 31, 2024 (2)	$188,502	$48,833	$75,616	$49,168	$46,158	$55,388	$73,705	$39,445	$465,170	$1,041,985

(1)	Cash includes interest-bearing demand deposits with the Bank of Canada.
(2)
Includes customers’ liability under acceptances of $
10
million (2024: $6 million) in business and government loans and acceptances of $10 million (2024: $6 million) in other liabilities. Prior year amounts have been revised to conform to the presentation adopted in 2025.

(3)
Comprises $258.1 billion (2024: $252.9 billion) of personal deposits; $523.3 billion (2024: $492.0 billion) of business and government deposits and secured borrowings; and $26.7 billion (2024: $20.0 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and reflect the impact of our regular business activities.

CIBC 2025 ANNUAL REPORT	76

Management’s discussion and analysis

Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2025	Less than 1 month		1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$2,457		$9,030	$5,805	$8,686	$7,594	$25,457	$92,976	$5,201	$263,236	$420,442
Standby and performance letters of credit	7,414		3,579	4,089	5,071	4,229	896	852	228	–	26,358
Backstop liquidity facilities	56		30,347	66	171	185	369	–	–	–	31,194
Documentary and commercial letters of credit	85		38	20	4	1	–	19	–	–	167
Other	2,667	(2)	–	–	–	–	–	–	–	55	2,722
Total	$12,679		$42,994	$9,980	$13,932	$12,009	$26,722	$93,847	$5,429	$263,291	$480,883
October 31, 2024	$18,455		$35,462	$8,910	$11,720	$12,084	$26,766	$77,636	$3,562	$245,816	$440,411

(1)	Includes $201.5 billion (2024: $189.6 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Includes forward-dated securities financing trades.
Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at October 31, 2025	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (1)	$149	$241	$270	$275	$232	$566	$741	$229	$2,703
Investment commitments	–	1	12	–	2	9	46	483	553
Future lease commitments (2)	1	4	6	6	7	35	93	421	573
Pension contributions (3)	15	30	45	45	45	–	–	–	180
Underwriting commitments	1,045	–	–	–	–	–	–	–	1,045
Total	$1,210	$276	$333	$326	$286	$610	$880	$1,133	$5,054
October 31, 2024 (2)	$607	$263	$292	$321	$279	$737	$850	$1,203	$4,552

(1)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)
Excludes lease obligations that are accounted for under IFRS 16, which are recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and are therefore subject to significant variability.

Other risks
Strategic risk
Strategic risk is the risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments. For additional details on corporate transactions, see the “Top and emerging risks” section.
Oversight of strategic risk is the responsibility of the Group ELT and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. As part of the annual planning process, Risk Management assesses the overall and business unit strategic plans to ensure alignment with our risk appetite. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
One of the tools for measuring, monitoring and controlling strategic risk is attribution of regulatory capital against this risk. Our regulatory capital models include a strategic risk component for those businesses utilizing capital to fund an acq uis
ition or a significant organic growth strategy.

Operational risk
Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk is inherent in all CIBC activities and transactions. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, or regulatory review and penalties. The Operational Risk Management and Operational Resilience Framework (the Framework) sets out the requirements and roles and responsibilities in managing operational risk at CIBC. CIBC’s Integrity and Security Framework is informed by regulatory expectations, including the OSFI Integrity and Security Guideline. Through well-defined principles, robust policies and controls, and continuous monitoring and oversight, we protect CIBC’s reputation, assets, and operations, fostering a resilient and ethical organization that aligns with our risk appetite and regulatory requirements.
Governance and Management
Operational risk is managed through the three lines of defence model and articulated in the Framework. A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management. All three lines of defence, including all team members are accountable for identifying, managing and mitigating operational risk within the approved Operational Risk Appetite. For further details, see the “Management of risk – Risk overview” section.
Global Operational Risk Management (GORM), as part of GOERM, is responsible for oversight of the enterprise-wide operational risk and control environment globally. To effectively discharge its mandate, GORM establishes frameworks, policies, related procedures and guidelines, and develops tools, systems and processes to enable effective identification, measurement, mitigation, monitoring and reporting of operational risks. GORM is also involved in determining the level of operational risk capital in compliance with OSFI’s guidelines. The standardized method requires both financial and operational loss data. The bank’s general ledger is used to capture the financial components (e.g., income, expenses and assets). A dedicated loss data

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application called the Operational Risk System is used to capture the
10-years
of operational losses used in the loss component of the calculation. From a governance perspective, the ORRCC, chaired by the Senior Vice-President, GORM, is a forum for senior management, with representation from each of the three lines of defence, to monitor and discuss significant operational risk and control matters. ORRCC is a subcommittee of the GRC. The GRC, chaired by the CRO, is a senior management forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies.
Operational risk management approach
Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Framework, which supports and governs the processes of identifying, measuring, mitigating, monitoring and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.
Risk identification
Risk identification includes the process of assessing, understanding and confirming risks, on business unit operations, transactions, change initiatives and emerging risks to ensure operational risks are proactively identified and managed. CIBC’s business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC’s risk appetite. These reviews include using risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators (KRIs) trends, change initiative risk assessments and in-depth
risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant Control Groups challenge business lines’ risk assessments and mitigation actions.
Risk measurement
Risk measurement is the quantification of operational risks through operational risk capital calculations, internal loss data collection and analysis, and stress testing to understand potential operational risk exposures.
Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.
A robust risk measurement practice is in place to quantify operational risk and ensure adequate capital. We use the standardized method to quantify our operational risk exposure in the form of operational risk regulatory capital, as agreed with local regulators.
Risk mitigation
Risk mitigation is the determination of appropriate strategies and development of action plans to address operational risks to ensure residual risks are within the CIBC risk appetite. Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our Control Framework outlines key principles, structure and processes underpinning our approach to managing risks through effective controls. Under our Control Framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program may afford additional protection from loss. These mitigants also satisfy statutory and regulatory requirements, where applicable. Other risk transfer mechanisms can include approaches such as contractual indemnities in which the third party is responsible for losses. Finally, our global business continuity and broader operational resilience programs are aimed at minimizing impact from severe disruptions to our critical operations.
Risk monitoring and reporting
Risk monitoring and reporting ensures that operational risk issues, including emerging risks, are monitored and communicated to the relevant stakeholders in a timely and transparent manner.
Both forward-looking KRIs as well as backward-looking key performance indicators provide insight into our risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be designed or operating effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.
Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board of our control environment, operational risk exposures, and mitigation strategies. Operational risk practices are continuously enhanced to increase robustness of the operational risk management program for effective and efficient identification, measurement, mitigation, monitoring and reporting of operational risks at CIBC.
Operational risks that may adversely impact CIBC include the following:
Anti-money laundering/anti-terrorist financing
The risk of CIBC’s potential
non-conformance
with global AML and ATF regulatory requirements and sanctions regulations which may lead to enhanced regulatory scrutiny, regulatory censure (i.e., cease and desist orders) and/or financial loss (i.e., regulatory, criminal or civil penalties and/or forfeiture of assets). See the “Top and emerging risks – Anti-money laundering, anti-terrorist financing and sanctions” section for further details.
Data risk
The risk arising from inadequate management of the data life cycle, which may impair CIBC’s ability to deliver consistent and accurate data. This risk can impact critical activities such as financial reporting, regulatory compliance, and the effectiveness of analytical tools or models that help make informed business decisions. See the “Top and emerging risks – Data and Artificial Intelligence risk” section for further details.
Fraud risk
The risk relating to any intentional act or omission designed to deceive others with a goal of misappropriating property/assets or circumventing regulations, the law or CIBC policies/procedures to achieve financial gain or benefit. These intentional acts can be committed by team members or by external parties (e.g., clients or third parties).

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Management’s discussion and analysis

Information security risk (including cyber security)
The risk to the confidentiality, integrity and availability of CIBC-owned information, and the information entrusted to CIBC by clients, employees, shareholders, business partners, and third parties that if lost, disclosed, accessed, modified, or disrupted/destroyed without authorization, could cause damage to CIBC’s business and its customers. See the “Top and emerging risks – Information and cyber security risk” section for further details.
Technology risk
The risk of financial losses, operational disruptions, or damage to organizational reputation due to compromised availability, stability, resilience, capacity, performance, currency, or integrity of technology. See the “Top and emerging risks – Technology risk” section for further details.
Third-party risk
The potential risk that may arise from relying on a third-party business arrangement between CIBC and another entity, by contract or otherwise. This includes activities that involve outsourced products and services, use of outside consultants, networking arrangements, managed services, services provided by affiliates and subsidiaries, joint ventures, sponsorships, no-fee
contracts, and any other arrangement that involves the delivery of business activities, functions or processes to CIBC and/or its clients. See the “Top and emerging risks – Third-party risk” section for further details.
Other operational risks include business interruption risk, conduct and culture risk (see the “Conduct and culture risk” section), financial reporting risk, legal risk (see the “Reputation and legal risks” section), model risk, people risk, privacy risk, project risk, physical security risk, regulatory compliance risk (see the “Regulatory compliance risk” section) and processing and execution risk.
Environmental and social risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, including but not limited to climate-related issues (see the “Top and emerging risks – Climate risk” section for additional details), whether arising from our credit and investment activities or related to our own operations. Social risk is the potential for negative impact on our financial position, operations, legal and regulatory compliance, or reputation stemming from social considerations associated with CIBC, an activity, transaction, product, client, third party or supplier. These social considerations include, but are not limited to, inclusive banking (for example, accessibility, reconciliation, racial equity), human rights (for example, modern slavery, including forced labour and child labour, human trafficking, freedom of opinion and expression), and social impacts related to climate change.
Governance
CIBC has a Global Environmental and Social Framework, an internal policy document that is an umbrella for CIBC’s policies and procedures that support the operationalization of the bank’s sustainability priorities and related policies, including how environmental and social risks are managed, in addition to outlining the established ESG governance framework. As environmental and social risk management requires a multi-disciplinary approach, these risk factors are considered in our ESG governance framework, which outlines related responsibilities from the Board to executive management and on to those with day-to-day
accountability for execution.
CIBC’s Board and its committees provide ongoing oversight of the continued execution of our bank-wide ESG governance framework, with committees playing a distinct, but integrated role. The Corporate Governance Committee (CGC) leads oversight of our ESG strategy (which includes climate strategy) and governance, material public ESG disclosure for alignment with ESG strategy, and stakeholder engagement. In this capacity, the CGC considers external challenges, trends and developments that should be considered in our strategic plans. Other Board committees lead the oversight of specific elements of our sustainability priorities and governance based on mandate, and as it pertains to environmental and social risks; in particular, the RMC reviews and approves key frameworks, policies and limits to identify and control principal risks, as well as overseeing the identification, measurement, monitoring, and mitigation of CIBC’s principal business risks, including climate-related risks. The Audit Committee also has oversight of the establishment and maintenance by management of a system of processes and controls to ensure the integrity, accuracy and reliability of ESG disclosures in the Annual Report, Sustainability Report, and other material ESG disclosure documents.
At the senior management level, our Group ELT is accountable for the progress on CIBC’s sustainability agenda, and the Senior Executive Vice-President and Chief Administrative Officer (CAO) is the executive lead for sustainability across the enterprise, which includes leading our related strategy, sustainability disclosures and our ESG governance framework. In this capacity, the CAO also works closely with our CRO, who has overall responsibility for enterprise risk management. Executive management is also facilitated through CIBC’s Senior Executive ESG Council, which is chaired by the CAO, and has representation from across SBUs and functional groups, facilitating bank-wide input and coordination on strategic sustainability initiatives in response to CIBC’s environmental and social impacts. The CRO chairs the GRC, which provides a forum for discussion of risk appetite, profile, stress testing, and mitigation strategies, including consideration of relevant environmental, climate-related, or social risks.
Our Enterprise Sustainability team, which reports into the CAO, and is led by the Senior Vice-President, Corporate Governance and ESG, works alongside the SBUs, functional groups and subject matter experts across the bank, such as the Environmental Risk Management team within GOERM, to advance CIBC’s sustainability agenda. The Environmental Risk Management team reports to the Executive Vice-President, GOERM, who reports into the CRO, and provides independent oversight of the identification, measurements, monitoring, and management of climate-related risks.
Understanding that environmental and social topics and related risks are evolving, we have regular, two-way
engagement with our stakeholders and continuously assess and engage on other environmental and social issues through partnerships and industry initiatives. This helps to ensure that we have a common understanding of this risk area and are prepared to respond.
Risk management
The Global Environmental and Social Framework outlines roles and responsibilities for risk management of environmental and social risks as a shared responsibility between multiple risk management teams including GOERM, Conduct and Culture Risk Management, and Third Party Risk Management, in addition to regional risk management teams.
Within CIBC’s Risk Management function, the GOERM group provides independent oversight of the measurement, monitoring and control of environmental risks. This group is led by the Executive Vice-President, GOERM, who has direct accountability to the CRO for environmental risk oversight. This team works closely with the Enterprise Sustainability team, to ensure that environmental and social risks are integrated into our sustainability priorities, as well as with the SBUs and functional groups to ensure that environmental and social practices are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.

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Environmental risk, including but not limited to climate-related issues, and social risk are components of reputation and legal risks. These risks are therefore assessed and mitigated according to the policies and related procedures followed for managing reputation and legal risks, including through the Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures. See the “Reputation and legal risks” section for additional information.
In addition, our Corporate Environmental Policy, which is under the overall management of the Environmental Risk Management team, describes our approach to prudent environmental management, including climate-related issues, and assigns responsibilities for managing our environmental impacts. Our Corporate Environmental Policy states that CIBC will develop, implement and maintain standards and procedures to review, assess and manage the environmental risks inherent in lending and investment activities and seek through such activities to promote sound environmental management practices among those with whom business is conducted. For example, environmental and social evaluations are integrated into our credit risk assessment processes, with standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and bridge loans are required, in accordance with our commitment as a signatory to the Equator Principles (adopted in 2003), which are a voluntary set of guidelines for financial institutions based on the screening criteria from the International Finance Corporation. An escalation process is in place for transactions with the potential to have significant environmental and social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required.
Some environmental and social risks, such as child labour or other human rights violations, are components of third-party risk management and are identified, assessed, mitigated, monitored and reported as per CIBC’s Third Party Risk Management Policy (see the “Top and emerging risks – Third-party risk” section). We have procedures in place to assess supplier risk and to govern our contracted supplier relationships. Due diligence reviews of new, existing, and prospective suppliers require consideration of applicable sustainability factors in order to mitigate these potential risks within our supply chain as captured in the CIBC Sustainability Report and CIBC on Human Rights: Modern Slavery and Human Trafficking Statement, which are available on our website.
Climate change
Climate risk is integrated into our risk management processes, beginning with our climate-related risk appetite, which is defined based on qualitative and quantitative considerations and reflects our guiding principle of practicing sound risk management, as well as enabling us to address stakeholders’ expectations with respect to climate risk management. Tolerance levels have been implemented into our Risk Appetite Statements regionally and enterprise-wide for relevant SBUs. We continue to evaluate relevant metrics and will include additional quantitative measures to our Risk Appetite Statements, as needed, as climate-related risk management practices evolve and mature.
We are actively identifying and assessing climate-related risks and how they might impact business operations, cause physical damage, disrupt supply chains and affect global economies, and ultimately impact credit and market risk. To do this, we are continuing to develop a suite of tools including carbon risk scoring, heat maps, scenario analysis and measuring financed emissions to give us insights into the risks at a client, sector and portfolio level, as there is not one individual tool that can adequately measure the risks that our clients face due to climate change.
Our carbon risk scoring considers the short, medium and long-term impacts that a corporate or commercial client might face due to climate change such as policy, technology and market shifts. It allows us to score each client on a scale of advanced to poor, referring those clients that score poorly to our High Carbon Score Committee, made up of representatives from the relevant SBUs and risk management, to develop appropriate action plans to mitigate the risk.
Our heat map approach provides a visual representation of the business and government sectors that are vulnerable to climate-related risks. Based on this heat map assessment, we assign a score to each industry and sector within our portfolio based on general exposure to physical and transition risks, allowing us to prioritize sectors with significant exposure to climate change for further in-depth analysis.
Scenario analysis allows us to explore the potential risks and opportunities we face across a range of plausible climate futures, under certain conditions and assumptions. It includes assessing potential financial losses and risk-weighted assets, which could impact capital requirements under each scenario. We will continue refining our climate scenario analysis approach as industry standards and regulations evolve.
These risk management tools provide us with a higher level of granularity to understand how our individual portfolios behave with regard to climate-related risks and where to focus mitigation efforts, as well as informing business decisions towards potential opportunities and areas where we can support our clients. We will continue expanding our knowledge and exploring and assessing climate-related risk impacts as industry standards, the regulatory environment, data quality, tools and our approach mature.
Human rights and codes of conduct
CIBC is committed to respecting and protecting human rights, which means that we do not tolerate any form of modern slavery throughout our business and supply chains.
We are committed to upholding human rights by incorporating global industry practices enterprise-wide, including the United Nations Guiding Principles on Business and Human Rights, and promoting a fair, diverse and inclusive work environment. We publicly report in accordance with applicable human rights legislation, including the United Kingdom’s Modern Slavery Act 2015, the Australian Modern Slavery Act 2018, and Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act. We comply with all applicable human rights laws and standards in the jurisdictions in which we operate, including those addressing modern slavery, pay equity, employment equity, health and safety, discrimination, and harassment. We expect our team members, clients, suppliers, and other third parties with whom we have a business relationship to share our commitment to respect human rights and to mitigate modern slavery risks. More information can be found in the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement, which is available on our website.
CIBC’s Code of Conduct (Code) is an important reference point in our culture and sets out an integrated framework of key principles, policies, guidelines and processes designed to empower team members to act in a manner consistent with the highest standards of ethical and professional conduct. Our Code is applicable to all team members of CIBC and its wholly owned subsidiaries, except for team members in CIBC Cayman Bank Limited and CIBC Cayman Reinsurance Limited, which have their own codes of conduct to comply with local requirements. Each year, all team members must attest that they have read, understood and continually abide by our Code. We also have mechanisms in place to detect and identify potential violations of our Code, which are reviewed through the appropriate channels, in accordance with applicable laws and CIBC policies, guidelines and processes, to determine outcomes and consequences.
More information on sustainability governance, policy, management and performance can be found in our Sustainability Report, which is available on our website.

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Management’s discussion and analysis

Regulatory compliance risk
Regulatory compliance risk is the risk of CIBC’s potential
non-conformance
with applicable regulatory requirements.
Our approach to managing and mitigating regulatory compliance risk aligns with CIBC’s Risk Appetite Statement and centers around fostering a robust risk culture. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) Framework. The RCM Framework, owned by the Senior Vice-President, Chief Compliance and Privacy Officer and Global Regulatory Affairs, and approved by the RMC, maps regulatory requirements to our internal mitigants (such as policies, procedures, and at least one control) that evidence regulatory compliance.
Our Compliance department is responsible for developing and maintaining a comprehensive RCM Program, including oversight of the RCM Framework. This department operates independently from business management and regularly reports to the RMC.
The primary responsibility for complying with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department’s activities support these groups, with a particular focus on regulatory requirements that govern the relationship between CIBC and its clients.
See the “Regulatory developments” section for further details.
Insurance risk
Insurance risk is the risk of loss arising from the obligation to pay out b enef
its and expenses on insurance policies in excess of expected amounts. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.
Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our insurance business and in our reinsurance business within the respective subsidiaries.
Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, and an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.
Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Reputation and legal risks
Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders, third parties, regulators, team members and communities.
Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
Legal risk is the risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to clients, investors, team members, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our team members or agents.
All team members at CIBC play an important role in protecting our reputation by ensuring that the highest ethical standards are followed in how we act and what we do. Not only must we act with integrity at all times, we must also ensure that activities being conducted do not pose undue risks to CIBC’s reputation for ethical, sound and responsible business practices. As a result, requirements for the management and oversight of potential reputation risk are integrated throughout our framework of policies and related procedures. These processes include the management of various risks as set out in CIBC’s Risk Appetite Statement, Risk Management Framework and Code of Conduct. Our Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures outline how we safeguard our reputation through identification, assessment, escalation and mitigation of potential reputation and legal risks. Proactive management of potential reputation and legal risks is a key responsibility of CIBC and all our team members.
Overall governance and oversight of reputation risk is provided by the Board, primarily through the RMC of the Board. Senior management oversight of reputation and legal risks is provided by the Reputation and Legal Risks Committee, which is a subcommittee of GRC and reports its activities regularly to the GRC. Additionally, there are specific senior management committees across the enterprise that provide further oversight to ensure required practices are followed and any material reputation and legal risks are identified, managed, and if required, escalated, effectively.
Conduct and culture risk
Conduct risk is the risk that the actions or omissions (i.e., behaviour) of CIBC, team members or third parties: do not align with our desired culture; deliver poor, inappropriate or unfair outcomes for clients, team members or shareholders; result in adverse market practices and outcomes; impact CIBC’s reputation as a leading financial institution; or materially and adversely affect our business, operations or financial condition.
Culture risk is the risk that the implicit or explicit beliefs, values and norms guiding team members’ behaviours and decision-making could adversely affect CIBC’s strategy, reputation, business or financial condition.
Our Conduct and Culture Risk Framework applies enterprise-wide and outlines the proactive management and oversight of potential conduct and culture risk. Every team member is accountable for the identification and management of conduct and culture risk. The overarching principles and requirements for maintaining appropriate conduct, addressing inappropriate conduct and embedding CIBC’s desired culture are covered in CIBC’s Code and other global, regional and business specific policies, frameworks, processes and procedures. All team members must continually abide by the Code, and CIBC policies, frameworks, processes and procedures in carrying out the accountabilities of their role. Overall governance of conduct and culture risk is provided by the Board and its committees, including the CGC, as well as senior management committees.

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Accounting and control matters
Critical accounting policies and estimates
The consolidated financial statements of CIBC have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the
Bank Act
(Canada) and the requirements of OSFI. A summary of material accounting policies is presented in Note 1 to the consolidated financial statements.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Use and classification of financial instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, repurchase agreements, and subordinated indebtedness.
We use these financial instruments for both trading and
non-trading
activities. Trading activities primarily include the purchase and sale of securities and commodities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation.
Non-trading
activities generally include the business of lending, investing, funding and ALM.
The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.
Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9, see Note 1 to the consolidated financial statements.
Determination of fair value of financial instruments
Under IFRS 9, debt, equity securities and business and government loans measured at FVTPL, obligations related to securities sold short, derivative contracts, FVOCI securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain secured borrowings, obligations related to securities sold under repurchase agreements, structured deposits and business and government deposits. Certain retail mortgage interest rate commitments are also designated as FVO financial instruments.
IFRS 13 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length
transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable
(Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. To ensure that valuations are appropriate, a number of policies and controls are in place, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.
For instruments valued using internally developed models that use significant non-observable
market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2.
The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details on the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31		2025		2024
	Level 3	Total (1)	Level 3	Total (1)
Assets
Securities and loans measured at FVTPL	$1,099	0.8%	$612	0.6%
Equity securities designated at FVOCI	534	0.6	203	0.3
Derivative instruments	166	0.4	101	0.3
Total	$1,799	0.7%	$916	0.4%
Liabilities
Deposits and other liabilities (2)	$476	1.1%	$416	1.0%
Derivative instruments	1,143	2.8	1,083	2.7
Total	$1,619	1.4%	$1,499	1.3%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

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Management’s discussion and analysis

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.
In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.
Fair value adjustments
We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer
spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk and credit risk.
The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The level of fair value adjustments could change as events warrant and may not reflect ultimate realizable amounts.
As at October 31, 2025, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $422 million (2024: $336 million), primarily related to credit risk, bid-offer
spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.
Impairment of financial assets
Under IFRS 9, we establish and maintain ECL allowances for all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL allowances apply to loan commitments and financial guarantees that are not measured at FVTPL.
ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. One of the objectives of IFRS 9 is to record lifetime losses on all financial instruments that have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i)
12-month
ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.
Key drivers of expected credit loss
The ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:
•	Determining when a significant increase in credit risk of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.
In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results. We continue to operate in an uncertain macroeconomic environment. As a result, a heightened level of judgment is required to estimate ECLs. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9.
Use of the regulatory framework
Our ECL models leverage the data, systems and processes that are used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the IRB approach. Significant judgment is applied in leveraging the data and modelling techniques used to calculate Basel risk parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle
estimates to the
point-in-time
parameters used under IFRS 9 that consider forward-looking information. In addition, credit losses under IFRS 9 are 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, compared to 12 months for IRB portfolios under Basel. The main differences between Basel risk parameters and IFRS 9 parameters are explained in the table below:

	Regulatory Capital	IFRS 9

PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions

LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital or opportunity cost	Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value Discounted using the effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default date is also captured

Other		ECL is discounted from the default date to the reporting date
Attribution of provision for credit losses
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.

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Management’s discussion and analysis

Hedge accounting
The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we previously elected to not adopt the IFRS 9 hedge accounting requirements and instead retained the IAS 39 hedge accounting requirements. As required, we have adopted the hedge accounting disclosure requirements under amendments to IFRS 7 that were effective in 2018.
Securitizations and structured entities
Securitization of our own assets
Under IFRS 10 “Consolidated Financial Statements” (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee. Power may be exercised through voting or similar rights or, in the case of SEs, through contractual arrangements that direct the relevant activities of the investee. When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.
We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust and HELOCS Trust, which we consolidate under IFRS 10.
We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:
•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.
We have determined that our securitization activities related to residential mortgages, cards receivables and HELOCs are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.
Securities lending and repurchase transactions generally do not result in the transfer of substantially all the risks and rewards of the securities and as a result do not result in derecognition of the securities.
Securitization of third-party assets
We also sponsor several SEs that acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing ABCP to investors. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.
IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.
Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.
A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
For additional information on the securitizations of our own assets and third-party assets, see the “Financial condition –
Off-balance
sheet arrangements” section and Note 6 to the consolidated financial statements.
Leases
As a lessee, we recognize a
right-of-use
asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC. We apply judgment in determining the appropriate lease term, which is based on the non-cancellable
portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. In accounting for the lease, we also determine the appropriate discount rates based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate.
As an intermediate lessor for office space, we apply judgment to classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use
asset are transferred to the
sub-lessee.
If classified as a finance sublease, the related
right-of-use
asset is derecognized and an investment in sublease is recognized based on the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease
components, we allocate the total consideration in the contract to each component based on our estimation of the stand-alone prices for each of these components. The investment in sublease is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term. For finance subleases, we apply similar judgments as to when we are acting as a lessee to determine the appropriate lease term.
We are also lessors in both financing leases and operating leases related to equipment financing activities for our clients. Judgment is applied to classify these leases as a financing lease or as an operating lease based on whether substantially all the risks and rewards related to ownership of the leased asset are transferred to the lessee. In a financing lease, the leased asset is derecognized and a net investment in the lease is recognized, which is initially measured as the present value of the lease payments to be received from the lessee and any unguaranteed residual value we expect to recover at the end of the lease, discounted at the interest rate implicit in the lease. The net investment in the financing lease is presented as part of Business and government loans on our consolidated balance sheet.

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Management’s discussion and analysis

Asset impairment
Goodwill
As at October 31, 2025, we had goodwill of $5,475 million (2024: $5,443 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.
Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models that require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.
In the fourth quarter of 2025, we performed our annual impairment test. We concluded that the recoverable amounts of our CGUs were in excess of their carrying amounts.
For additional information, see Note 8 to the consolidated financial statements.
Other intangible assets and long-lived assets
As at October 31, 2025, we had other intangible assets with an indefinite life of $116 million (2024: $116 million) and with a definite life of $154 million (2024: $199 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.
Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.
Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount.
Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.
For additional information, see Note 8 to the consolidated financial statements.
Income taxes
We are committed to responsible tax practices. We exercise active tax governance and tax compliance processes in accordance with the statutory obligations of all jurisdictions in which we operate. We seek to manage tax risk to ensure any financial exposure is well understood and remains consistent with our strategy and overall risk appetite.
We are subject to income tax laws in the various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management judgment is applied in the interpretation of the relevant tax laws and in estimating the expected timing and amount of the provision for current and deferred income taxes based on an assessment of the relevant factors.
Current tax is calculated using tax rates enacted or substantively enacted as at the reporting date. For Canadian income taxes, substantively enacted is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.
Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled, based on the laws that have been enacted or substantively enacted as at the reporting date.
Deferred tax liabilities are not recognized on taxable temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future and we expect to control the timing of reversal. Deferred tax assets are not recognized on deductible temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future or it is not probable future taxable profits will be available against which these deductible temporary differences can be utilized.
We assess quarterly the probability that our deferred tax assets will be realized prior to their expiration and determine if any portion of our deferred tax assets should not be recognized.
For further details on our income taxes, see Note 18 to the consolidated financial statements.
Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point
in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
A description of significant ongoing matters to which CIBC is a party can be found in Note 21 to the consolidated financial statements. The provisions disclosed in Note 21 include accruals for legal matters as at October 31, 2025, including amounts related to the significant legal proceedings described in that note and to other legal matters. Tax examinations and disputes are excluded. Income tax matters are addressed in Note 18 to the consolidated financial statements.
Note 21 also includes information on reasonably possible losses over and above amounts that have been accrued, which are losses that are neither probable, nor remote, for significant legal matters for which an estimate can be made.

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Management’s discussion and analysis

Post-employment and other long-term benefit plan assumptions
We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor long-term disability medical and dental benefit plans (collectively, other long-term benefit plans).
The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age and mortality rates. The actuarial assumptions used for determining the net defined benefit plan expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.
The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.
For further details of our annual pension and other post-employment expense and obligations, see Note 1 and Note 17 to the consolidated financial statements.
Self-managed loyalty points program
We sponsor certain self-managed credit card loyalty points programs for which we recognize credit card loyalty point liabilities that are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time. The calculation of the expected cost of redemption requires the use of judgment and depends on various assumptions, including estimation of the cost per point and the long-term redemption rate.
For further details on our self-managed loyalty points programs, see Note 1 to the consolidated financial statements.
Accounting developments
For details on future accounting policy changes, refer to Note 30 to our consolidated financial statements.
Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices previously deemed to be “benchmarks”, including the London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR) were the subject of international regulatory guidance and reforms. Consistent with regulatory expectations, we completed the transition of our USD LIBOR referenced contracts to alternative rates as of June 30, 2023, redeemed subordinated debenture liabilities amounting to US$48 million that referenced USD LIBOR by February 28, 2025, and completed the transition of CDOR and bankers’ acceptance based contracts to alternative rates in the third quarter of 2024.
Federal Deposit Insurance Corporation (FDIC) Special Assessment
On November 16, 2023, the FDIC Board of Directors approved the final ruling to implement a special assessment on certain insured U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. Our U.S. depository institution, CIBC Bank USA, is subject to this special assessment and recognized a cumulative net pre-tax
charge of $103 million (US$77 million) in fiscal 2024 based on our expectations of the total payable amount. The special assessment remains subject to adjustment by the FDIC based on the revised estimated and actual losses incurred from the receivership process.
OSFI Guideline
E-23
– Model Risk Management
On September 11, 2025, OSFI published the final Guideline E-23, which sets expectations for FRFIs to manage risks associated with the use of models, which includes traditional actuarial models as well as emerging technologies such as AI and ML. This guideline introduces a principles-based framework that applies to all types of models, regardless of the technology used. It does not prohibit any specific modelling approaches, allowing FRFIs to innovate while maintaining sound risk management practices. FRFIs are expected to implement this guideline from May 2027, following an 18-month transition period, which gives time to assess their current practices, make necessary adjustments, and implement the Guideline effectively.
Related-party transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the
Bank Act
(Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the
Bank Act
(Canada).
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel
(1)
, their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers, which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee
directors, executives, and certain other key employees. Details of our compensation of key management personnel
(1)
and our investments in equity-accounted associates and joint ventures are disclosed in Notes 16, 17, 23 and 24 to the consolidated financial statements.

(1)
Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), Group ELT and certain named officers per the
Bank Act
(Canada) (collectively referred to as senior officers). Board members who are also Group ELT members are included as senior officers.

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Management’s discussion and analysis

Policy on the Scope of Services of the Shareholders’ Auditor
The “Policy on the Scope of Services of the Shareholders’ Auditor” sets out the parameters for the engagement of the shareholders’ auditor by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee’s pre-approval
of all work performed by the shareholders’ auditor and prohibits CIBC from engaging the shareholders’ auditor for “prohibited” services. The Audit Committee is accountable for the oversight of the work of the shareholders’ auditor and for an annual assessment of the engagement team’s qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditor are disclosed in our Management Proxy Circular.
Controls and procedures
Disclosure controls and procedures
CIBC’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to CIBC’s management, including the President and CEO and the Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
CIBC’s management, with the participation of the President and CEO and the CFO, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2025 (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and CEO and the CFO have concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the consolidated financial statements.
All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.
As at October 31, 2025, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective.
Ernst & Young LLP, the shareholders’ auditor, has audited the consolidated financial statements of CIBC for the year ended October 31, 2025, and has also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2025, that have materially affected, or are reasonably likely to materially affect, its internal control.

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Management’s discussion and analysis

Supplementary annual financial information
Average balance sheet, net interest income and margin

		Average balance (1)			Interest			Average rate
	$ millions, for the year ended October 31	2025	2024	2023	2025	2024	2023	2025	2024	2023
	Domestic assets (2)
	Cash and deposits with banks	$12,308	$12,159	$23,261	$465	$774	$1,265	3.78%	6.37%	5.44%
	Securities	130,315	114,317	99,012	5,428	5,473	4,629	4.17	4.79	4.68
	Securities borrowed or purchased under resale agreements	40,434	30,394	30,377	1,827	1,691	1,646	4.52	5.56	5.42
Loans	Residential mortgages	277,571	269,759	265,871	11,204	12,454	11,236	4.04	4.62	4.23
	Personal	44,493	43,476	43,029	3,124	3,638	3,382	7.02	8.37	7.86
	Credit card	19,912	18,687	16,335	2,804	2,480	2,080	14.08	13.27	12.73
	Business and government	111,409	103,026	97,113	6,099	6,831	5,888	5.47	6.63	6.06
	Total loans	453,385	434,948	422,348	23,231	25,403	22,586	5.12	5.84	5.35
	Other interest-bearing assets	6,235	4,699	5,556	293	254	254	4.70	5.41	4.57
	Derivative instruments	13,612	14,484	15,569	–	–	–	–	–	–
	Customers’ liability under acceptances	11	5,907	11,497	–	–	–	–	–	–
	Other non-interest-bearing assets	29,779	21,076	23,779	–	–	–	–	–	–
	Total domestic assets	686,079	637,984	631,399	31,244	33,595	30,380	4.55	5.27	4.81
	Foreign assets (2)
	Cash and deposits with banks	47,411	43,717	36,817	1,917	2,115	1,612	4.04	4.84	4.38
	Securities	144,682	125,979	97,449	3,617	4,087	2,712	2.50	3.24	2.78
	Securities borrowed or purchased under resale agreements	70,266	67,679	53,527	3,433	4,120	2,920	4.89	6.09	5.46
Loans	Residential mortgages	5,850	5,569	5,294	273	267	251	4.67	4.79	4.74
	Personal	1,416	1,319	1,335	105	98	65	7.42	7.43	4.87
	Credit card	169	151	143	36	32	30	21.30	21.19	20.98
	Business and government	112,737	96,332	94,599	7,940	7,701	6,894	7.04	7.99	7.29
	Total loans	120,172	103,371	101,371	8,354	8,098	7,240	6.95	7.83	7.14
	Other interest-bearing assets	3,557	2,566	2,480	196	170	155	5.51	6.63	6.25
	Derivative instruments	23,176	15,075	16,866	–	–	–	–	–	–
	Other non-interest-bearing assets	8,942	8,762	8,212	–	–	–	–	–	–
	Total foreign assets	418,206	367,149	316,722	17,517	18,590	14,639	4.19	5.06	4.62
	Total assets	$1,104,285	$1,005,133	$948,121	$48,761	$52,185	$45,019	4.42%	5.19%	4.75%
	Domestic liabilities (2)
Deposits	Personal	$230,685	$224,154	$214,833	$4,374	$5,759	$4,474	1.90%	2.57%	2.08%
	Business and government	245,886	228,570	232,733	8,896	11,710	11,395	3.62	5.12	4.90
	Bank	2,727	1,990	1,219	65	71	35	2.38	3.57	2.87
	Secured borrowings	54,523	46,278	44,538	2,339	2,554	2,324	4.29	5.52	5.22
	Total deposits	533,821	500,992	493,323	15,674	20,094	18,228	2.94	4.01	3.69
	Derivative instruments	14,740	17,904	19,507	–	–	–	–	–	–
	Acceptances	11	5,913	11,497	–	–	–	–	–	–
	Obligations related to securities sold short	17,625	19,526	15,236	451	517	334	2.56	2.65	2.19
	Obligations related to securities lent or sold under repurchase agreements	21,696	18,527	22,139	1,036	1,155	1,181	4.78	6.23	5.33
	Other liabilities	23,945	17,963	19,159	172	263	292	0.72	1.46	1.52
	Subordinated indebtedness	7,957	7,349	6,470	407	505	453	5.11	6.87	7.00
	Total domestic liabilities	619,795	588,174	587,331	17,740	22,534	20,488	2.86	3.83	3.49
	Foreign liabilities (2)
Deposits	Personal	24,497	22,420	19,891	589	635	419	2.40	2.83	2.11
	Business and government	208,890	189,217	172,446	7,745	8,409	6,871	3.71	4.44	3.98
	Bank	24,155	23,951	23,110	833	1,113	932	3.45	4.65	4.03
	Secured borrowings	5,752	4,515	4,172	269	225	183	4.68	4.98	4.39
	Total deposits	263,294	240,103	219,619	9,436	10,382	8,405	3.58	4.32	3.83
	Derivative instruments	25,099	18,634	21,133	–	–	–	–	–	–
	Obligations related to securities sold short	2,921	2,609	2,524	114	108	74	3.90	4.14	2.93
	Obligations related to securities lent or sold under repurchase agreements	124,937	93,953	62,000	5,485	5,179	3,102	4.39	5.51	5.00
	Other liabilities	5,657	5,230	4,146	217	282	120	3.84	5.39	2.89
	Subordinated indebtedness	–	75	100	–	5	5	–	6.67	5.00
	Total foreign liabilities	421,908	360,604	309,522	15,252	15,956	11,706	3.62	4.42	3.78
	Total liabilities	1,041,703	948,778	896,853	32,992	38,490	32,194	3.17	4.06	3.59
	Shareholders’ equity	62,299	56,116	51,055	–	–	–	–	–	–
	Non-controlling interests	283	239	213	–	–	–	–	–	–
	Total liabilities and equity	$1,104,285	$1,005,133	$948,121	$32,992	$38,490	$32,194	2.99%	3.83%	3.40%
	Net interest income and net interest margin (3)				$15,769	$13,695	$12,825	1.43%	1.36%	1.35%
Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$83,597	$78,749	$83,530
	Foreign	21,198	19,779	22,990

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.
(3)	Net interest income as a percentage of average assets.

CIBC 2025 ANNUAL REPORT	88

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

	$ millions	2025/2024			2024/2023
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets (1)
	Cash and deposits with banks	$9	$(318)	$(309)	$(604)	$113	$(491)
	Securities	766	(811)	(45)	716	128	844
	Securities borrowed or purchased under resale agreements	559	(423)	136	1	44	45
Loans	Residential mortgages	361	(1,611)	(1,250)	164	1,054	1,218
	Personal	85	(599)	(514)	35	221	256
	Credit card	163	161	324	299	101	400
	Business and government	556	(1,288)	(732)	359	584	943
	Total loans	1,165	(3,337)	(2,172)	857	1,960	2,817
	Other interest-bearing assets	83	(44)	39	(39)	39	–
	Change in domestic interest income	2,582	(4,933)	(2,351)	931	2,284	3,215
	Foreign assets (1)
	Cash and deposits with banks	179	(377)	(198)	302	201	503
	Securities	607	(1,077)	(470)	794	581	1,375
	Securities borrowed or purchased under resale agreements	157	(844)	(687)	772	428	1,200
Loans	Residential mortgages	13	(7)	6	13	3	16
	Personal	7	–	7	(1)	34	33
	Credit card	4	–	4	2	–	2
	Business and government	1,311	(1,072)	239	126	681	807
	Total loans	1,335	(1,079)	256	140	718	858
	Other interest-bearing assets	66	(40)	26	5	10	15
	Change in foreign interest income	2,344	(3,417)	(1,073)	2,013	1,938	3,951
	Total change in interest income	$4,926	$(8,350)	$(3,424)	$2,944	$4,222	$7,166
	Domestic liabilities (1)
Deposits	Personal	$168	$(1,553)	$(1,385)	$194	$1,091	$1,285
	Business and government	887	(3,701)	(2,814)	(204)	519	315
	Bank	26	(32)	(6)	22	14	36
	Secured borrowings	455	(670)	(215)	91	139	230
	Total deposits	1,536	(5,956)	(4,420)	103	1,763	1,866
	Obligations related to securities sold short	(50)	(16)	(66)	94	89	183
	Obligations related to securities lent or sold under repurchase agreements	198	(317)	(119)	(193)	167	(26)
	Other liabilities	88	(179)	(91)	(18)	(11)	(29)
	Subordinated indebtedness	42	(140)	(98)	62	(10)	52
	Change in domestic interest expense	1,814	(6,608)	(4,794)	48	1,998	2,046
	Foreign liabilities (1)
Deposits	Personal	59	(105)	(46)	53	163	216
	Business and government	874	(1,538)	(664)	668	870	1,538
	Bank	9	(289)	(280)	34	147	181
	Secured borrowings	62	(18)	44	15	27	42
	Total deposits	1,004	(1,950)	(946)	770	1,207	1,977
	Obligations related to securities sold short	13	(7)	6	2	32	34
	Obligations related to securities lent or sold under repurchase agreements	1,708	(1,402)	306	1,599	478	2,077
	Other liabilities	23	(88)	(65)	31	131	162
	Subordinated indebtedness	(5)	–	(5)	(1)	1	–
	Change in foreign interest expense	2,743	(3,447)	(704)	2,401	1,849	4,250
	Total change in interest expense	$4,557	$(10,055)	$(5,498)	$2,449	$3,847	$6,296
	Change in total net interest income	$369	$1,705	$2,074	$495	$375	$870

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

89	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada (1)		U.S. (1)		Other (1)		Total
$ millions, as at October 31	2025	2024	2025	2024	2025	2024	2025	2024
Residential mortgages	$280,521	$274,371	$2,862	$2,810	$3,076	$3,042	$286,459	$280,223
Personal	45,288	44,412	621	522	801	805	46,710	45,739
Credit card	20,428	19,457	28	28	183	164	20,639	19,649
Total net consumer loans	346,237	338,240	3,511	3,360	4,060	4,011	353,808	345,611
Non-residential mortgages	5,574	5,042	–	–	191	246	5,765	5,288
Financial institutions	17,637	15,019	36,161	25,382	6,798	6,124	60,596	46,525
Retail and wholesale	9,971	9,638	3,535	2,999	701	843	14,207	13,480
Business services	9,621	9,873	6,235	6,145	2,380	2,271	18,236	18,289
Manufacturing – capital goods	2,152	2,007	2,713	2,591	76	42	4,941	4,640
Manufacturing – consumer goods	5,770	5,646	1,686	1,618	246	239	7,702	7,503
Real estate and construction	32,483	31,070	22,997	22,504	1,364	1,367	56,844	54,941
Agriculture	8,987	8,206	155	122	49	41	9,191	8,369
Oil and gas	2,312	2,302	1,154	1,316	-	39	3,466	3,657
Mining	933	1,331	381	71	1,234	968	2,548	2,370
Forest products	663	506	205	151	-	–	868	657
Hardware and software	1,120	1,048	4,839	3,829	1,128	747	7,087	5,624
Telecommunications and cable	849	723	1,923	1,315	976	566	3,748	2,604
Publishing, printing and broadcasting	171	250	329	387	53	68	553	705
Transportation	3,165	3,160	2,659	2,329	2,270	2,173	8,094	7,662
Utilities	4,610	6,312	7,450	5,638	5,264	4,955	17,324	16,905
Education, health and social services	4,252	4,117	6,498	5,908	92	298	10,842	10,323
Governments	2,403	2,217	441	289	2,069	1,865	4,913	4,371
Stage 1 and 2 allowance for credit losses (2)(3)	(362)	(307)	(797)	(858)	(70)	(67)	(1,229)	(1,232)
Total net business and government loans, including acceptances	112,311	108,160	98,564	81,736	24,821	22,785	235,696	212,681
Total net loans and acceptances	$458,548	$446,400	$102,075	$85,096	$28,881	$26,796	$589,504	$558,292

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses is allocated to business and government loans, including acceptances, by category above.
(3)	Includes the allocation of Stage 1 and 2 allowance for credit losses based on the geographic location where they are recorded.
Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2025	2024
Balance at beginning of year	$4,114	$4,117
Provision for credit losses	2,342	2,001
Write-offs
Residential mortgages	12	18
Personal	571	545
Credit card	884	739
Business and government	409	874
Total write-offs	1,876	2,176
Recoveries
Residential mortgages	6	7
Personal	74	62
Credit card	152	126
Business and government	54	77
Total recoveries	286	272
Net write-offs	1,590	1,904
Interest income on impaired loans	(138)	(121)
Foreign exchange and other	11	21
Balance at end of year	$4,739	$4,114
Comprises:
Loans	$4,392	$3,917
Undrawn credit facilities and other off-balance sheet exposures	347	197
Ratio of net write-offs during the year to average loans outstanding during the year
Residential mortgages	–%	–%
Personal	1.08	1.08
Credit card	3.65	3.25
Business and government	0.16	0.40

CIBC 2025 ANNUAL REPORT	90

Management’s discussion and analysis

Net loans and acceptances by geographic location
(1)

$ millions, as at October 31	2025	2024
Canada
Atlantic provinces	$17,353	$16,885
Quebec	50,017	45,892
Ontario	250,824	243,890
Prairie provinces	16,296	16,009
Alberta, Northwest Territories and Nunavut	48,495	49,068
British Columbia and Yukon	78,034	76,762
Stage 1 and 2 allowance for credit losses allocated to Canada (2)(3)	(2,471)	(2,106)
Total Canada	458,548	446,400
U.S. (2)(3)	102,075	85,096
Other countries (2)(3)	28,881	26,796
Total net loans and acceptances	$589,504	$558,292

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Includes the allocation of Stage 1 and 2 allowance for credit losses based on the geographic location where they are recorded.
(3)	For Canada, Stage 3 allowance for credit losses is allocated to provinces above, including acceptances. For U.S. and Other countries, amounts are net of Stage 3 allowances for credit losses.
Loans and acceptances interest rate sensitivity

$ millions, as at October 31				2025				2024
	Floating	Fixed rate	Non-rate sensitive	Total	Floating	Fixed rate	Non-rate sensitive	Total
Loans
Residential mortgages	$111,527	$175,506	$–	$287,033	$88,696	$191,976	$–	$280,672
Personal	38,109	9,757	–	47,866	37,450	9,231	–	46,681
Credit card	–	–	21,581	21,581	–	–	20,551	20,551
Business and government	220,697	16,413	306	237,416	200,093	13,933	279	214,305
Gross loans	370,333	201,676	21,887	593,896	326,239	215,140	20,830	562,209
Allowance for credit losses				(4,392)				(3,917)
Net loans				$589,504				$558,292

91	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans

	Canada (1)		U.S. (1)		Other (1)		Total
$ millions, as at October 31	2025	2024	2025	2024	2025	2024	2025	2024
Gross impaired loans
Residential mortgages	$1,080	$770	$17	$20	$218	$204	$1,315	$994
Personal	242	247	10	11	38	34	290	292
Total gross impaired consumer loans	1,322	1,017	27	31	256	238	1,605	1,286
Non-residential mortgages	12	32	–	–	5	14	17	46
Financial institutions	44	27	95	86	–	–	139	113
Retail, wholesale and business services	179	115	74	69	65	56	318	240
Manufacturing – consumer and capital goods	95	28	125	141	–	3	220	172
Real estate and construction	167	152	470	543	46	26	683	721
Agriculture	29	90	–	–	–	–	29	90
Resource-based industries	63	64	15	–	–	–	78	64
Telecommunications, media and technology	6	3	85	56	374	–	465	59
Transportation	10	9	–	2	1	2	11	13
Utilities	–	–	28	–	–	–	28	–
Other	13	18	30	92	–	–	43	110
Total gross impaired – business and government loans	618	538	922	989	491	101	2,031	1,628
Total gross impaired loans	1,940	1,555	949	1,020	747	339	3,636	2,914
Other past due loans (2)	178	158	–	–	3	3	181	161
Total gross impaired and other past due loans	2,118	1,713	949	1,020	750	342	3,817	3,075
Allowance for credit losses
Residential mortgages	202	120	6	7	98	107	306	234
Personal	154	160	3	5	28	25	185	190
Total allowance – consumer loans	356	280	9	12	126	132	491	424
Non-residential mortgages	4	–	–	–	1	7	5	7
Financial institutions	18	14	8	12	–	2	26	28
Retail, wholesale and business services	69	74	22	25	28	19	119	118
Manufacturing – consumer and capital goods	45	12	8	15	–	1	53	28
Real estate and construction	42	21	30	104	23	15	95	140
Agriculture	15	17	–	–	–	–	15	17
Resource-based industries	44	36	–	–	–	–	44	36
Telecommunications, media and technology	2	1	3	4	109	–	114	5
Transportation	1	2	–	–	1	1	2	3
Utilities	–	–	14	–	–	–	14	–
Other	4	6	–	4	–	–	4	10
Total allowance – business and government loans	244	183	85	164	162	45	491	392
Total allowance for credit losses	600	463	94	176	288	177	982	816
Net impaired loans
Residential mortgages	878	650	11	13	120	97	1,009	760
Personal	88	87	7	6	10	9	105	102
Total net impaired consumer loans	966	737	18	19	130	106	1,114	862
Non-residential mortgages	8	32	–	–	4	7	12	39
Financial institutions	26	13	87	74	–	(2)	113	85
Retail, wholesale and business services	110	41	52	44	37	37	199	122
Manufacturing – consumer and capital goods	50	16	117	126	–	2	167	144
Real estate and construction	125	131	440	439	23	11	588	581
Agriculture	14	73	–	–	–	–	14	73
Resource-based industries	19	28	15	–	–	–	34	28
Telecommunications, media and technology	4	2	82	52	265	–	351	54
Transportation	9	7	–	2	–	1	9	10
Utilities	–	–	14	–	–	–	14	–
Other	9	12	30	88	–	–	39	100
Total net impaired – business and government loans	374	355	837	825	329	56	1,540	1,236
Total net impaired loans	$1,340	$1,092	$855	$844	$459	$162	$2,654	$2,098

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

CIBC 2025 ANNUAL REPORT	92

Management’s discussion and analysis

Deposits

	Average balance (1)		Interest		Rate
$ millions, for the year ended October 31	2025	2024	2025	2024	2025	2024
Deposits in domestic bank offices (2)
Payable on demand
Personal	$11,904	$11,132	$9	$8	0.08%	0.07%
Business and government	71,550	68,152	1,765	2,131	2.47	3.13
Bank	14,425	12,658	399	475	2.77	3.75
Payable after notice
Personal	130,095	117,556	1,114	1,328	0.86	1.13
Business and government	91,536	79,210	2,974	4,006	3.25	5.06
Bank	942	447	31	22	3.29	4.92
Payable on a fixed date
Personal	95,142	101,461	3,414	4,616	3.59	4.55
Business and government	157,591	150,813	6,795	8,551	4.31	5.67
Bank	3,298	3,640	127	186	3.85	5.11
Secured borrowings	54,523	46,278	2,339	2,554	4.29	5.52
Total domestic	631,006	591,347	18,967	23,877	3.01	4.04
Deposits in foreign bank offices
Payable on demand
Personal	2,497	2,342	2	2	0.08	0.09
Business and government	33,693	28,842	620	575	1.84	1.99
Bank	14	38	1	3	7.14	7.89
Payable after notice
Personal	10,288	9,421	215	240	2.09	2.55
Business and government	25,735	22,926	1,050	1,114	4.08	4.86
Payable on a fixed date
Personal	5,256	4,662	209	200	3.98	4.29
Business and government	74,671	67,844	3,437	3,742	4.60	5.52
Bank	8,203	9,158	340	498	4.14	5.44
Secured borrowings	5,752	4,515	269	225	4.68	4.98
Total foreign	166,109	149,748	6,143	6,599	3.70	4.41
Total deposits	$797,115	$741,095	$25,110	$30,476	3.15%	4.11%

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Deposits by foreign depositors in our domestic bank offices amounted to $97.8 billion (2024: $90.7 billion).
Fees paid to the shareholders’ auditor

$ millions, for the year ended October 31	2025	2024
Audit fees (1)	$31.7	$28.8
Audit-related fees (2)	4.5	3.3
Tax fees (3)	2.8	2.1
All other fees (4)	0.2	0.7
Total	$39.2	$34.9

(1)
For the audit of CIBC’s annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States).

(2)
For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and assurance reports and translation of financial reports.

(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

93	CIBC 2025 ANNUAL REPORT

Management’s discussion and analysis

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average balances
Average balances are calculated as a weighted average of daily closing balances.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Common share book value
Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter
(OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.
Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.

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Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.
Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

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Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to common equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The
gross-up
of
tax-exempt
revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense. Commencing in the third quarter of 2024, TEB reporting was no longer applicable to certain dividends received on or after January 1, 2024.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading activities and trading net interest income
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes as defined in the Fundamental Review of the Trading Book (FRTB) rules under the Basel III reforms for market risk that became effective on November 1, 2023 and in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline. Trading net interest income is net interest income related to trading activities.

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Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. AIRB is not permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the repricing of assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability
contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s CAR Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital is a
non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. FIRB methodology must be used for some exposure categories.
Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process, as defined by Pillar II of the Basel Accord, designed to provide a comprehensive and ongoing assessment of capital adequacy. Through ICAAP, CIBC identifies, measures, and manages all material risks to ensure that sufficient capital is available to support its risk profile and business strategy.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk and equity specific risk.

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Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises two calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
is available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on downturn assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.

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Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication and account management relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. RWA for market risk in the trading portfolio is based on standardized capital requirements defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the IRB approach for credit risk. The capital floor is determined by applying an adjustment factor specified by OSFI to the capital requirement calculated by reference to the standardized approach. Any shortfall in the IRB capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.
Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes:
project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.

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Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
This approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based approach
(SEC-ERBA)
and the standardized approach
(SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of organic and inorganic business strategies. It includes the potential financial loss and impact to resiliency due to the failure of growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed
Value-at-Risk
A VaR calculation using a
one-year
observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in the repricing of assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity measure
The sum of Total capital and
bail-in
eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk
(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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